     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 1999
                                                        REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           THE PIETRAFESA CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                  DELAWARE                                      2310                                     22-3607757
        (State or Other Jurisdiction                (Primary Standard Industrial                      (I.R.S. Employer
      of Incorporation or Organization)              Classification Code Number)                   Identification Number)

                                7400 MORGAN ROAD
                               LIVERPOOL, NY 13090
                                 (315) 453-4300
                      ATTN: Mr. Richard C. Pietrafesa, Jr.
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

            IT IS REQUESTED THAT COPIES OF COMMUNICATIONS BE SENT TO:

   L. KEVIN SHERIDAN, JR., ESQ.                STEPHEN T. BURDUMY, ESQ.
    ROBERTS, SHERIDAN & KOTEL                      KLEHR, HARRISON,
   A PROFESSIONAL CORPORATION               HARVEY, BRANZBURG & ELLERS LLP
 12 EAST 49TH STREET, 30TH FLOOR                  1401 WALNUT STREET
    NEW YORK, NEW YORK  10017            PHILADELPHIA, PENNSYLVANIA 19102-3163

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                       CALCULATION OF REGISTRATION FEE

                                                                              Proposed
                                        Amount         Proposed Maximum        Maximum
Title of each Class of                  to be              Offering           Aggregate          Amount of
Securities to be Registered         Registered (1)    Price Per Share (2)  Offering Price    Registration Fee
--------------------------------- ------------------- ------------------- ----------------- -------------------
Class A Common Stock                                                         $50,000,000         $13,900

-----------------------
(1) Includes up to ____ shares that may be purchased from the Company at the option of the underwriters solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED MARCH   , 1999
                                     Shares
                              Class A Common Stock
                                     [LOGO]
                                 $   per share

     We, The Pietrafesa Corporation, are offering        shares of our Class A
Common Stock. This is our initial public offering. We expect that the initial
public offering price to the public will be between $    and $    per share. The
market price of the shares after the offering may be higher or lower than the offering price.

     The Class A Common Stock is one of two classes of Common Stock of The Pietrafesa Corporation and has limited voting rights. Holders of shares of Class A Common Stock will elect 25% of the directors. Holders of shares of Class B Common Stock will elect 75% of the directors and will have the power to decide substantially all other matters submitted to stockholders. The Class B Common Stock is not being offered to the public and is currently held by a private limited partnership. Holders of shares of Class A Common Stock will have limited voting rights until all shares of Class B Common Stock are converted into Class A Common Stock.

     An application has been filed with the Nasdaq National Market to have the Class A Common Stock listed under the symbol "BRND."

     Investing in the Class A Common Stock involves risks. See "Risk Factors" beginning on page 11.

                                                    Per Share           Total
                                                    ---------           -----
Price to the public...........................  $                 $
Underwriting discounts and commissions........  $                 $
Proceeds to The Pietrafesa Corporation........  $                 $

     The Pietrafesa Corporation has granted the underwriters an option to
purchase up to an additional     shares to cover over-allotments within 30 days
following the date of this prospectus. The underwriters expect to deliver the
shares to purchasers on           , 1999.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JANNEY MONTGOMERY SCOTT INC.
                 EVEREN SECURITIES, INC.
                                  FIRST SECURITY VAN KASPER
                                                      MORGAN SCHIFF & CO., INC.

                                             , 1999

                                    [Artwork]














































     Our logo and name are trademarks of the Company. Each trade name, trademark or service mark of any other company appearing in this prospectus is the property of its holder.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary......................................................
Forward Looking Statements..............................................
Risk Factors............................................................
Use of Proceeds.........................................................
Capitalization..........................................................
Dividend Policy.........................................................
Dilution................................................................
Selected Historical Consolidated Financial Data.........................
Pro Forma Combined Financial Data.......................................
Management's Discussion and Analysis of Financial
  Condition and Results of Operations...................................
Business................................................................
Management..............................................................
Certain Relationships and Related Transactions..........................
Principal Stockholders..................................................
Description of Capital Stock............................................
Shares Eligible for Future Sale.........................................
Underwriting............................................................
Legal Matters...........................................................
Experts.................................................................
Additional Information..................................................
Index to Financial Statements...........................................

                              --------------------


You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Dealer Prospectus Delivery Obligation: Until ____________, ____, all dealers that effect transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the "Risk Factors" section, the financial statements and the notes to those statements, before making your investment decision. This prospectus contains market data, for the most recent periods for which such data is generally available, that we obtained from industry trade groups and from industry publications and other publicly available information. Although we believe that these sources contain accurate information, the publications do not guarantee the accuracy and completeness of such information. We have not independently verified such market data.

The Pietrafesa Corporation was incorporated in 1998 and is the successor to a business founded in 1922. In October 1998, MS Pietrafesa, L.P. (the "Partnership"), our predecessor operating partnership and sole shareholder, transferred all of its assets and liabilities to The Pietrafesa Corporation. In March, 1999, we acquired the business of two independent merchandising/sourcing businesses, Diversified Apparel Group ("DAG") and Global Sourcing Network, Ltd ("Global"). On the day we close this offering of the Class A Common Stock (the "Offering"), we will apply $5.9 million of the net proceeds of the Offering to pay the $4.7 million up-front purchase price for one other merchandising/sourcing business, Components by John McCoy ("Components"), and to repay $1.2 million under notes issued to the sellers of DAG and Global. These three businesses are referred to in this prospectus as the "Acquired Businesses," and the acquisition of the Acquired Businesses is referred to as the "Acquisitions." All references in this prospectus to "The Pietrafesa Corporation," the "Company," "we," "us" and "ours" refer to The Pietrafesa Corporation and the Acquired Businesses on a combined basis. All references in this prospectus to "Pietrafesa" refer to our historical financial and operating results without giving effect to the Acquisitions. Unless otherwise indicated or the context otherwise requires, all share, per share and financial information contained in this prospectus:

o gives effect to our acquisition of the Acquired Businesses and our acquisition of all assets and liabilities of the Partnership;
o assumes that no shares of Class A Common Stock will be issued as part of the consideration paid in the Acquisitions;
o    assumes no exercise of the Underwriters' over-allotment option; and
o    gives effect to the issuance to the Partnership of a total of       shares
     of Class B Common Stock prior to the consummation of the Offering.

                                   THE COMPANY

General. We believe that we are the only major apparel business focused primarily on offering major retailers and brand licensing companies a "total solution" for dress apparel products for men. By providing comprehensive merchandising, sourcing and other value-added services, we act as "The Brand behind the Brand" for dress apparel programs that include suits, sport jackets, dress shirts, woven sport shirts, casual pants, knitwear, neckwear and topcoats, at a wide range of price points. Our strategy is to offer integrated apparel programs that cover everything a man might wear to the office Monday through Friday and on formal occasions.

We are an important proprietary brand source to a variety of well-known retailers, including:

         Bergdorf Goodman                      Nordstrom
         Bijan                                 S & K Famous Brands
         Brooks Brothers                       Saks Fifth Avenue
         Filene's Basement                     Sulka
         Jos.A.Bank                            The Men's Wearhouse
         Neiman Marcus                         Today's Man

Industry. Retail sales of men's apparel in the United States in 1998 were approximately $54 billion, an increase of 6.8% over the prior year, as compared to increases of 3.7% in women's apparel and 4.7% in all apparel. We believe that the following important trends in the apparel industry have redefined the manner in which our business must be conducted and have improved our competitive position.

o Consumers are Buying More Proprietary Brand Apparel. Sales of proprietary brand apparel represented 41.0% of total sales of men's apparel in 1996, up from 39.3% in 1995 and 37.0% in 1994. Based upon our 1998 sales and the announced store opening plans of our customers, we believe that this trend continued in 1998.

o Retailers are Demanding Vendor Relationships that Facilitate the Development of Proprietary Brands. Proprietary brands produce higher maintained margins than traditional brands because they generally have lower production and selling costs, and do not have the added expense of license fees. Despite the economic and other benefits offered by proprietary brands, retailers often find developing and purchasing proprietary collections highly inefficient and cumbersome as compared to purchasing branded products because of the need to source product from a variety of specialized vendors.
o Retailers are Requiring More Sophisticated Systems and Financial Stability from their Vendors. As they concentrate more business with fewer and larger vendors, retailers are requiring higher levels of service, such as operating through an EDI system for orders and payments, maintaining strict quality control procedures, creating a replenishment pipeline for certain programs, as well as product ticketing and direct-to-store shipping.
o Specialty Chains are Achieving Strong Sales Growth. In 1998, specialty chains reported dollar increases in sales of men's clothing of 6.5% and captured 10.5% of all dollars spent on men's clothing. This growth is evidenced by the growth of men's apparel retailers such as The Men's Wearhouse and Today's Man and the publicly announced national store opening plans of Brooks Brothers and Jos.A.Bank.

Business, Growth and Acquisition Strategies. During our over 75 years in the apparel industry, we have developed expertise that allows us to offer retailers proprietary brand programs that serve to define and enhance brand image. We seek to be the most efficient source of men's dress apparel programs by offering major retailers:

o the ability to develop integrated collections of men's apparel programs that are customized to each retailer's needs. The collections we develop span styles ranging from the traditional tailored look of Savile Row to FUBU's urban contemporary look, at a full range of price points;
o the lowest available cost for each product line, by sourcing production globally to satisfy the specifications, country of origin and delivery requirements of each customer. Unlike traditional clothing manufacturers, this strategy permits us to seek the best manufacturer worldwide for a specific product at the lowest marginal cost, and minimizes investments in plant and equipment;
o value-added services, including design, raw material procurement, merchandising, statistical quality control, personalized customer service and complete product management, which permits major retailers to achieve greater efficiency by outsourcing many aspects of their proprietary brand programs;
o technological innovations, such as interactive sales software and integrated real-time inventory management, that enable us to compress delivery schedules and better manage product selection for our customers; and
o    the scale and financial stability to support long-term programs.

We believe that our business strategy will create numerous growth opportunities. The principal components of our growth strategy are:

o to achieve greater penetration among our existing customers, such as Brooks Brothers, Jos.A.Bank, Nordstrom, Today's Man and S&K Famous Brands;
o to develop new customer relationships, such as those developed as a result of the Acquisitions;
o to grow revenues through selective acquisitions that are consistent with our business strategy;
o to expand our product offerings in order to continue to enhance our ability to offer integrated apparel programs;
o to acquire, develop and license brands, such as FUBU, in order to leverage our merchandising and sourcing capabilities; and
o to expand internationally by offering our merchandising/sourcing services to foreign retailers.

In an effort to increase the range of products, price points and sourcing options available to our customers and to add new customers, we intend to identify and acquire leading merchandising/sourcing companies that specialize in certain menswear products, price segments or distribution channels. The major elements of our acquisition strategy are:

o whenever possible, to include significant purchase price deferral arrangements and other performance incentives for the sellers of each business;
o to operate each newly-acquired business as an independent unit and to hold it accountable for its utilization of capital and overhead; and
o to improve and standardize financial controls, quality control practices and back-office functions of each acquired business.

The Pietrafesa Corporation is a Delaware corporation. Our principal executive offices are located at 7400 Morgan Road, Liverpool, New York 13090 and our telephone number is (315) 453-4300.

                                  THE OFFERING


Common Stock offered...............                  shares of Class A Common Stock

Common Stock to be
   outstanding after the
   Offering.........................                 shares of Class A Common Stock (1)
                                                     shares of Class B Common Stock (2)

Use of proceeds.....................        To repay indebtedness, to fund the Company's business
                                            expansion plans, including the Acquisitions, and for working capital and other general corporate purposes.

Voting rights.......................        Holders of Class A Common Stock, voting as a class, are
                                            entitled to elect 25% of the members of the Company's Board of Directors. Other than such right to elect directors,
                                            holders of Class A Common Stock will have very limited voting rights until all of the shares of Class B Common Stock are converted into shares of Class A Common Stock or otherwise cease to be issued and outstanding. See "Description of
                                            Capital Stock."

Nasdaq National
   Market symbol...................         BRND


----------------
(1)  Excludes         shares of Class A Common Stock reserved for issuance upon
     the exercise of options which may be issued from time to time under our
     Stock Option Plan, up to           shares of Class A Common Stock that may
     be issued as deferred purchase price in lieu of cash pursuant to the
     Acquisitions and up to           shares available for purchase by the
     underwriters under their over-allotment option. See "Management," "Principal Stockholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Significant Acquisitions."

(2)  Gives effect to the issuance to the Partnership of a total of        shares
     of Class B Common Stock prior to the consummation of the Offering. Holders of Class B Common Stock may convert their shares at any time on a one-for-one basis into shares of Class A Common Stock.

      SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA COMBINED FINANCIAL DATA

The following table presents summary historical consolidated financial data for Pietrafesa and pro forma combined and pro forma combined, as adjusted financial data for The Pietrafesa Corporation for the year ended December 31, 1998. You should read this financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, and the notes to those statements, all of which are included elsewhere in this prospectus.

                                                                For the Year Ended December 31,
                                                                                                           Pro Forma
                                                                                              Pro Forma    Combined,
                                                                                               Combined   As Adjusted
                                          --------------------------------------------------- ----------- -------------
                                            1994       1995      1996      1997      1998      1998(1)      1998(2)
                                          ---------- --------- --------- --------- ---------- ----------- -------------
                                                        (in thousands, except share and per share data)
Statement of Operations Data:
Net revenues..........................      $ 57,665  $ 40,009 $ 44,000  $ 37,582   $ 56,763  $ 97,451      $ 97,451
Cost of sales.........................        47,600    32,171   34,769    29,218     47,062    80,427        80,427
                                          ---------- --------- --------- --------- ---------- ----------- -------------
Gross profit..........................        10,065     7,838    9,231     8,364      9,701    17,024        17,024

Operating expenses:
  Selling, general and administrative
    expenses..........................         8,196     9,329    7,518     6,118      5,536     9,177(3)      9,508(3)
  Depreciation and amortization
    expenses..........................           183       102      165       151        222       807(4)        807(4)
                                          ---------- --------- --------- --------- ---------- ----------- -------------
                                               8,379     9,431    7,683     6,269      5,758     9,984        10,315
                                          ---------- --------- --------- --------- ---------- ----------- -------------
Operating income (loss)...............         1,686    (1,593)   1,548     2,095      3,943     7,040         6,709

Interest expense......................         1,627     1,693    1,720     1,446      1,209     1,503            66(5)
Public offering costs(12).............            --        --       --        --        823        --            --
                                          ---------- --------- --------- --------- ---------- ----------- -------------
Income (loss) from continuing
  operations before income taxes......            59    (3,286)    (172)      649      1,911     5,537         6,643

Provision for income taxes............            --        --       --        --        514(7)  2,215(6)      2,657(6)
                                          ---------- --------- --------- --------- ---------- ----------- -------------
Income (loss) from continuing
  operations..........................            59    (3,286)    (172)      649      1,397     3,322         3,986

Loss from discontinued operations(8)..            --    (6,236)    (321)      (93)        --        --            --
                                          ---------- --------- --------- --------- ---------- ----------- -------------
Income (loss) before extraordinary
  item................................            59    (9,522)    (493)      556      1,397     3,322         3,986

Extraordinary item(9).................            --        --    3,350        --         --        --            --
                                          ---------- --------- --------- --------- ---------- ----------- -------------
Net income (loss).....................      $     59  $ (9,522) $ 2,857   $   556     $1,397    $3,322        $3,986
                                          ========== ========= ========= ========= ========== =========== =============

Basic and diluted net income (loss)
  per common share....................                                                          $             $
Weighted average number of common
  shares outstanding (basic and
  diluted)(10)........................

Other Data:
EBITDA(11)............................     $   2,658   $  (396) $ 2,494   $ 2,897    $ 4,731    $8,413        $8,082
Capital expenditures..................         1,103       368      105        59        592       790           790
Operating cash flows..................        (3,022)    3,779    2,445     3,056     (1,395)     (293)         (380)

                                                                    As of December 31, 1998
                                                 ----------------------------------------------------------------
                                                                                             Pro Forma Combined
                                                       Actual         Pro Forma Combined(1)     As Adjusted(2)
                                                 ------------------- ---------------------- ---------------------
                                                                       (in thousands)
Balance Sheet Data:
Working capital...............................        $ 9,239              $ 11,094               $ 37,117
Total assets..................................         29,375                46,452                 68,287
Total long-term debt, net of current
  maturities..................................         12,561                20,103                    462
Total partners' capital and stockholders'
  equity......................................          2,383(13)             3,223                 48,887

---------------------

(1) The 1998 pro forma combined financial data includes statement of operations data of Pietrafesa after giving effect to the Acquisitions as if they occurred on January 1, 1998, and, in the case of balance sheet data, as if the Acquisitions had occurred on December 31, 1998, and reflects certain other pro forma adjustments described below. We recently acquired two of the Acquired Businesses in separate transactions and will acquire the third Acquired Business upon consummation of the Offering. In addition, we will assume some existing liabilities of the Acquired Businesses consisting of approximately $1.3 million in connection with the acquisition of DAG, approximately $1.3 million in connection with the acquisition of Global and approximately $5.0 million in connection with the acquisition of Components, in each case as of December 31, 1998. The pro forma combined financial data are based upon preliminary estimates, available information and certain assumptions that management deems appropriate, but are not necessarily indicative of the results that would have been obtained had such events occurred at the beginning of the period, as assumed, or our future results. For more information see our Pro Forma Combined Financial Statements included elsewhere in this prospectus.

(2) The 1998 pro forma combined, as adjusted financial data of Pietrafesa after giving effect to the Acquisitions as if they occurred on January 1, 1998 includes statement of operations data and balance sheet data of Pietrafesa after giving effect to the Acquisitions as if they occurred on December 31, 1998, and reflects pro forma adjustments described in Note (1) above and the application of the proceeds of this Offering as described under "Use of Proceeds." See the Pro Forma Combined Financial Statements and "Use of Proceeds" included elsewhere in this prospectus.

(3) Reflects the elimination of certain royalty and commission obligations of Global ($1.1 million) and a reduction in salaries payable to the founders of DAG and Components ($0.5 million in the aggregate). In addition to these adjustments, the pro forma combined, as adjusted expenses include additional costs in the amount of $0.3 million to reflect the costs associated with being a public company.

(4) Includes $0.577 million of goodwill amortization in connection with the Acquisitions.

(5) Reflects the reduction of interest expense as a result of the reduced level of borrowings due to the application of the net proceeds of the Offering as described under "Use of Proceeds."

(6) Reflects the income tax expense associated with the pro forma adjustments described above assuming a 40% tax rate.

(7) The Partnership was not subject to state or federal income taxes during the period from 1994 through and including 1997. Pietrafesa became subject to federal and state income tax as of October 1, 1998 when the net assets of the Partnership were transferred to a C-corporation.

(8) During 1995, Pietrafesa discontinued manufacturing of a low price point tailored clothing line. The loss from disposal and from operations of this segment is shown as discontinued operations.

(9) In 1996, the Partnership recorded an extraordinary gain related to the forgiveness of all outstanding subordinated debt of the Partnership and related interest.

(10) Consists of the shares of Class A Common Stock to be issued in the Offering and the shares of Class B Common Stock currently issued and outstanding. The number of shares of Class B Common Stock outstanding gives effect to
     the issuance to the Partnership of a total of      shares of Class B Common
     Stock prior to the consummation of the Offering.

(11) EBITDA represents income (loss) from continuing operations before provision (benefit) for income taxes plus depreciation and amortization (including depreciation and amortization included in cost of sales) plus interest expense and public offering costs. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the apparel industry. Accordingly, it has been disclosed in this prospectus to permit a more complete comparative analysis of our performance relative to other companies in the apparel industry. Our definition of EBITDA may not be identical to similarly titled measures of other companies and, therefore, may not necessarily be an accurate basis of comparison.

(12) Relates to a public offering that was delayed due to adverse market conditions.

(13) Gives effect to the Partnership's transfer to us of all of its assets and liabilities, including a $1.5 million obligation relating to certain tax distribution obligations of the Partnership to its partners, and to the impact of the recording of $0.5 million of tax expense as a C-corporation reflected in our 1998 statement of operations. See "Certain Relationships and Related Transactions."

                           FORWARD-LOOKING STATEMENTS

An investment in the Class A Common Stock offered hereby is speculative in nature and involves a high degree of risk. Certain statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. Forward-looking statements are identified by use of terms such as "may," "will," "expect," "anticipate," "believe," "estimate," "intend," "plan" and similar expressions, although some forward-looking statements are expressed differently. Although we believe these statements are reasonable, there are important risks and uncertainties, including those discussed in the "Risk Factors" section below, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including changes in general economic and business conditions, actions of competitors, changes in our business strategies and the factors set forth below and under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."


                                  RISK FACTORS

You should consider carefully the risks described below and other information in this prospectus before deciding to invest in shares of Class A Common Stock.

Risks Associated With Our Business

     We Generate a Significant Percentage of our Revenue from a Limited Number of Customers

Our five most significant customers accounted for 61% and 69% of our net revenues in 1997 and 1998, respectively. The following table summarizes the percentage of net revenue attributable to our most significant customers in 1997 and 1998, respectively.

                                         1997          1998
                                      ------------ -------------
S&K Famous Brands                         26%          19%
Brooks Brothers                           11           18
Jos.A.Bank                                 0           15
Polo Retail (1)                           12           11
Nordstrom                                 12            6
                                      ------------ -------------
    Total                                 61%          69%

-------------------
(1) Excludes net revenues from sales to the Polo Factory Outlet, which accounted for 3.6% of net revenues in 1997 and 2.9% of net revenues in 1998. Sales to the Polo Factory Outlet are expected to continue after the termination, as described below, of our license with Polo Corporation in June 1999.

In June 1999, our license arrangement with Polo Corporation will expire and sales to Polo Retail under this agreement will terminate after the spring 1999 season. A failure to replace such lost business, the loss of or decrease in business from any other significant customer or the replacement of lost business with business that produces lower margins could have a material adverse effect on our business, results of operations and financial condition. Various factors, including a deterioration in the business or financial condition of one or more of our major customers or in our relationship with any of these customers, may cause their level of business with us to decrease.

     We are Subject to Certain Risks Relating to our Foreign Sourcing of
     Products

A significant portion of the products we sell are produced by independent foreign manufacturers. Products from Italy, the Dominican Republic, Mexico, Eastern Europe and the Far East accounted for 40% of our 1998 revenues. Foreign sourcing exposes us to numerous risks, including work stoppages, natural disasters, transportation delays and interruptions, political instability, economic disruptions and the imposition of increased tariffs and more stringent import and export restrictions. If any of these events were to occur, it could cause us to lose material revenues, customer orders and customer goodwill and could have a material adverse effect on our business, results of operations and financial condition.

Bilateral textile agreements between the United States and a number of other countries contain provisions that impose quotas on the amount and type of goods that can be imported into the United States from those countries. These agreements allow the United States to impose restraints at any time on the importation of certain categories of merchandise.

Substantially all of the countries from which we import products are subject to these agreements. In addition, the United States government imposes customs duties on our imported products. The United States may impose additional tariffs on products that are found to have been manufactured by convict, forced or indentured labor and may withdraw the "most favored nation" status of certain countries, which could result in the imposition of reduced quotas and/or higher tariffs on products imported from these countries. Any adverse change to (or imposition of new) quotas, duties, tariffs or import restrictions could materially and adversely affect our business, results of operations and financial condition. See "Business--Imports and Import Regulations."

     We are Subject to Certain Risks Relating to International Expansion

We currently source production and raw materials outside the United States. As a result, we are exposed to various risks, including:

o currency exchange rate fluctuations to the extent that our agreements are denominated in currencies other than U.S. dollars;
o    foreign legal and regulatory requirements;
o the stability of foreign governments and their trading relationships with the United States;
o    difficulties in staffing and managing foreign operations;
o    variances in financial reporting standards; and
o    differences in the manner in which different cultures do business.

Although we have historically agreed to pay for most of our products in U.S. dollars or have purchased foreign currencies when our obligations in such currencies are incurred, reductions in the value of the U.S. dollar could result in currency transaction losses. Generally, we are not able to pass on these losses to our customers.

     We may be Unable to Compete Successfully in the Highly Competitive Apparel Industry

The men's tailored clothing and apparel businesses are intensely competitive. We have experienced and will continue to experience competition from domestic and international sources, including brand name and private label producers. We also consider retailers' in-house product development and sourcing capabilities to be a source of competition. Some of our competitors and potential competitors have greater financial, manufacturing and distribution resources than us.

Although factors may differ by product line, we believe that we compete primarily on the basis of quality of design and workmanship, pricing and customer service. We believe that our success depends in large part upon our ability to anticipate, gauge and respond to our customers' changing needs in a timely manner. If we fail to identify and respond appropriately to their changing needs, or to otherwise compete successfully, it could cause us to lose market share or require us to reduce our prices or increase our expenditures, any of which could have a material adverse effect on our business, results of operations and financial condition.

     Cyclical Trends and Changes in the Apparel Industry may Adversely Affect our Business

The apparel industry has historically been highly cyclical and dependent on general economic conditions and other factors, including consumer spending and preferences. An economic recession or a deterioration in consumer confidence could have a material adverse effect on our business, results of operations and financial condition. In addition, apparel retailers (including some of our major customers) have experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. These developments have increased our risk of extending credit to our customers. If any of our customers were to suffer financial problems, it could cause us to reduce or discontinue business with that customer or require us to assume more credit risk relating to their receivables, either of which could have a material adverse effect on our business, results of operations and financial condition. In addition, consolidations, restructurings and reorganizations involving our customers could decrease the number of stores that carry our products. Any increase in the ownership concentration within the retail industry could have a material adverse effect on our business, results of operations and financial condition. See "Business -- Industry Overview."

     Our Operating Results are Seasonal

Some of our principal products are organized into seasonal lines in response to the marketing strategies of our customers. As a result, our net revenue and net income have fluctuated and may continue to fluctuate on a seasonal basis. A disproportionate amount of our net revenue and a majority of our net income are typically realized during the third quarter of our year. Historically, this seasonality has resulted in reductions in working capital during the first and third quarters. Our business, results of operations and financial condition will be materially and adversely impacted if we are unable to finance our seasonal cash requirements. Moreover, if our net revenues decrease substantially in the third quarter as a result of this seasonality, it could have a material adverse effect on our liquidity and on our profitability for the entire year.

     We are Subject to the Risk of Unsold Inventory

Although we presently source only against firm purchase orders, we may at times be exposed to inventory risk due to the inventory requirements that may arise for some of our apparel programs. In the future, we may offer in-stock services to attract new customers or capture market share in particular products, which will expose us to more inventory risk. In addition, in certain circumstances our customers have the right to cancel or modify a purchase order after we have made purchasing commitments related to that order. This could occur due to various factors, including our failure to fulfill the order on a timely basis for reasons beyond our control. If any of these events were to occur, it could materially and adversely affect our relationships with our customers and, in the case of a large purchase order, it could also materially and adversely affect our business, results of operations and financial condition.

     Failure to Respond to Rapid Growth may Adversely Affect our Business

In 1998, we experienced rapid sales growth, expansion of our product and service offerings and an increase in our customer base. Our continued growth will depend on our ability to successfully develop new product lines, distribution channels and merchandise categories. The integration of the Acquired Businesses, as well as our future growth objectives (including future acquisitions), will require increasing amounts of working capital and financing and may place a significant strain on our management and information processing systems. If we fail to respond effectively to the demands associated with our business expansion, it could have a material and adverse effect on our business, results of operations and financial condition. For a further discussion of our growth strategy, see "Business -- Growth Strategy."

     Variations in our Historical Financial Performance may Continue

We have experienced inconsistent financial results in recent years. For example, during the years 1995 through 1998, excluding the financial results of the Acquired Business, our net revenues fluctuated between $37.6 million and $56.8 million, income (loss) from continuing operations fluctuated between $(3.3) million and $1.9 million, EBITDA fluctuated between $(0.4) million and $4.7 million and net income (loss) fluctuated between $(9.5) million and $2.9 million. See "Summary Historical and Pro Forma Combined Financial Data." Our future financial performance depends on various factors, including successfully implementing our business plan, expanding our existing and acquired businesses and developing new sources of revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We Depend on our Key Management Personnel

We believe that our ability to successfully implement our business strategy and operate profitably depends on the continued employment of our senior management team led by Richard C. Pietrafesa, Jr. Our management group has only recently been assembled and management controls are still in their formative stages. We cannot assure you that this new team will perform well together. Any failure by this management team could have a material adverse effect on our business, results of operations and financial condition. It is our policy not to have employment or non-compete agreements with our executives, other than new executives who manage newly established units. In connection with the Acquisitions, we have entered into or will enter into multi-year employment and non-competition agreements with the founders of each of the Acquired Businesses. See "Management." If Mr. Pietrafesa or other principal members of the management team or the founders of the Acquired Businesses become unable or unwilling to continue in their present positions and qualified replacements are not found, our integration of the Acquired Businesses and our business, results of operations and financial condition could be materially and adversely affected.

In addition, some of the purchase agreements under which the Acquisitions were and are to be consummated contain provisions that may result in an acceleration of some of our deferred purchase price obligations if Mr. Pietrafesa ceases to be our Chief Executive Officer. Likewise, certain license agreements to which we are a party may be terminated by the licensor if Mr. Pietrafesa ceases to be our Chief Executive Officer.

While we generally do not maintain key person life insurance covering our executive officers or other employees, we intend to purchase key person life insurance in the amount of $10 million covering Mr. Pietrafesa prior to the consummation of the Offering. In addition, we intend to purchase key person life insurance for the founder of Components and DAG in an amount equal to the up-front portion of the purchase price for such Acquired Business. We cannot assure you that the proceeds of such policies would adequately compensate us for the loss of any of the services of these people.

     Fluctuations in Price and Availability of Raw Materials could have a Material Adverse Effect

We principally source wool, camel hair, cashmere, silk, linens, cotton and blended fabrics for our products. The prices and availability of these fabrics, as well as related trim and linings, are largely dependent on the market prices for the raw materials used to produce them. The price and availability of the fabrics used in our apparel may fluctuate significantly in relation to worldwide demand for such raw materials and for other reasons. While we attempt to fix the cost of our raw materials at the time that we establish product pricing, we are not always able to do so. If we fail to fix our raw material costs in this manner, our margins will be affected by subsequent changes in raw material costs.

We purchase fabric from numerous suppliers, but rely heavily on strategically important fabrics supplied by Burlington Industries and Loro Piana. In 1998, we purchased 62% (by dollar volume) of our total fabric requirements directly from these two suppliers. While we believe we have had good relations with each of these two suppliers for over 10 years, we do not have long-term formal supply contracts with them. If our relationship with any significant supplier is interrupted, we likely will have to purchase fabric from alternate suppliers. These alternate suppliers might not provide us with fabrics at comparable prices, comparable quality or on a timely basis. If the price, availability or quality of fabrics or other raw materials used by us fluctuate significantly, it could have a material adverse effect on our cost of sales or our ability to meet our customers' demands and, as a result, could have a material adverse effect on our business, results of operations and financial condition. See "Business--Product Sourcing, Raw Materials Sourcing and Manufacturing."

     We may be Adversely Affected if Third Party Manufacturers Fail to Perform

As of December 31, 1998, we sourced approximately 50% of total product orders with independent manufacturers. We intend for this percentage to increase. If these independent manufacturers fail to finance production adequately, maintain production capacity or otherwise produce finished goods on schedule, it will adversely affect our ability to deliver products to our customers in a timely fashion. Alternative manufacturers, if available, may not be able to provide us with products or services of comparable quality at an acceptable price to us or on a timely basis. Therefore, a failure by our independent manufacturers to perform their obligations could have a material adverse effect on our business, results of operations and financial condition. See "Business--Product Sourcing, Raw Materials Sourcing, and Manufacturing."

     We may be Adversely Affected if our Year 2000 Compliance Efforts are not Successful

Many institutions are reviewing and modifying their computer systems to ensure that they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors with data functions use only two digits to identify a year in the date field with the assumption that the first two digits are always "19". Consequently, on January 1, 2000, any computers that are not Year 2000 compliant may read the year as 1900. The failure to correct any computers that calculate, compare or sort using the incorrect date could result in system failures or malfunctions causing disruptions of our operations, including a temporary inability to process transactions, send invoices or engage in similar normal business activities.

We are working to resolve the potential impact of the Year 2000 on the ability of our computerized financial information systems to accurately process date-sensitive information. We engaged Arthur Andersen & Co. to conduct an analysis of our financial information processing systems to determine whether we are Year 2000 compliant. Based on their study it was determined that we will have to upgrade, modify or replace portions of our financial systems to make them Year 2000 compliant. All related software has been installed and testing and training are expected to commence shortly. We plan to complete the modifications and replacements necessary to correct those systems prior to September 30, 1999. In the event that we fail to correct our computerized financial information systems prior to December 31, 1999, we will out-source appropriate aspects of our financial systems and execute manually any functions we retain. We will implement standardized financial controls and back-office functions of the Acquired Businesses and hope to resolve all Year 2000 issues with regard to the Acquired Businesses at the same time we resolve our own issues. We believe that completing the program within the time-frame we have set will avoid any adverse impact on our operating systems. We currently estimate that the total cost of implementing our Year 2000 program will be approximately $200,000. We believe, however, that such Year 2000 compliance costs, including the possible costs relating to outsourcing appropriate aspects of our financial systems, will not have a material adverse effect on our business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Result of Operations."

During 1997, Pietrafesa initiated formal communications with its customers to determine the business risk to it related to customer Year 2000 compliance issues. Communications with other third parties, such as suppliers, commenced in 1998. Prior to the closing of the Offering, the Acquired Businesses intend to initiate formal communications with their customers and other third parties to determine their business risks related to Year 2000 compliance issues. If we fail, or third parties with which we do business or upon which we rely fail, to address any Year 2000 compliance issue in a timely manner, it could have a material adverse effect on our business, results of operations and financial condition.

     The Adoption of the Euro may Adversely Affect our European Suppliers

On January 1, 1999, 11 European countries established the Economic and Monetary Union and replaced their local currencies with a single currency, the Euro. During a three-year transition period, the national currencies will continue to circulate but only as fixed denominations of the Euro. Commencing on January 1, 1999, the Euro became the predominant currency to settle wholesale (non-cash) transactions previously denominated in the participating national currencies.

The adoption of the Euro may be disruptive to the operations of some of our European suppliers and may have an adverse impact on the financial results of such suppliers or their ability to meet their manufacturing obligations. Material delays in manufacturing by some of our significant European suppliers could have a material adverse effect on our business, results of operations and financial condition. See "--Reliance on Third Parties to Perform Manufacturing Function."

Risks Relating to our Acquisition Strategy and Future Acquisitions

     Our Combined Operating History may not be Indicative of Future Operating Results

We recently acquired DAG and Global and will acquire Components simultaneously with the consummation of the Offering. Accordingly, we have just begun to integrate our operations. Our pro forma results of operations and the Acquired Businesses' historical results cover periods when Pietrafesa and the Acquired Businesses were not under common control or management and may not be indicative of our future financial or operating results or the results that would have been achieved if Pietrafesa and the Acquired Businesses had been operating on a consolidated basis for the periods presented.

Our management will be burdened by the integration and supervision of our combined operations and the implementation of our operating and growth strategies. We cannot assure you that the managers of the Acquired Businesses will work effectively with our senior management or as part of a larger entity. Our inability to successfully integrate and supervise the operations, services, technologies and personnel of the Acquired Businesses, or implement our operating or growth strategies, could have a material adverse effect on our business, results of operations and financial condition.

     Our Focus on Growth Strategy may Divert Management's Attention from Other Ongoing Business Concerns

Our growth strategy depends heavily on the identification, acquisition and successful management of new businesses. Pursuit of this growth strategy will divert our management's attention from other ongoing business concerns. It is also possible that neither our management nor management of any of the Acquired Businesses will have the skills necessary to manage an aggressive acquisition program. Although we may recruit additional managers to supplement the existing management of any acquired business, we may not have the ability to recruit additional managers with the skills necessary to enhance the management of such businesses. Any or all of these factors could have a material adverse effect on our business, results of operations and financial condition.

     We may be Adversely Affected by Unforeseen Liabilities in connection with the Operation of the Acquired Businesses

Unforeseen liabilities may arise in connection with the ownership and operation of the Acquired Businesses or any future acquired business. Contractual purchase price adjustments, as well as other contractual rights or other remedies available to us, may not be sufficient to compensate us in the event that unforeseen liabilities arise. The occurrence of any such liability could have a material adverse effect on our business, results of operations and financial condition.

     Future Performance of the Acquired Businesses may not be Commensurate with the Purchase Prices

Valuations of the Acquired Businesses were not established by independent appraisals, but were determined through negotiations between Pietrafesa and representatives of the Acquired Businesses. The consideration paid for each Acquired Business was based exclusively on these negotiations. A variety of factors played a role in these negotiations, including the financial performance of the Acquired Business, its markets and its management. The consideration paid does not necessarily bear any relationship to the net book value of the acquired assets or to any other recognized measure of value. For example, valuations of the Acquired Businesses determined solely by appraisals of the acquired assets would be less than the consideration being paid by us for the Acquired Businesses. The future performance of the Acquired Businesses may not be commensurate with the consideration paid to acquire the Acquired Businesses. See "--Reduction in Net Income Caused by the Amortization of Goodwill may Adversely Affect the Market Price of our Common Stock."

     Reduction in Net Income Caused by the Amortization of Goodwill may Adversely Affect the Market Price of our Common Stock

Approximately $6.3 million, or 13.5%, of our total assets (including the Acquired Businesses) as of December 31, 1998 consists of goodwill arising from the Acquisitions. Goodwill is an intangible asset that represents the difference between the aggregate purchase price (including deferred purchase price actually paid) for the assets acquired and the amount of such purchase price allocated to the identified assets for purposes of our as-adjusted balance sheet. We are required to amortize the goodwill from the Acquisitions (including deferral purchase price actually paid) over a period of time, with the amount amortized in a particular period constituting an expense that reduces our net income for that period. The amount amortized, which will not be less than $577,000 per year for 10 years, will not give rise to a corresponding tax benefit. In addition, we will be required to amortize the goodwill, if any, from any future acquisitions. A reduction in net income resulting from the amortization of goodwill may adversely affect the market price of our Common Stock. We plan to amortize goodwill associated with the acquisitions of the Acquired Businesses (including goodwill relating to deferred purchase price) over a period of 15 years for Global and Components and 10 years for DAG, in each case beginning at the closing of each Acquisition. We plan to evaluate continually whether events or circumstances have occurred that could result in an acceleration of the amount to be written off.

     Substantial Proceeds of Offering Payable to Sellers of Acquired Businesses

Approximately $4.7 million of the $ million net proceeds of the Offering will be used to pay the cash portion of the purchase price for Components. This payment will be made to the current owner of Components, who will become our employee after the acquisition closes. An additional $1.2 million of such proceeds will be used to repay promissory notes issued to DAG and the founders of Global. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Significant Acquisitions."

     We may be Unable to Successfully Implement or Realize Cost Savings Opportunities Created by the Combination with the Acquired Businesses

We believe that integration of the Acquired Businesses will result in cost savings, including a reduction in operating expenses as a result of the elimination of duplicative administrative functions and personnel. Significant uncertainties, however, accompany any business combination, and we cannot assure you that we will be able to achieve our anticipated operating efficiencies or otherwise realize cost savings from the Acquisitions or future acquisitions. The inability to achieve anticipated operating efficiencies or cost savings could have a material adverse effect on our business, results of operations and financial condition.

Risks Associated With Our Capital Structure

     The Interests of our Controlling Shareholder may Conflict with our Interests; Anti-Takeover Impact of Concentration of Voting Power

Following the Offering, the Partnership, which is controlled by Phillip Ean Cohen, will continue to own all of the outstanding shares of Class B Common Stock. Holders of Class B Common Stock will elect 75% of the directors and, except in very limited circumstances, will have the power to decide all other matters submitted to our stockholders. Holders of Class A Common Stock will have no voting rights except the right to elect 25% of our directors, until all shares of Class B Common Stock are converted into shares of Class A Common Stock. As a result, Mr.Cohen will control the outcome of substantially all matters submitted to a vote of our stockholders. See "Description of Capital Stock."

The interests of the Partnership or Mr. Cohen may conflict with the interests of holders of Class A Common Stock. The concentration of voting power described above may make us an unattractive takeover target and may discourage acquisition proposals, even if favored by holders of Class A Common Stock. In addition, as long as any Class B Common Stock is outstanding, the Partnership will be able to transfer voting control to a third party at a premium that will not be enjoyed by holders of the Class A Common Stock. Voting power will, in all likelihood, continue to be concentrated following conversion of all of the outstanding shares of Class B Common Stock, since, after the Offering, the Partnership would own approximately % of the outstanding shares of Class A Common Stock following the full conversion.

     We are Subject to Certain Risks Relating to Potential Significant Indebtedness and Covenant Restrictions

We may incur substantial indebtedness to fund our growth strategy. Incurring substantial additional indebtedness would reduce our financial flexibility and expose us to additional risks, including greater vulnerability to economic downturns and competitive pressures.

Agreements entered into by Pietrafesa with current lenders contain, and agreements covering future indebtedness will likely contain, operating and financial restrictions. Our current credit agreements and other loan documents contain certain restrictive covenants, including restrictions on incurrence of debt, dividend payments, certain asset sales, transactions with affiliates, liens and investments. If we fail to comply with existing or future debt covenants, we could default under these agreements. If a default were to occur, the lender under such agreement could accelerate our repayment of the indebtedness evidenced by that agreement. Acceleration of our repayment would also be permitted under any other instruments then in effect containing cross-acceleration or cross-default provisions, which could have a material adverse effect on our business, results of operations and financial condition.

     The Market Price of our Class A Common Stock could be Adversely Affected by Future Sales of Substantial Amounts of Shares in the Public Market

There will be an aggregate of        shares of Class A Common Stock outstanding
immediately after the Offering. Of these shares, the         shares of Class A
Common Stock sold in this Offering will be freely tradable under the Securities
Act of 1933 (the "Securities Act"). The up to         shares of Class A Common
Stock to be issued upon conversion of the        outstanding shares of Class B
Common Stock will be "restricted securities" and under certain circumstances may, in the future, be sold in compliance with Rule 144 under the Securities
Act. In addition, commencing        days after the closing of the Offering (or
sooner with the consent of the underwriters), such shares of Class A Common Stock may be sold without registration under the Securities Act to the extent permitted by Rule 144. See "Shares Eligible for Future Sale."

The sale or availability for sale of a large number of shares in the market after the Offering could cause a decline in the market price of the Class A Common Stock. This could make it more difficult for us to raise funds through future offerings of our stock.

     Absence of Current Public Market Class A Common Stock; Market Price Fluctuations; Determination of Public Offering Price

There has not been a public market for the Class A Common Stock. We have applied for listing of the Class A Common Stock on the Nasdaq National Market. We do not know the extent to which investor interest in us will cause an active trading market to be developed or sustained, or how liquid that market might be. The market price for the Class A Common Stock could also fluctuate in response to various factors and events, including liquidity of the market for our shares, quarter-to-quarter variations in our results of operations and significant developments of ours and other industry participants, pricing and competition in our industry, broad market fluctuations and economic and political conditions not directly related to our business. The initial public offering price of the Class A Common Stock will be determined by negotiation between us and representatives of the underwriters. Investors may not be able to resell their shares at or above the initial public offering price. See "Underwriting."

     Substantial and Immediate Dilution and Future Dilution of Class A Common Stock

Based upon our pro forma net tangible book value deficit as of December 31, 1998, purchasers of Class A Common Stock will experience an immediate dilution
of $     in the pro forma net tangible book value per share of Class A Common
Stock from the initial public offering price of $      per share. Moreover,
additional issuances of Class A Common Stock from the exercise of stock options, warrants or as payment for deferred purchase price from the Acquisitions could cause further dilution in the net tangible book value of the Common Stock. See "Dilution."

                                 USE OF PROCEEDS

Our net proceeds from the sale of ________ shares of Class A Common Stock in this Offering after payment of expenses of this Offering are estimated to be approximately $____ million ($ ___ million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $_____ per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to apply a portion of the net proceeds to repay the following indebtedness:

                  Outstanding Principal Amount
Company               as of          , 1999         Interest Rate      Maturity
------------    -------------------------------    ---------------    ----------

Pietrafesa                  $9.4 million (1)             9.0%          June 2001
                            $2.8 million                 9.0%          June 2005

DAG                             $150,000                 9.0%           Current

Components                  $2.5 million                10.0%           Current

------------------
(1) Includes borrowings to fund the $2.2 million up-front cash portion of the purchase price payable for the DAG and Global Acquisitions and the payment of a $1.5 million distribution to fund certain obligations of the Partnership in respect of the tax obligations of its partners. See "Certain Relationships and Related Transactions."

In addition, we intend to apply approximately $5.9 million of the net proceeds to fund the $4.7 million upfront cash portion of the purchase price of Components and to repay $1.2 million in notes issued to the sellers of DAG and Global. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We will apply an additional $ of the proceeds to pay expenses incurred in connection with the Acquisitions. We intend to use the remaining net proceeds for the implementation of our growth strategy, including the cost of acquisitions, and for working capital and other general corporate purposes. Pending such uses, we intend to invest the net proceeds in an institutional money market fund investing in short-term, investment grade debt securities and other money market instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

The following table sets forth as of          , 1999: (1) our actual
capitalization; (2) our pro forma combined capitalization as adjusted to give effect to the Acquisitions; and (3) our pro forma combined capitalization, as adjusted to give effect to the Acquisitions, issuance to the Partnership of a total of _____ shares of Class B Common Stock prior to the consummation of the Offering, our sale of shares of Class A Common Stock pursuant to the Offering,
assuming an initial public offering price of $    per share (the midpoint of the
range set forth on the cover page of this prospectus), and the application of the net proceeds of the Offering as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Combined Financial Data" and the audited financial statements and the notes thereto included elsewhere in this prospectus.

                                                                              As of        , 1999
                                                          -----------------------------------------------------
                                                                                                 Pro Forma
                                                                             Pro Forma           Combined,
                                                              Actual          Combined          As Adjusted(1)
                                                          -------------- -------------------- -----------------
                                                            (in thousands, except share and per share data)
Long term debt, net of current maturities..............      $ 12,561          $ 20,103             $ 462

Stockholders' equity:
    Class A Common Stock, par value $.001 per share;
     5,000,000 shares authorized,       shares issued and
     outstanding; and       shares issued and outstanding
     pro forma as adjusted..................

    Class B Common Stock, par value $.001 per share;
     10,000,000 shares authorized,      shares issued and
     outstanding; and       shares issued and outstanding
     pro forma as adjusted.......

Additional paid-in capital..............................        2,941
Retained earnings (deficit).............................         (558)
                                                             --------          ---------            --------
    Total stockholders' equity..........................        2,383
                                                             ========          =========            ========
Total capitalization....................................     $ 14,944
                                                             ========          =========            ========

-----------------------
(1) Excludes shares of Class A Common Stock which may be issued as deferred purchase price under the terms of the Acquisitions.

                                 DIVIDEND POLICY

We have not declared or paid any cash or other dividends on our capital stock and we do not expect to pay dividends for the foreseeable future. We anticipate that all of our earnings in the foreseeable future will be used for the operation of our business, to support our growth strategy and reduce indebtedness. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, our results of operations, financial condition and capital requirements. Our existing Credit Facility and other loan agreements contain, and any successor facility will likely contain, prohibitions on our ability to pay dividends. Please refer to the "Certain Relationships and Related Transactions" section of this prospectus, however, for a description of certain tax-related distributions made by the Partnership. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                    DILUTION

Our net tangible book value as of       , 1998 was $     million, or $     per
share of Common Stock. Net tangible book value per share is determined by dividing our tangible net worth (total assets less intangible assets and total liabilities) by the aggregate number of shares of Common Stock outstanding. After giving effect to the Acquisitions, our net tangible book value as of
           would have been $    million or $     per share. After giving effect
to the sale of      shares of Class A Common Stock offered hereby (at an assumed
initial public offering price of $     per share, the midpoint of the range set
forth on the cover page of this prospectus), and the application of the net proceeds therefrom, our pro forma net tangible book value as of
      , 1998 would have been approximately $      million, or $      per share.
This represents an immediate increase in net tangible book value of $      per
share to the holder of our Class B Common Stock and an immediate dilution in net
tangible book value of $      per share to purchasers of Class A Common Stock
in the Offering. The following table illustrates this per share dilution.


 Assumed initial public offering price per share............................................                      $
                                                                                                                   ------
    Net tangible book value per share of Common Stock as of,       1998.....................     $

    Reduction in net tangible book value per share of Common Stock attributable to the
        Acquisitions........................................................................
                                                                                                  -------
    Pro forma net tangible book value per share of Common Stock after the Acquisitions and prior to the Offering...............................................................

    Increase in pro forma net tangible book value per share of Common Stock as a result of the
        Offering............................................................................
                                                                                                  -------
 Pro forma net tangible book value per share of Common Stock after the Acquisitions and the
     Offering...............................................................................
                                                                                                                   ------

 Dilution per share of Common Stock to new investors........................................                      $
                                                                                                                   ======

The following table sets forth, on the pro forma basis described above, as of
                  , 1998, the difference between the number of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the existing stockholders and the purchasers of Class A Common Stock in the Offering, at an assumed initial public offering price of
$     per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting the estimated offering expenses and underwriting discounts and commissions:


                                Shares               Total
                               Purchased         Consideration     Average Price
                           Number   Percent    Amount   Percent      Per Share
                           ------   -------    ------   -------    -------------

Existing stockholders(1)                       $              %     $

New investors.........

Total.................
                                      100%     $           100%
                          =======   ======     ======    =====      =========
-----------------------

(1) Excludes shares of Class A Common Stock reserved for issuance upon the exercise of options which may in the future be granted under our stock option plan. See "Management--Stock Option Plan."

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical statement of operations and historical balance sheet data for each of the five years in the period ended December 31, 1998 are derived from the consolidated financial statements of Pietrafesa, which have been audited by Ernst & Young LLP. The selected historical financial data set forth below should be read in conjunction with the financial statements and notes thereto of Pietrafesa included elsewhere in this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included herein.



                                                              For the Year Ended December 31,
                                             ------------------------------------------------------------------
                                                1994          1995         1996         1997          1998
                                             ------------ ------------- ------------ ------------ -------------
                                                      (in thousands, except share and per share data)
Statement of Operations Data:
Net revenues.............................       $  57,665      $ 40,009    $ 44,000     $ 37,582      $ 56,763
Cost of sales............................          47,600        32,171      34,769       29,218        47,062
                                             ------------ ------------- ------------ ------------ -------------
Gross profit.............................          10,065         7,838       9,231        8,364         9,701
Operating expenses:
  Selling, general and administrative               8,196         9,329       7,518        6,118         5,536
  expenses...............................
  Depreciation and amortization expenses.             183           102         165          151           222
                                             ------------ ------------- ------------ ------------ -------------
                                                    8,379         9,431       7,683        6,269         5,758
                                             ------------ ------------- ------------ ------------ -------------
Operating income (loss)..................           1,686        (1,593)      1,548        2,095         3,943
Interest expense.........................           1,627         1,693       1,720        1,446         1,209
Public offering costs(7).................              --            --          --           --           823
                                             ------------ ------------- ------------ ------------ -------------
Income (loss) from continuing operations
  before income taxes....................              59        (3,286)       (172)         649         1,911

Provision for income taxes(1)............              --            --          --           --           514
                                             ------------ ------------- ------------ ------------ -------------
Income (loss) from continuing operations.              59        (3,286)       (172)         649         1,397

Loss from discontinued operations(2).....              --        (6,236)       (321)         (93)           --
                                             ------------ ------------- ------------ ------------ -------------
Income (loss) before extraordinary item..              59        (9,522)       (493)         556         1,397

Extraordinary item(3)....................              --            --       3,350           --            --
                                             ------------ ------------- ------------ ------------ -------------
Net income (loss)........................           $  59      $ (9,522)     $2,857        $ 556        $1,397
                                             ============ ============= ============ ============ =============

Basic and diluted net income (loss) per
  common share...........................
Weighted average number of common shares
  outstanding (basic and diluted)(4).....

Other Data:
EBITDA(5)................................        $ 2,658        $ (396)     $ 2,494      $ 2,897       $ 4,731
Capital expenditures.....................          1,103           368          105           59           592
Operating cash flows.....................         (3,022)        3,779        2,445        3,056        (1,395)


                                                               As of Year Ended December 31,
                                                1994          1995         1996         1997          1998
                                             ------------ ------------- ------------ ------------ -------------
                                                                      (in thousands)
Balance Sheet Data:
Working capital (deficiency).............         $4,713       $(3,287)     $(2,412)      $4,642        $9,239
Total assets.............................         40,035        27,116       23,627       19,673        29,375
Total long-term debt, net of current
maturities...............................          7,429         3,746        3,036        8,663        12,561
Total partners' capital..................          8,818          (704)       2,153        2,709         2,383(6)

---------------------
(1) The Partnership was not subject to state or federal income taxes during the period from 1994 through and including 1997. Pietrafesa became subject to federal and state income tax as of October 1, 1998 when the net assets of the Partnership were transferred to a C-corporation.

(2) During 1995, Pietrafesa discontinued manufacturing of a low price point tailored clothing line. The loss from disposal and from operations of this segment is shown as discontinued operations.

(3) In 1996, the Partnership recorded an extraordinary gain related to the forgiveness of all outstanding subordinated debt of the Partnership and related interest.

(4) Consists of shares of Class A Common Stock to be issued in the Offering and the shares of Class B Common Stock currently issued and outstanding. The number of shares of Class B Common Stock outstanding gives effect to the
     issuance to the Partnership of a total of        shares of Class B Common
     Stock prior to the consummation of the Offering.

(5) EBITDA represents income (loss) from continuing operations before provision (benefit) for income taxes plus depreciation and amortization (including depreciation and amortization included in cost of sales) plus interest expense. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the apparel industry. Accordingly, it has been disclosed in this prospectus to permit a more complete comparative analysis of our performance relative to other companies in the apparel industry. Our definition of EBITDA may not be identical to similarly titled measures of other companies and, therefore, may not necessarily be an accurate basis of comparison.

(6) Gives effect to the Partnership's transfer to us of all of its assets and liabilities, including a $1.5 million obligation relating to certain tax distribution obligations of the Partnership to its partners, and to the impact of the recording of $0.5 million of tax expense as a C-corporation reflected in our 1998 statement of operations. See "Certain Relationships and Related Transactions."

(7) Relates to a public offering that was delayed due to adverse market conditions.

                        PRO FORMA COMBINED FINANCIAL DATA

The following pro forma combined financial statements give effect to The Pietrafesa Corporation's acquisition of the Acquired Businesses. The pro forma combined, as adjusted financial statements also give effect to the Offering and application of the net proceeds as described under "Use of Proceeds." The pro forma combined financial statements are based on the historical financial statements of Pietrafesa and the Acquired Businesses and certain assumptions set forth below and in the notes to the pro forma combined financial statements. Because the closing of the Offering is conditioned on the simultaneous or prior closing of the acquisition of all of the Acquired Businesses, the pro forma combined financial statements do not include separate pro forma financial statements for us and each Acquired Business.

The pro forma combined, as adjusted balance sheets give effect to the combination of Pietrafesa with the Acquired Businesses and the Offering as if they had occurred on December 31, 1998. The pro forma combined, as adjusted statements of operations for the year ended December 31, 1998 give effect to the combination of Pietrafesa with the Acquired Businesses as if all such acquisitions and this Offering had occurred on January 1, 1998.

The pro forma combined financial data for the year ended December 31, 1998 includes the audited financial information of Pietrafesa, DAG, Global and Components for the year ended December 31, 1998.

Pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data presented herein are not necessarily indicative of the results we would have obtained had such events occurred at the beginning of the period, as assumed, or of our future results. The pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus.

                   Pro Forma Combined Statement of Operations

                                                                         Year Ended December 31, 1998
                                                   -------------------------------------------------------------------------
                                                                                                                  Total
                                                    Pietrafesa     Components        Global          DAG         Combined
                                                   ------------- ---------------- ------------- -------------- -------------

STATEMENT OF OPERATIONS DATA:                                                   (in thousands)
Total revenues...............................          $  56,763       $ 19,993      $ 18,062        $ 2,633       $ 97,451
Cost of sales................................             47,062         15,007        16,768          1,590         80,427
                                                   ------------- -------------- -------------- -------------- --------------
Gross profit.................................              9,701          4,986         1,294          1,043         17,024
Operating expenses:
  Selling, general and administrative expenses             5,536          3,107         1,390            765         10,798
  Depreciation and amortization expenses.....                222              1             4              3            230
                                                   ------------- -------------- -------------- -------------- --------------
                                                           5,758          3,108         1,394            768         11,028
                                                   ------------- -------------- -------------- -------------- --------------
Operating income (loss)......................              3,943          1,878          (100)           275          5,996
Interest expense.............................              1,209            293            --              1          1,503
Public offering costs........................                823             --            --             --            823
                                                   ------------- -------------- -------------- -------------- --------------
Income (loss) before income taxes............              1,911          1,585          (100)           274          3,670

Provision for income taxes...................                514            158           (46)            24            650
                                                   ------------- -------------- -------------- -------------- --------------
Net income (loss)............................             $1,397         $1,427          $(54)          $250         $3,020
                                                   ============= ============== ============== ============== ==============


                                                                          Year Ended December 31, 1998
                                                   ----------------------------------------------------------------------------
                                                    Company Pro     Acquisition                                   Pro Forma
                                                       Forma         Pro Forma      Pro Forma       Offering      Combined,
                                                    Adjustments     Adjustments      Combined      Adjustments   As Adjusted
                                                   -------------- ---------------- ------------- -------------- ---------------
STATEMENT OF OPERATIONS DATA:                                                    (in thousands)

Total revenues...............................         $ --             $ --          $ 97,451       $ --           $ 97,451
Cost of sales................................           --               --            80,427         --             80,427
                                                   -----------    -------------    ----------    -----------      ---------
Gross profit.................................            0                0            17,024          0             17,024
Operating expenses:
  Selling, general and administrative expenses          --           (1,621)(1)         9,177        331(5)           9,508
  Depreciation and amortization expenses.....           --              577(2)            807         --                807
                                                   -----------    -------------    ----------    -----------      ---------
                                                         0           (1,044)            9,984        331             10,315
                                                   -----------    -------------    ----------    -----------      ---------
Operating income (loss)......................            0            1,044             7,040       (331)             6,709
Interest expense.............................           --               --             1,503     (1,437)(6)             66
Public offering costs........................         (823)(3)           --                --         --                 --
                                                   -----------    -------------    ----------    -----------      ---------
Income (loss) before income taxes............         (823)           1,044             5,537      1,106              6,643

Provision for income taxes...................          580(4)           985(4)          2,215        442(4)           2,657
                                                   -----------    -------------    ----------    -----------      ---------
Net income (loss)............................         $243              $59            $3,322       $664             $3,986
                                                   ===========    =============    ==========    ===========      =========

-----------------
(1) Reflects (1) the elimination of $1.1 million of royalty and commissions expenses of Global, which expenses will not continue under the terms of the Global acquisition agreement, and (2) the reduction of $0.5 million of excess compensation incurred in 1998 over the maximum amount for the two former owners of DAG and Components under their respective acquisition agreements.

(2) Gives effect to the amortization of goodwill that results from the acquisition of Components, Global and DAG as if the acquisitions occurred on January 1, 1998.

(3) In 1998, we incurred costs related to a public offering that was delayed due to adverse market conditions. These costs have been charged off due to the extended delay of such offering. The pro forma adjustment assumes that these costs were not charged off.

(4) We expect to incur federal and state income taxes at a combined effective rate of 40%. A pro forma adjustment was made to reflect this effective rate as the income of the combining companies was not all taxable in 1998 but would have been taxable had the transaction been consummated on January 1, 1998.

(5) Gives effect to additional expenses we will incur as a public company. Also includes a fee for unused availability under our Credit Facility that will result from the repayment of the Credit Facility with the proceeds from this Offering.

(6) Reduction of interest expense resulting from repayment of debt with the proceeds from the Offering.

                        Pro Forma Combined Balance Sheets

                                                                                December 31, 1998
                                                   -----------------------------------------------------------------------------

                                                     Pietrafesa      Components     Global           DAG      Total Combined
                                                   ------------      ----------     -------         ------    ------------------
Balance Sheet Data:                                                               (in thousands)
Assets
     Current assets
       Cash                                           $     14        $    45       $   154         $  211        $    424
       Accounts receivable                               7,967          4,463            19            252          12,701
       Inventories                                      13,117          2,311           908          1,047          17,383
       Prepaid expenses and other assets                 1,131             --            57            204           1,392
                                                      --------        -------       -------         ------        --------
     Total current assets                               22,229          6,819         1,138          1,714          31,900

Property, plant and equipment, net                       6,586            181            10             13           6,790
Goodwill                                                    --             --            --             --              --
Other assets                                               560             28            --              9             597
                                                      --------        -------       -------         ------        --------
Total assets                                            29,375          7,028         1,148          1,736          39,287
                                                      ========        =======       =======         ======        ========
Liabilities and stockholders' equity
     Current liabilities
       Credit facility                                      --          2,462            --            150           2,612
       Account payable                                   7,893          2,459         1,026          1,049          12,427
       Other current liabilities                         3,054             49           229             71           3,403
       Tax distribution payable to partner               1,516             --            --             --           1,516
       Current maturities of long-term debt                527             --            --             --             527
                                                      --------        -------       -------         ------        --------
     Total current liabilities                          12,990          4,970         1,255          1,270          20,485

Deferred tax liability                                   1,441             --            --             --           1,441

Long-term debt, net of current maturities               12,561             --            --             --          12,561

Stockholders' equity
     Common stock                                           --            300             1             --             301
     Additional paid in capital                          2,941             --            --             --           2,941
     Retained earnings                                    (558)         1,758          (108)           466           1,558
                                                      --------        -------       -------         ------        --------
Total stockholders' equity                               2,383          2,058          (107)           466           4,800
                                                      --------        -------       -------         ------        --------
Total liabilities and stockholders equity             $ 29,375        $ 7,028       $ 1,148        $ 1,736        $ 39,287
                                                      ========        =======       =======         ======        ========


                                                                                 December 31, 1998
                                                   -------------------------------------------------------------------------------
                                                    Company Pro      Acquisition                                    Pro Forma
                                                       Forma          Pro Forma      Pro Forma      Offering        Combined,
                                                    Adjustments      Adjustments      Combined    Adjustments      As Adjusted
                                                   ------------      -----------      --------    -----------      -----------
Balance Sheet Data:                                                                (in thousands)
Assets
     Current assets
       Cash                                            $ 243(1)      $   636(1)        $1,303       $ 21,835(4)      $23,138
       Accounts receivable                                --              --           12,701             --          12,701
       Inventories                                        --              --           17,383             --          17,383
       Prepaid expenses and other assets                  --              --            1,392             --           1,392
                                                       --------      ----------        ------       -----------      -------
     Total current assets                                243               0           32,779         21,835          54,614

Property, plant and equipment, net                        --              --            6,790             --           6,790
Goodwill                                                  --           6,286(2)         6,286             --           6,286
Other assets                                              --              --              597             --             596
                                                       --------      ----------        ------       -----------      -------
Total assets                                             243           6,922           46,452         21,835          68,287
                                                       ========      ==========      ========       ===========      =======

Liabilities and stockholders' equity
     Current liabilities
       Credit facility                                    --              --            2,612         (2,612)(5)          --
       Account payable                                    --              --           12,427             --          12,427
       Other current liabilities                          --           1,200(2)         4,603         (1,200)(5)       3,403
       Tax distribution payable to partner                --              --            1,516             --           1,516
       Current maturities of long-term debt               --              --              527           (376)(5)         151
                                                       --------      ----------        ------       -----------      -------
     Total current liabilities                             0           1,200           21,685         (4,188)         17,497

Deferred tax liability                                    --              --            1,441             --           1,441

Long-term debt, net of current maturities                 --           7,542(6)        20,103        (19,641)(5)         462

Stockholders' equity
     Common stock                                         --            (301)(3)           --             --              --
     Additional paid in capital                           --              --            2,941         45,000(4)       47,941
     Retained earnings                                   243(1)       (1,519)(3)          283            664(1)          947
                                                       --------      ----------        ------       -----------      -------
Total stockholders' equity                               243          (1,820)           3,223         45,664          48,887
                                                       --------      ----------        ------       -----------      -------
Total liabilities and stockholders equity              $ 243         $ 6,922         $ 46,452       $ 21,835         $68,287
                                                       ========      ==========      ========       ===========      =======

-----------------------

(1)  Gives effect to the impact of the pro forma adjustments on net income.

(2) Reflects the purchase price associated with the Acquisitions. For purposes of the Pro Forma Statement of Operations, the Acquisitions are assumed to occur as of January 1, 1998. For purposes of the Pro Forma Balance Sheets, the Acquisitions are assumed to occur as of December 31, 1998. The portion of the consideration assigned to goodwill in each transaction represents the excess of the cost over the estimated fair value of the net assets acquired. We will amortize goodwill over a period of 10 years in the case of DAG and 15 years in the case of Components and Global. The recoverability of the unamortized goodwill will be assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to net book value.

(3)  Reflects the elimination of equity of the Acquired Businesses.

(4)  Reflects the assumed net proceeds of approximately $45 million from the
     Offering of approximately           million shares of Class A Common Stock
     at an assumed initial public offering price of $        per share.

(5)  Reflects our use of the proceeds from the Offering. See "Use of Proceeds."

(6) Gives effect to long-term debt incurred in order to fund the cash portion of the acquisition costs incurred prior to the consummation of the Offering.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Selected Historical and Pro Forma Combined Financial Data and the Combined Financial Statements and Notes thereto included in this prospectus.

OVERVIEW

Pietrafesa was founded in 1922 as a contract manufacturer of branded tailored clothing, and in the 1970's started producing directly for large retailers. In 1990, an investment group led by Richard C. Pietrafesa, Jr. and Joseph J. Pietrafesa II, acquired the Pietrafesa business in a management buyout from their father and uncle. In the early 1990s, Pietrafesa formalized its growth strategy of focusing on developing proprietary brand programs for major retailers. Pietrafesa's initial strategy was to support these programs by increasing production capacity to serve a broader range of price points and to develop state-of-the-art manufacturing capabilities at its Liverpool, New York facility. Pietrafesa's proprietary brand strategy produced significant revenue growth.

Despite material revenue growth from 1993 to 1994, profitability suffered, with operating income increasing only $0.84 million during this period. Pietrafesa's profitability was adversely impacted during this period by the costs of expanding operations and manufacturing facilities to support planned growth and meet customers' expanding production needs, as well as by competition from products supplied by foreign sources. See "Risk Factors--Cyclical Trends and Changes in the Apparel Industry may Adversely Affect our Business."

During the period from 1995 through 1997, Pietrafesa divested all of its manufacturing assets other than the Liverpool facility, refinanced its secured lending arrangements and negotiated the forgiveness of its indebtedness.

Beginning in 1997, Pietrafesa developed a new business strategy designed to leverage its reputation as a developer of innovative dress apparel programs for retailers. This strategy was far less reliant on our own manufacturing assets, and emphasized our expertise in garment design and production management through sourcing arrangements with third-party manufacturers. As part of this new strategy, in 1998 Pietrafesa commenced discussions with various independent merchandising and sourcing companies. See "Risk Factors--We may be Adversely Affected if Third Party Manufacturers Fail to Perform", "Business--Business Strategy" and "Business--Acquisition Strategy."

SIGNIFICANT ACQUISITIONS

Terms of the Acquisitions. In addition to the measures described above and taken during 1995 through 1997, we will have completed, upon the closing of this Offering, the acquisition of all the Acquired Businesses. We believe that the terms of each acquisition satisfies all elements of our acquisition strategy. See "Business--Reorganization, Acquisitions and Operating Unit Structure." The terms are as follows:

On             , 1999, we purchased certain tangible and intangible assets of
DAG and its former owner. Under the terms of the DAG acquisition agreement, we paid $0.8 million in cash and issued a promissory note in the principal amount of $0.4 million. In addition, we assumed certain existing liabilities of DAG, consisting of approximately $1.3 million of trade payables as of December 31, 1998, as well as third party indebtedness that will be repaid from the proceeds of this Offering. See "Use of Proceeds." DAG merchandises and sources apparel, including lower to mid-priced suits and dress shirts, to value-priced apparel retailers. The purchase price also includes a potential five-year earn-out of $0.775 million payable in cash or, in limited circumstances, shares of Class A Common Stock at our option, based on DAG's achievement of certain annual pre-tax earnings targets. These targets require aggregate growth of 46% in pre-tax earnings over the five-year period from 1999 through 2003. These targets are measured annually and, if an annual target is missed, the earn-out payment for such year will be deferred or forfeited, depending on the extent to which actual performance falls short of the target.

On              , 1999, we purchased all of the issued and outstanding capital stock of Global. Under the terms of the Global acquisition agreement, the initial consideration paid by Pietrafesa consisted of $1.4 million in cash and the issuance of a promissory note payable to Global in the principal amount of $0.8 million. In addition, we assumed certain existing liabilities of Global, consisting of approximately $1.3 million of trade payables as of December 31, 1998. Global sources men's suits for S&K Famous Brands. The purchase price also includes a potential five-year earn-out of $2.2 million payable in cash based on Global's achievement of certain annual pre-tax earnings targets. These targets require aggregate growth of 31% in pre-tax earnings over the five-year period from 1999 through 2003. These targets are measured annually and, if an annual target is missed, the earn-out payment for such year will be deferred or forfeited, depending on the extent to which actual performance falls short of the target.

Concurrent with the closing of this Offering, we will acquire certain tangible and intangible assets of Components. The purchase price will consist of $4.7 million in cash. In addition, we will assume certain existing liabilities of Components, consisting of approximately $5.0 million of trade payables and factor advances as of December 31, 1998, as well as third party indebtedness that will be repaid from the proceeds of this Offering. See "Use of Proceeds." Components merchandises and sources St. Andrews tailored clothing, as well as sportswear, dress shirts, neckwear, topcoats and casual slacks in Italy. The purchase price also includes a potential six-year earn-out of $4.7 million payable in cash or, in limited circumstances, shares of Class A Common Stock at our option, based on Components' achievement of certain annual pre-tax earnings targets. These targets require aggregate growth of 76.5% in pre-tax earnings over the six-year period from 1999 through 2004. These targets are measured annually and, if an annual target is missed, the earn-out payment for such year will be deferred or forfeited, depending on the extent to which actual performance falls short of the target.

Possible Impact of Acquisitions on Results of Operations. The consummation of the DAG, Global and Components acquisitions is expected to affect our results of operations in certain significant respects. Our depreciation and amortization will be significantly higher than the corresponding amounts from prior to the Acquisitions and will never be less than $0.6 million per year over the next 10 years. See "Risk Factors-- Reduction in Net Income Caused by the Amortization of Goodwill may Adversely Affect the Market Price of our Common Stock."

RESULTS OF OPERATIONS

As an aid to understanding Pietrafesa's and the Acquired Businesses' results of operations on a comparative basis, we have prepared the following discussion setting forth items within Pietrafesa's, Components' and Global's statements of income as a percentage of net revenues for the periods indicated. Financial information for DAG has not been included because the historical results of operations are not material as compared to the results of operations of such other companies.

The information presented is based on each company's year end. The entirety of the following discussion of the results of operations and financial position should be read in conjunction with "Selected Historical Consolidated Financial Data" and the Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus.

         -- PIETRAFESA

The following table sets forth certain financial data as a percentage of net revenues for Pietrafesa. This information may not be indicative of our future results. See Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus.

                                                                For the Year Ended
                                                                   December 31,
                                                        ---------------------------------
                                                           1996         1997        1998
                                                        ------------ ----------- --------
Net revenues.......................................         100.0%      100.0%     100.0%
Cost of sales......................................          79.0        77.7       82.9
                                                        ----------      ------     ------
Gross profit.......................................          21.0        22.3       17.1
Selling, general and administrative................          17.1        16.3        9.8
Depreciation and amortization......................           0.4         0.4        0.4
                                                        ----------      ------     ------
Operating income...................................           3.5         5.6        6.9
Interest expense...................................           3.9         3.8        2.1
Public offering costs..............................            --          --        1.4
                                                        ----------      ------     ------
Income (loss) from continuing operations before
  taxes............................................          (0.4)        1.7        3.4
Provision for income taxes.........................            --          --        0.9
                                                        ----------      ------     ------
Income (loss) from continuing operations...........          (0.4)        1.7        2.5
Discontinued operations............................          (0.7)       (0.2)         --
                                                        ----------      ------     ------
Net income (loss) before extraordinary item........          (1.1)        1.5        2.5
Extraordinary item.................................           7.6          --         --
                                                        ----------      ------     ------
Net income (loss)..................................           6.5%        1.5%       2.5%
                                                        ==========      ======     ======

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

Net revenues. Net revenues for 1998 increased by 51.1% to $56.8 million from $37.6 million for 1997. The increase in net revenues was due principally to the commencement of sales to Jos.A.Bank under a long term arrangement. This increase represented approximately 74% of the increase in net revenues. The balance of growth in net revenues was due to increased sales to existing customers.

Cost of sales. Cost of sales for 1998 increased by 61.3% to $47.1 million from $29.2 million for 1997 due to increased net revenues. Cost of sales as a percentage of net revenue increased in 1998 to 82.9% from 77.7% for 1997, due primarily to the new cost-plus sourcing/manufacturing services arrangement with Jos.A.Bank. Under this long-term arrangement, Jos.A.Bank receives a cost-plus pricing structure in consideration for minimum annual purchase commitments. Gross margin on such sales is less than gross margin earned on seasonal business. However, this lower gross margin did not reduce the operating income that we realized from such revenues because our sales to Jos.A.Bank do not require us to make capital investment or overhead expenditures.

Selling, general and administrative expense. Selling, general and administrative expense for 1998 decreased by 9.8% to $5.5 million from $6.1 million for 1997, and were disproportionate to the increase in net revenues for 1998 due to the cost-plus nature of the Jos.A.Bank arrangement and the elimination of advertising and licensing expenses incurred in 1997 under an agreement with Polo Corporation which expires in June 1999. This decline in selling, general and administrative expenses was partially offset by certain costs associated with establishing new customer relationships. Despite this decline, we anticipate that such expenses will continue to increase in the future to support growth in revenues.

Operating income. Operating income for 1998 increased by 85.7% to $3.9 million from $2.1 million for 1997, due primarily to improved gross profit associated with increased revenue and the elimination of advertising and license expenses to Polo Corporation.

Interest expense. Interest expense for 1998 decreased by 14.3% to $1.2 million from $1.4 million for 1997, due primarily to lower outstanding principal balances, a result of improved operating cash flow.

Public offering costs. In 1998, Pietrafesa incurred $0.8 million of public offering costs. Such costs related to a public offering that was delayed due to adverse market conditions.

Provision for income taxes. Provision for income taxes for 1998 was $0.5 million as compared to $0 for 1997, due to the reorganization of Pietrafesa as a C-corporation in October 1998.

Net income (loss). Net income (loss) for 1998 increased by 133.3% to $1.4 million from $0.6 million for 1997, due primarily to the increases in net revenues and gross profit and the decrease in selling, general and administrative expenses as discussed above.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

Net revenues. Net revenues for 1997 decreased by 14.8% to $37.5 million from $44.0 million for 1996, due principally to discontinuance of Polo Corporation's "Ralph Lauren" labeled products and a decline in sales to Brooks Brothers. In 1996 our net revenues from sales to Brooks Brothers were unusually high because of the launch of, and initial product deliveries for, the new "Brooksease" product program. In 1997 our net revenues from sales to Brooks Brothers for such program, although lower, were consistent with our past experiences involving the production of replenishment inventory for existing programs.

Cost of sales. Cost of sales for 1997 decreased by 16.1% to $29.2 million from $34.8 million for 1996, predominantly due to overall lower sales. As a percentage of total net revenues, cost of sales declined to 77.7% in 1997 from 79.0% in 1996 due to lower overhead costs and a shift in the business away from general manufacturing to the sourcing of a greater percentage of total product.

Selling, general and administrative expense. Selling, general and administrative expense for 1997 decreased by 18.7% to $6.1 million from $7.5 million for 1996, due primarily to the impact of reductions in management personnel implemented in late 1996. Selling, general and administrative expense as a percentage of net revenues decreased to 16.3% in 1997 from 17.1% in 1996.

Interest expense. Interest expense for 1997 decreased by 17.6% to $1.4 million from $1.7 million for 1996, due primarily to lower outstanding principal balances resulting from improved operating cash flow.

Income (loss) from continuing operations. Income (loss) from continuing operations for 1997 increased to $0.7 million from $(0.2) million for 1996, due to lower cost of sales and decreases in selling, general and administrative expenses.

Discontinued operations. The loss on discontinued operations for 1997 decreased by 66.6% to $0.1 million from $0.3 million for 1996, due primarily to reduced interest expense under certain indebtedness relating to such discontinued operations. In 1995, Pietrafesa decided to discontinue the domestic manufacture of low price point tailored clothing and closed a manufacturing facility in Georgia. Pietrafesa continued to realize a loss on disposal of such discontinued operations through 1997.

Extraordinary item. There was no extraordinary item for 1997 as compared to an extraordinary item of $3.4 million for 1996. This item resulted from an agreement between the owners of a predecessor company of Pietrafesa to discharge certain subordinated indebtedness owed by Pietrafesa in exchange for an indirect equity interest in the Partnership.

Net income. Net income for 1997 decreased 79.3% to $0.6 million from $2.9 million for 1996, due primarily to the impact of an extraordinary item in 1996 of $3.4 million, offset by the lower cost of sales and selling, general and administrative expenses in 1997 as described above.


         -- COMPONENTS

The following table sets forth certain financial data as a percentage of net revenues for Components. This information may not be indicative of our future results. See Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus.

                                                      For the Year Ended
                                                          December 31,
                                              -------------------------------
                                               1996        1997         1998
                                              --------- ------------ --------
Net revenues................................. 100.0%      100.0%       100.0%
Cost of sales................................  82.8        78.8         75.1
                                              --------- ------------ --------
Gross profit.................................  17.2        21.2         24.9
Selling, general and administrative..........  14.5        14.1         15.5
                                              --------- ------------ --------
Operating income.............................   2.7         7.1          9.4
Interest expense.............................   1.5         1.6          1.5
                                              --------- ------------ --------
Income before income taxes...................   1.2         5.5          7.9
Provision for income taxes...................   0.0         0.5          0.8
                                              ========= ============ ========
Net income...................................   1.2%        4.9%         7.1%
                                              ========= ============ ========

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

Net revenues. Net revenues for 1998 increased by 34.2% to $20.0 million from $14.9 million for 1997, due principally to increased sales to Brooks Brothers and Tommy Hilfiger.

Cost of sales. Cost of sales for 1998 increased by 27.1% to $15.0 million from $11.8 million for 1997. Cost of sales for 1998 as a percentage of net revenue decreased to 75.1% as compared to 78.8% for 1997, due primarily to cost efficiencies in sourcing larger quantities of products.

Selling, general and administrative expense. Selling, general and administrative expense for 1998 increased 47.6% to $3.1 million from $2.1 million for 1997, due primarily to a $0.4 million increase in salary payable to the business owner, as well as bad debt expense and advertising expense. Historically, such owner's salary has varied considerably because, as an S-corporation, all year-end net cash balances were paid as salary. Selling, general and administrative expense as a percentage of net revenues increased to 15.5% in 1998 from 14.1% in 1997.

Operating income. Operating income for 1998 increased by 72.7% to $1.9 million from $1.1 million for 1997. The increase was due to increases in net revenue and gross profit.

Net income. Net income for 1998 increased by 100% to $1.4 million from $0.7 million for 1997, due primarily to the increase in net revenues described above.


         --GLOBAL

The following table sets forth certain financial data as a percentage of net revenues for Global. This information may not be indicative of our future results. See Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus.

                                                     For the Year Ended
                                                        December 31,
                                                     ------------------
                                                       1997       1998
                                                     --------    ------
Net revenues.....................................     100.0%     100.0%
Cost of sales....................................      93.4       92.8
                                                     --------    ------
Gross profit.....................................       6.6        7.2
Selling, general and administrative..............       1.5        1.7
                                                     --------    ------
Operating income before royalties and commissions       5.1        5.5
Royalties and commissions........................       5.2        6.1
                                                     --------    ------
Operating income (loss)..........................      (0.1)      (0.6)
Provision for income taxes.......................       0.0       (0.3)
                                                     --------    ------
Net income (loss)................................      (0.1)%     (0.3)%
                                                     ========    ======

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

Net revenues. Net revenues for 1998 decreased by 4.7% to $18.1 million from $19.0 million for 1997, due principally to a decline in sales to Global's primary customer, S&K Famous Brands.

Cost of sales. Cost of sales for 1998 decreased by 5.6% to $16.8 million from $17.8 million for 1997. Cost of sales as a percentage of net revenue decreased to 92.8% for 1998 from 93.4% as compared to 1997. The reduction in cost of sales was due to reduced revenue.

Selling, general and administrative expense. Selling, general and administrative expense for 1998 remained constant at $0.3 million.

Operating income before royalties and commissions. Historically, Global has paid significant royalties and commissions on its total net sales. All such royalties and commission costs will be eliminated in connection with the Acquisition, with no anticipated adverse effect on the generation of sales. Operating income before royalties and commissions increased by 3.1% to $1.0 million for 1998. The improvement in operating income before royalties and commissions was due to the reduced cost of sales as a percentage of net revenues.

Royalties and commissions. Royalties and commissions increased by 11.2% to $1.1 million for 1998. Royalties and commissions increased due to an increase in commission rate.

Net income (loss). Net loss for 1998 increased to $(0.05) million from a loss of $(0.01) million for 1997, due to increases in royalties and commissions.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources is presented on a pro forma combined basis for Pietrafesa and the Acquired Businesses, but does not include third party borrowing arrangements of the Acquired Business, as such arrangements will be repaid and terminated upon the consummation of this Offering. See "Use of Proceeds."

Our primary capital requirements are the funding of operations and capital expenditures. Pietrafesa has historically financed its growth in sales and the resulting increase in inventory and receivables through a combination of operating cash flow and borrowings under its current and past working capital facilities.

During the year ended December 31, 1998, we generated negative cash from operations of $0.3 million. This was primarily the result of net income of $3.3 million and a $7.0 million increase in other current liabilities offset by a $4.3 million increase in accounts receivable and a $8.5 million increase in inventories. The increase in accounts receivable was primarily the result of a 25.6% increase in net revenues for the year ended December 31, 1998 as compared to the year ended December 31, 1997. The increases in other current liabilities and inventories were due primarily to the sourcing of product for Jos.A.Bank and other customers at manufacturing facilities managed by an affiliate.

In June 1998, Pietrafesa entered into the senior secured Credit Facility with the National Bank of Canada ("NBC"). See "Business-- Sourcing and Manufacturing." The Credit Facility consists of (1) a $12.5 million revolving credit line (the "Working Capital Facility"), (2) a $2.0 million term note (the "Term Note Facility") and (3) a $850,000 equipment loan facility (the "Equipment Loan Facility"). The amount available for borrowing under the Working Capital Facility at any given time is determined pursuant to a formula based upon the levels of qualifying accounts receivable and eligible inventory, subject to the $12.5 million maximum ($1.0 million of which can be utilized for the issuance of letters of credit). As of December 31, 1998, $9.4 million, $1.8 million and $950,000 were outstanding under the Working Capital Facility, the Term Note Facility and the Equipment Loan Facility, respectively. Amounts outstanding under the Credit Facility are secured by a senior lien on substantially all of our assets. Borrowings under the Working Capital Facility bear interest, at our option, at either 0.5% per annum above the prime rate or at a fixed rate of 2.75% above LIBOR for an interest period specified by us of one, three or six months. Amounts outstanding under (a) the Term Note Facility bears interest at the rate of 1% above the prime rate and (b) the Equipment Loan Facility bear interest at the rate of 0.75% above the prime rate. The Credit Facility includes significant financial and operating covenants, including requirements that we maintain minimum net worth and pre-tax income levels and certain financial ratios, prohibitions on our ability to incur certain additional indebtedness or to pay dividends and restrictions on our ability to make capital expenditures and acquisitions. We are currently in compliance with all covenants under the Credit Facility.

In November 1995, Pietrafesa entered into a Loan Agreement (the "UDC Loan Agreement") with New York State Urban Development Corporation ("UDC"), pursuant to which Pietrafesa borrowed $1.0 million (the "UDC Loan") to finance the purchase of certain machinery and equipment. As of December 31, 1998, $0.6 million of the UDC Loan was outstanding. The UDC Loan matures January 2003, bears interest at 1.0% and is secured by a senior lien on certain assets and a subordinate mortgage on the Liverpool Facility. The UDC Loan Agreement contains restrictive covenants similar to those contained in the NBC Credit Facility and requires Pietrafesa to maintain a minimum tangible net worth of $1.2 million, which is lower than the corresponding amount required to be maintained under the Credit Facility. We are currently in compliance with all covenants under the UDC Loan Agreement.

Our capital expenditures were $0.8 million for 1998. We expect capital expenditures to be approximately $0.7 million during 1999. We anticipate that operating income and the amounts available under the Credit Facility will be sufficient to fund our capital expenditures in 1999.

We had working capital of $11.1 million and $4.8 million at December 31, 1998 and at December 31, 1997, respectively. The increase in working capital was due primarily to a $4.3 million increase in accounts receivable. In addition, inventories increased by $8.5 million, which was offset by a $7.0 million increase in accounts payable. In part, the new sourcing/manufacturing services arrangement with Jos.A.Bank accounted for the changes in accounts receivable, inventories and other current liabilities. We expect that our working capital needs will continue to fluctuate based on seasonal increases in sales and accounts receivable and seasonal decreases in trade accounts payable.

Management believes that the combination of existing working capital, funds anticipated to be generated from operating activities, the borrowing availability under the current and anticipated credit agreements and the anticipated net proceeds of the Offering will be sufficient to fund both our short-term and long-term capital and our liquidity needs, other than in respect of future acquisitions. As part of our growth strategy, we intend to seek out and acquire merchandising/sourcing businesses. These acquisitions may require additional capital in the form of equity, debt or a combination thereof. We cannot assure you that additional capital will be available to us if and when required, or that such additional capital will be available on terms acceptable to us.

MARKET RISK

Our earnings are affected by changes in short-term interest rates as a result of our variable rate debt instruments. If market interest rates for similar debt obligations averaged 10% more in 1998, our interest expense would increase, and income before taxes would decrease by $103,803. This analysis does not consider the effects of the reduced level of borrowings that could exist in such an environment if management took actions to mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this sensitivity analysis assumes no change in our debt structure.

BACKLOG

Our backlog of orders is affected by a number of factors, including revisions in the scheduling of manufacturing and shipment of the product which, in some instances, depends on the demands of the retail consumer. Accordingly, a comparison of unfilled orders from period to period is not necessarily meaningful, and the level of unfilled orders at any given time may not be indicative of actual shipments.

SEASONALITY

Some of our principal products are organized into seasonal lines in response to the seasonal marketing of such products by our customers. As a result, our net revenue and net income may fluctuate on a seasonal basis. A disproportionate amount of our net revenue and a majority of our net income are typically realized during the third quarter. Given that orders are usually placed six to nine months in advance of shipping, net revenue and net income are generally weakest during the second and fourth quarters, the two peak retail seasons of our customers. Our greatest cash requirements occur in the later part of the first and third quarters to support production and sales costs and a buildup in customer receivables, resulting in reductions in working capital in each of those quarters. Our business, results of operations and financial condition will be materially and adversely impacted if we are unable to finance our seasonal cash requirements. Moreover, if there are significant seasonal fluctuations in our revenues, any substantial decrease in third quarter net revenues could have a material adverse effect on our liquidity and on our profitability for the entire year. See "Risk Factor--Our Operating Results are Seasonal."

EFFECTS OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

We believe that inflation has not had a material impact on our results of operations for the periods discussed herein. Although a significant portion of our purchases of raw materials are denominated in U.S. dollars, to date we have not been materially adversely affected by foreign currency fluctuations. See "Risk Factors--We are Subject to Certain Risks Relating to our Foreign Sourcing of Products" and "--We are Subject to Certain Risks Relating to International Expansion."

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement amends the accounting for derivatives and hedging activities effective for fiscal years beginning after June 15, 1999. We have not historically engaged in hedging activities to mitigate foreign currency risk. In the event that we engage in hedging activities in the future, SFAS No. 133 may have an impact on the accounting treatment of these hedging activities.

IMPACT OF THE YEAR 2000 ISSUE

With the new millenium approaching, many institutions around the world are reviewing and modifying their computer systems to ensure that they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors with data functions use only two digits to identify a year in the date field with the assumption that the first two digits are always "19". Consequently, on January 1, 2000, any computers that are not Year 2000 compliant may read the year as 1900. The failure to correct any computers that calculate, compare or sort using the incorrect date could result in system failures or malfunctions causing disruptions of our operations, including a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Our production and sourcing computerized systems are not reliant on date-sensitive information. We are working to resolve the potential impact of the Year 2000 on the ability of our computerized financial information systems to accurately process date-sensitive information. We engaged Arthur Andersen & Co. to conduct an analysis of our financial information processing systems to determine whether we are Year 2000 compliant. Based on their study it was determined that we will have to upgrade, modify or replace portions of our financial systems to make them Year 2000 compliant. All related software has been installed and testing and training are expected to commence shortly. We plan to complete the modifications and replacements necessary to correct those systems prior to September 30, 1999. In the event that we fail to correct our computerized financial information systems prior to December 31, 1999, we will out-source appropriate aspects of our financial systems and manually execute any functions we retain. We will implement standardized financial controls and back-office functions of the Acquired Businesses and hope to resolve all Year 2000 issues with regard to the Acquired Businesses at the same time we resolve our own issues. We believe that completing the program within the time-frame we have set will avoid any adverse impact on our operating systems. We currently estimate that the total cost of implementing our Year 2000 program will be approximately $200,000. We believe, however, that such Year 2000 compliance costs, including the possible costs relating to outsourcing appropriate aspects of our financial systems, will not have a material adverse impact on our financial condition.

During 1997, Pietrafesa initiated formal communications with its customers to determine the business risk to it related to customer Year 2000 compliance issues. Communications with other third parties, such as suppliers, commenced in 1998. The Acquired Businesses have initiated formal communications with their customers and other third parties to determine their business risks related to Year 2000 compliance issues. Our failure, or the failure of third parties with which we do business or upon which we rely, to address Year 2000 compliance issues in a timely manner could have a material adverse effect on our business, results of operations and financial condition.

                                    BUSINESS

GENERAL

The Pietrafesa Corporation develops and manages men's dress apparel programs for proprietary and third party brands. Our brand development and management programs include comprehensive merchandising and sourcing services for apparel covering a broad range of price points and products, including suits, sport jackets, dress shirts, woven sport shirts, casual pants, knitwear, neckwear and topcoats.

We have been a contract manufacturer for branded tailored clothing since 1922 and started producing directly for large retailers after entering into a contract with Brooks Brothers in the 1970s. As a result of this experience, we have identified and responded to significant apparel industry trends, including:

    o growing consumer acceptance of proprietary brand apparel programs;

    o increasing availability of low cost manufacturing sources throughout the world; and

    o increasing retailer demand for vendor consolidation and value-added services.

By capitalizing on these trends, we believe that we are positioned to best address the men's dress apparel needs of national retailers and to increase our market share across all price points and distribution channels

INDUSTRY OVERVIEW

Retail sales of men's apparel in the United States in 1998 were approximately $54 billion in sales, an increase of 6.8% over the prior year, as compared to increases of 3.7% of sales in women's apparel and 4.7% in sales of all apparel. The following important trends in the apparel industry have redefined the manner in which our business must be conducted:

Consumers are Buying More Proprietary Brand Apparel. We believe that there is an increased consumer acceptance of and demand for high quality, proprietary brand apparel such as that sold by Brooks Brothers and Jos.A.Bank. Proprietary brand apparel bears the retailer's own name or a brand name exclusive to the retailer. Sales of private brand apparel represented 41.0% of total sales of men's apparel in 1996, up from 39.3% in 1995 and 37.0% in 1994. Based upon our 1998 sales and the announced store opening plans of our customers, we believe that this trend continued in 1998.

Retailers are Demanding Vendor Relationships that Facilitate the Development of Proprietary Brands. Proprietary brands produce higher maintained margins than traditional brands because they generally have lower production and selling costs, and do not have the added expense of license fees. Despite the economic and other benefits offered by proprietary brands, retailers often find developing and purchasing proprietary collections highly inefficient and cumbersome as compared to purchasing branded products. These difficulties are largely due to the highly fragmented nature of the sourcing industry, which often limits retailers' sourcing relationships to firms that offer only a limited number of products and often lack advanced inventory systems expertise.

Retailers are Requiring More Sophisticated Systems and Financial Stability from their Vendors. Many larger retailers are concentrating more business with fewer and larger vendors to achieve greater efficiency in distribution and quality control, to reduce the retailers' merchandising costs and to ensure that their most important requirements are sourced with reliable and financially stable organizations. Retailers are also requiring higher levels of service from all vendors, such as operating through an EDI system for orders and payments, maintaining strict quality control procedures, creating a replenishment pipeline for certain programs, as well as product ticketing and direct-to-store shipping. We believe that many merchandising/sourcing businesses, however, lack the systems, capital or scale to comply with the increasingly strict program demands of larger retailers.

Specialty Chains are Achieving Strong Sales Growth. Over the last five years, sales of clothing by chain retailers and high-end specialty chains, many of which sell proprietary brands primarily or exclusively, have grown significantly due to both new store openings and comparable store sales increases. In 1998, specialty chains reported dollar increases in sales of men's clothing of 6.5% and captured 10.5% of all dollars spent on men's clothing. This growth is evidenced by the growth of men's apparel retailers such as The Men's Wearhouse and Today's Man and the publicly announced national store opening plans of Brooks Brothers and Jos.A.Bank.

BUSINESS STRATEGY

Our business strategy is to become the global leader in developing and managing men's apparel programs for proprietary and third party brands. As a result, we have refocused our business strategy away from dependence on owned manufacturing assets, to one that offers retailers and the owners of brands:

    o the ability to develop integrated collections of men's apparel programs that are customized to each retailer's needs. The collections we develop span styles ranging from the traditional tailored look of Savile Row to FUBU's urban contemporary look, at a full range of price points;

    o the lowest available cost for each product line, by sourcing production globally to satisfy the specifications, country of origin and delivery requirements of each customer. Unlike traditional clothing manufacturers, this strategy permits us to seek the best manufacturer worldwide for a specific product at the lowest marginal cost, and minimizes investments in plant and equipment;

    o value-added services, including design, raw material procurement, merchandising, statistical quality control, personalized customer service and complete product management, which permits major retailers to achieve greater efficiency by outsourcing many aspects of their proprietary brand programs;

    o technological innovations, such as interactive sales software and integrated real-time inventory management, that enable us to compress delivery schedules and better manage product selection for our customers; and

    o  the scale and financial stability to support long-term programs.

We believe that our business strategy is unique in its focus on the constantly changing merchandising and sourcing needs of retailers. By contrast, our traditional competitors continue to emphasize product lines and sourcing options that are tied to the capabilities of their owned manufacturing facilities.

GROWTH STRATEGY

We believe that our business strategy will create numerous growth opportunities. The principal components of our growth strategy are to:

    o achieve greater penetration among our existing customers. In particular, we believe that our ability to develop a broad range of product lines, as well as our value-added services, scale and financial stability, will result in increased sales to our existing customers;

    o develop new customer relationships by aggressively marketing our capabilities. We believe that our development of such new relationships will be enhanced by our acquisition of the Acquired Businesses, each of which have unique customer relationships;

    o grow revenues through selective acquisitions. Our acquisition strategy is to identify and acquire leading merchandising/sourcing companies that specialize in certain menswear products and specific quality or price segments. In addition to increasing revenues, these acquisitions will increase the range of products, price points and sourcing options available to our customers and add new customers. We believe this will lead to significant cross-selling and cross-sourcing opportunities;

    o expand our product offerings in order to benefit from retailers' demands for vendor consolidation. We have achieved this through acquisitions, as well as through the development of new sourcing relationships;

    o acquire, develop and license brands to leverage our existing sourcing and merchandising capabilities. We believe that licensed or acquired brands such as FUBU(TM) have significant growth potential and will complement our proprietary brand programs; and

    o expand internationally to capitalize on certain fundamental dynamics of the menswear market in Europe that are similar to those in the U.S. market. We believe that our strong global sourcing relationships, along with our merchandising and production expertise, position us to capitalize on these similarities both through securing foreign retailers as customers in Europe and through participation in global distribution arrangements involving merchandise supplied to our customers.

ACQUISITION STRATEGY

We believe that the merchandising and sourcing industry is highly fragmented. Our growth strategy includes selective strategic acquisitions within this industry that expand and complement our product lines and sourcing and distribution capabilities. Major elements of our acquisition strategy include:

    o identifying and acquiring leading merchandising and sourcing companies that specialize in certain menswear products and specific quality or price segments, in order to increase the range of products, price points and sourcing options available to our customers and to add new customers;

    o including in each acquisition, when possible, significant purchase price deferral arrangements and other performance incentives for the sellers of each acquired business that are realized only if the acquired business meets or exceeds growth and profitability targets subsequent to the closing of the acquisition;

    o allowing newly acquired businesses to operate as an independent operating unit, while holding each accountable for its profitability, utilization of capital and overhead; and

    o improving and standardizing financial controls, quality control practices and back-office functions of each acquired business. We will eliminate duplicative operational facilities, such as leased office and warehouse space and personnel, whenever possible.

We believe that many of our acquisition candidates are unable to fully serve the needs of their customers or effectively cross-sell across retailers and product lines. We believe that these limitations are often due to their narrow product offerings, limited systems expertise, capital constraints and lack of an industry-wide reputation. Our acquisition strategy is intended to address these limitations and to provide acquisition candidates with a compelling opportunity to leverage their existing customer base and to build new customer relationships. Our acquisition strategy offers each candidate:


    o the opportunity to be a part of a diversified apparel products company, thereby enhancing the candidate's competitive position in its particular product segment through an expansion of distribution channels and improved production and distribution capacities;

    o greater purchasing power of raw materials and other supplies and services, and other economies of scale;

    o  enhanced financial strength and visibility as part of a public company;

    o the opportunity for its management to remain involved in, and to profit from, future operations; and

    o an opportunity for liquidity through the receipt of cash or securities of the Company.

See "Risk Factors--Risks Relating to our Acquisition Strategy and Future Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Significant Acquisitions."

PRODUCTS

We produce a core line of high quality men's tailored clothing, trousers, outerwear, sportswear and accessories across a variety of fashion directions, price points and distribution channels. Most of our dress apparel programs focus on developing a style that is distinctive to the relevant brand, yet not susceptible to fashion obsolescence. Key fabrics include 100% wool, camel hair, cashmere, silk, cotton and linen. Key fabric constructions include 100% mechanical stretch, 4-ply worsteds, storm proof wovens and worsted camel hair. The table below (which presents information for Pietrafesa and the Acquired Businesses on a combined basis) sets forth sales by product category, expressed as a percentage of net revenue.

                                    For the year ended
                                       December 31,
                                      1997       1998
                                    --------   -------
  Men's suits                          47.3%     42.5%
  Men's sport jackets                  19.0      23.1
  Suit separates (trousers)            11.2      13.1
  Suit separates (jackets)              6.2       8.0
  Sport shirts                          4.3       4.3
  Women's tailored                      4.9       3.6
  Topcoats                              1.9       1.9
  Dress shirts                          1.8       1.9
  Other                                 3.4       1.6
                                    ========   =======
                                      100.0%    100.0%
                                    ========   =======

Our design staff examines domestic and international trends in the apparel industry to determine trends in styling, color, consumer preferences and lifestyle. Virtually all of our products are designed by our in-house staff, utilizing CAD technology. We can quickly generate samples in response to customer input. The use of CAD technology minimizes the time and costs associated with producing sewn samples prior to production and allows us to create custom designed products meeting the specific needs of each customer.

DISTRIBUTION CHANNELS, CUSTOMERS AND SALES AND MARKETING

Distribution Channels and Customers. We market our products across all major apparel retail channels. Because we market proprietary branded products designed specifically for each of our customers, our sales are not constrained by competition among our customers.

We supply product to seven national chains, seven high-end specialty chains, six value-priced retailers and two department stores. Our five largest customers are S & K Famous Brands, Brooks Brothers, Jos.A.Bank, Polo Retail and Nordstrom. Combined sales to these five customers represented approximately 64.8% and 69.9% of net revenue during 1997 and 1998, respectively. See "Risk Factors--We Generate a Significant Percentage of Our Revenue from a Limited Number of Customers."

We derived our net revenues from the following distribution channels:

                                    For the year ended
                                       December 31,
                                      1997       1998
                                    --------   -------
  National chain                       35.5%     51.4%
  Value-priced retailer                29.4      24.7
  High-end specialty chain (1)         19.2      15.4
  Liquidation                           3.4       3.1
  Department store                      2.2       1.0
  Other                                10.3       4.4
                                    ========   =======
                                      100.0%    100.0%
                                    ========   =======


----------------------------
(1) Includes net revenues from single location high-end specialty stores of 10.6% and 7.5% for 1997 and 1998, respectively.

Sales and Marketing. In contrast to traditional apparel companies, who attempt primarily to sell customers product that they manufacture, we apply our sourcing network and systems resources to solve customer problems and/or create new retail opportunities for our customers. We believe that this consultative approach to sales and marketing results in long-term relationships with successful retailers.

Our flexibility in sourcing products does not restrict us to offering solutions that are dependent on our manufacturing capabilities. Our consultative approach to sales and marketing has evolved over the last decade, and involves providing both products and services. For example, in 1991 we analyzed a manufacturing facility owned by a major national retailer, and we concluded that there were structural barriers that precluded that facility from ever becoming an efficient manufacturing source. We proposed closing the facility and moving the relevant production to our Liverpool Facility, where production lines were established specifically for that product. In 1994, Pietrafesa performed a similar analysis for a major brand, resulting in the closure of the brand's manufacturing facility and the sourcing of its product between the Liverpool Facility and two other contractors. Most recently, Pietrafesa assisted a national chain in phasing out its manufacturing division and its exclusive reliance on its in-house merchandisers.

Our major customers are assigned their own sales teams -- which include design, specification, quality control and sales administration personnel -- focused on the needs and requirements of a particular customer. In order to maintain exclusivity for each customer, all products remain unique to their respective sales team. On a seasonal basis, merchandising concepts, including exclusive or special fabrics, model enhancements and marketing ideas, are presented to customers. When a customer adopts one of our merchandising strategies, that strategy is executed exclusively for that customer unless otherwise agreed.

MERCHANDISING TECHNOLOGY

Systems Expertise. We continually develop new systems, services and production methods that make buying from us more attractive to retailers. We generally use CAD systems to develop products and program fabric cutting for all products to ensure color consistency and maximize material yield. We employ a proprietary specification system to insure standard output regardless of the production facility. In addition, our EDI system significantly enhances customer order execution and point-of-sale merchandise tracking. All such systems are intended to enhance customer profitability and loyalty. In addition, our sales forecasting, production planning and logistics and inventory management are performed on proprietary systems.

Proprietary Made-to-Measure Software. In November 1998 we launched a proprietary point-of-sale made-to-measure system at two retail stores and will introduce the system to 5 Brooks Brothers stores in the first quarter of 1999. This system offers retailers the opportunity simultaneously to electronically capture a customer profile and a made-to-measure suit order, automatically alter a standard CAD pattern based on the customer's measurements, and is intended to deliver a custom suit to the customer in less than four weeks.

PRODUCT SOURCING, RAW MATERIALS SOURCING AND MANUFACTURING

Product Sourcing. During 1998, approximately 50% (by dollar volume) of our products were outsourced worldwide to over 40 independent manufacturers (excluding an affiliate of ours). Further, 34% (by dollar volume) of our products were produced outside the United States in 1998, principally in Italy and Asia. No manufacturer accounted for more than 10% of our total production in 1998. We monitor our selection of independent factories to attempt to minimize the instances in which one manufacturer or country is the source of a disproportionate amount of our merchandise. These manufacturers are selected, monitored and coordinated by our employees located in regional offices to assure conformity to strict quality standards. We believe the use of dedicated sourcing personnel rather than independent agents reduces our sourcing costs and cycle times. Personnel who are focused narrowly on our interests are more responsive to our needs than independent agents would be, and are more likely to build long-term relationships with key vendors. We believe that the use of these independent manufacturers increases our production capacity and delivery flexibility, reduces our costs and allows us to match each of these criteria to specific customer needs. See "Risk Factors--We are Subject to Certain Risks Relating to our Foreign Sourcing of Products."

We have long-standing relationships with our most important independent manufacturers. In a number of cases, we are the largest customer of our independent manufacturers, providing as much as 50% of such manufacturers' annual order volume (by unit). As a result, we are able to pass through to our customers the benefits of the significant leverage we have with such manufacturers and the resulting production, delivery and cost flexibility. For many of our lower price point products, we have established numerous alternative manufacturing sources. As a result, production of such products can be placed on the most competitive delivery and price terms on a season-by-season basis, and significant dependence on single manufacturers of such products is minimized. We believe that our sourcing relationships enable us to offer our customers comprehensive brand management programs without placing too much emphasis on one product source.

Raw Materials Sourcing. We obtain our raw materials, which include fabric, linings, thread, buttons and labels, from domestic and foreign sources based on quality, pricing, customer requirements and availability. Our principal raw material is fabric, including woolens, cashmere, camel hair, silks, linen, cotton and blends of wool with other fibers, as well as thread, trim and labeling and packaging materials. Whenever practicable, fabric is procured by our contract manufacturers directly but in accordance with our specifications, thus reducing capital employed by us in work-in-process inventory. For some of our product offerings, we select fabric suppliers to jointly develop fabric for our exclusive use. In order to assure quality control, we send samples of all new fabrics to laboratories in order to test the sewing characteristics of raw materials. For a significant portion of the products we sell, the customer or manufacturer purchases the raw materials. A substantial portion of these purchases were denominated in U.S. dollars. We purchased 62% (by dollar value) of our total fabric requirements in 1998 from two suppliers. No other supplier accounted for more than 10% of such requirements. As is customary in our industry, we do not have long-term contracts with our suppliers. We believe that there are alternative sources of supply available to satisfy our raw material requirements. See "Risk Factors--Fluctuations in Pricing, Availability and Quality of Raw Materials could cause a Material Adverse Effect."

Manufacturing. We have over 75 years of experience as a leading domestic manufacturer of premium tailored clothing. As a result, unlike many of our small, entrepreneurial competitors, we have the expertise to offer retailers proprietary brand programs that include styling developments, quick replenishment, statistical quality control, delivery reliability and systems integration that are competitive with the largest domestic manufacturers. In addition, we believe that we can improve retailer margins by leveraging our experience in advanced systems software. In particular, we believe that our fabric utilization technology, our "singles-in-series" production flow, and "just-in-time" inventory and distribution management systems will lower raw material and inventory costs, and result in better customer order fulfillment.

In 1998, approximately 50% of our products (by dollar volume) were produced at our only manufacturing facility, located in Liverpool, New York (the "Liverpool Facility"), and at two facilities in Baltimore, Maryland (the "Baltimore Facilities"). The Baltimore Facilities are operated by SourceOne, L.L.C. ("SourceOne"), a subsidiary of the general partner of the Partnership. See "Certain Relationships and Related Transactions." Our business and growth strategies focus on growth through worldwide sourcing and diminished reliance on manufacturing facilities owned and operated by us. See "Risk Factors--We are Subject to Certain Risks Relating to our Foreign Sourcing of Products."

Our affiliate, SourceOne, took over operation of the Baltimore Facilities in April 1998. We are not financially liable, or otherwise obligated, for any overhead or other operating expenses or liabilities of the Baltimore Facilities. We source approximately one-third of our production for Jos.A.Bank with SourceOne pursuant to a subcontractor agreement. Under that agreement, SourceOne is paid based on the production costs of the agreement, without mark-up. None of our employees receive additional compensation from SourceOne. The Baltimore Facilities were formerly operated by Jos.A.Bank. As part of its announced plan to phase out its domestic manufacturing operations and focus on a publicly announced national five-year store opening plan, Jos.A.Bank sought our assistance in executing this plan. SourceOne was established to ensure an orderly continuation of the operations of the Baltimore Facilities, without exposing us to any associated overhead or other operating liabilities. SourceOne is obligated to operate the Baltimore Facilities through February 2000. In addition, SourceOne's obligations are contingent on Jos.A.Bank satisfying its minimum order commitments to us for the corresponding period.

Quality Control. As of March 1, 1999 we had eight quality control personnel in three foreign centers, as well as four additional inspectors for the U.S. and Caribbean based manufacturing contractors. In addition, as of such date we had nine people in our headquarters facility overseeing and coordinating global quality control standards and efforts. We believe our quality control program is an important component of our apparel programs.

Our quality control program is designed to ensure that our products meet high quality standards. This program is based on the "green seal/black seal" process to ensure that all garments we source or produce meet our or our customers' specifications and original expectations for the production of such garments. Before a new product order is placed, an exact sample garment is sent to the customer. Upon customer approval, a "green seal" tag is placed on the garment to indicate acceptance by both us and the customer and to provide a standard for future reference. Prior to shipping the first production unit of the green sealed product, a size run from the order is shipped to the customer for "black seal" approval. If the items sufficiently match the "green seal" garment, "black seal" approval is given, and the balance of the order is completed and distributed.

We also monitor the quality of fabrics and inspect each roll before production runs are commenced. We perform in-line inspections during and after production before garments leave the factory. Our quality control personnel visit most of our independent manufacturers' facilities at least once every two weeks.

Delivery and Customer Orders. In most cases, our independent manufacturers are at risk for the quality and timely delivery of the products. Our international production requirements have been financed with letters of credit or under open credit terms. Whenever possible, we push related financing requirements down to our contractors, matching payment terms to the contractor with payment terms from the customers. This minimizes inventory financing and keeps the contractors vested in the process.

We transact business on an order-by-order basis and do not maintain any long-term or exclusive commitments or arrangements to purchase from any vendor other than SourceOne in respect of certain minimum product quantities for Jos.A.Bank. We receive most of our customers' orders prior to placing our manufacturing orders, except for manufacturing orders for replenishment programs, which require customers to continue to purchase specific amounts of products.

OPERATING UNITS

Upon the consummation of the Offering, our operations will be divided into five business units: the Pietrafesa for Men Unit, Components, DAG, Global and the Pietrafesa for Women Unit. Each of these business units operates, and it is intended that each new business unit will operate, as a separate unit accountable for its own profitability, utilization of capital and overhead. Each business unit's operations will conform to our standardized financial controls, quality practices and back-office functions.

The Pietrafesa for Men Unit, our oldest unit, merchandises, sources and manufactures tailored clothing, including suits, suit separates, sport coats, dress trousers and formal wear. The Men's Unit accounted for approximately 54.6% of our net revenues in 1998. The Men's Unit is headed by Joseph J. Pietrafesa II, the brother of our Chief Executive Officer. Mr. Pietrafesa joined the predecessor of Pietrafesa in 1979 as Director of Sales, becoming Vice President of Sales and Merchandising when the Partnership was formed in 1990. From 1993 through 1996 Mr. Pietrafesa served as President of our Polo Clothing Unit.

The DAG Unit merchandises and sources apparel, including lower to mid-priced suits and dress shirts, to value-priced apparel retailers. The DAG Unit accounted for approximately 2.7% of our 1998 net revenues. This unit will be headed by Jarrod Nadel with whom we have entered into a five year employment contract. Using manufacturers in the United States, Italy, the Dominican Republic and Korea, DAG merchandises a specific product around a customer's need and executes the production and delivery, typically on a commission basis without owning inventory. Customers of DAG include The Men's Wearhouse, Riggins, S & K Famous Brands, K & G Men's Center, Bachrach and Filene's Basement. Typical retail price points are $195 to $495 for men's suits and $29.95 to $39.95 in dress shirts. Mr. Nadel founded DAG in 1994 as a full service sourcing, merchandising and design company with offices in New York City and in Italy. Prior to 1994, Mr. Nadel spent two years as Director of Sourcing for After Six Ltd. From 1988 to 1992, Mr. Nadel served as Vice President of Sales and Merchandising for the Pierre Balmain Division of Capital Fashions Corporation. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Significant Acquisitions."

The Global Unit designs and imports men's suits. The Global Unit accounted for approximately 18.5% of our 1998 net revenues. This unit will be headed by Peter Lister with whom we have entered into a five year employment contract. Using manufacturers in Slovakia, the Czech Republic, Bulgaria, Moldova, Indonesia, the Philippines, India and China, Global contracts for the production and delivery of products specified by their retail customers. In all cases, Global takes ownership of products while in transit, but ships directly to customers against firm orders. Global's largest customer is S & K Famous Brands. Typical retail price points are $99 to $295 for men's suits. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Significant Acquisitions."

The Components Unit merchandises and sources St. Andrews tailored clothing, as well as sportswear, dress shirts, neckwear, topcoats and casual slacks in Italy. The Components Unit accounted for approximately 20.5% of 1998 net revenues. This unit will be headed by John McCoy with whom we have entered into a six year employment contract. Customers of Components are the highest tier retailers including Bergdorf Goodman, Saks Fifth Avenue, Brooks Brothers and Sulka, at retail price points from $695 to $3,000 for men's suits, $125 to $400 for dress shirts and $65 to $95 for silk neckwear. Mr. McCoy founded Components in 1985 after spending three years as an independent sales representative for a variety of imported apparel lines. Mr. McCoy served as President of Fitzgerald, Inc., a men's clothing unit of Warren Sewell, from 1977 through 1979, and a unit of the Palm Beach Company from 1979 through 1982. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Significant Acquisitions."

The Pietrafesa for Women Unit was started in 1991 principally to complement the Men's Unit by providing classic women's tailored clothing primarily to customers of the Men's Unit. The Women's Unit accounted for approximately 3.7% of our 1998 net revenues. The Women's Unit is headed by Alisa Rothstein, who joined our predecessor in October 1991 as President of the Women's Unit. Ms. Rothstein is responsible for product design, merchandising, and marketing of all products promoted by this Unit. Prior to joining Pietrafesa, Ms. Rothstein spent eight years as President of Pincus Brothers-Maxwell's women's unit.

IMPORTS AND IMPORT REGULATIONS

We presently import garments under four separate scenarios having distinct customs consequences: (1) import of finished goods (mostly from the Pacific Rim and the Middle East); (2) imports from the Caribbean Basin and Central America;
(3) imports from Mexico and Canada; and (4) imports from Europe.

For direct importations (mostly from the Pacific Rim and the Middle East), imported garments are normally assessed with customs duties at most favored nation ("MFN") tariff rates. The tariffs for most of the countries from which we currently import or intend to import have been set by international negotiations under the auspices of the World Trade Organization ("WTO") and implemented into U.S. law. These tariffs generally range between 17% and 35%, depending upon the nature of the garment (e.g., shirt, pants), its construction and its chief weight by fiber. Currently, the only countries not enjoying MFN treatment are Afghanistan, Cuba, Laos, North Korea, and Vietnam.

In addition to tariffs, merchandise from virtually all of the countries from which we import is also subject to bilateral quota restraints, pursuant to U.S. domestic law or the Multi-Lateral Agreement on Textile and Clothing, which exists under the auspices of the WTO. Most bilateral quotas are negotiated on a calendar year basis. After the United States and a particular country agree to a particular level of exports in a particular quota category (for instance, wool men's suits), the country that receives the quota has the right to determine the method by which such quota is assigned to its manufacturers. Some jurisdictions, such as Hong Kong, have a free market under which quotas are bought and sold. Most countries, however, assign it to the factories that actually produce the garments. Shipments which are exported to the United States must, in addition to the usual commercial documentation, have appropriate and official textile visas, in either an electronic or paper format, which confirm their quota status. This documentation must be filed prior to the admission and clearance of the merchandise into the United States. Accordingly, we usually demand that this paperwork be submitted prior to payment.

We also import garments from countries in the Caribbean Basin and Central America, most notably the Dominican Republic and Costa Rica. Although merchandise imported from these jurisdictions is potentially subject to tariffs and quotas of the kind described for Far Eastern importations, there are special programs which provide for reduced tariffs for some merchandise sourced from the Caribbean Basin and Central America. The principal program is the so-called "807" program. Under this program, merchandise described by tariff subheading 9802.00.80, Harmonized Tariff Schedule ("HTS"), is admitted into the United States with a substantial tariff reduction when the standards of subheading 9802.00.80 are met. Specifically, in qualifying circumstances, the provision exempts from collection that duty which would be based on the value of exported U.S. components assembled into a product in a foreign jurisdiction which is subsequently re-imported into the United States. In essence, the duty reduction is equal to the duty that would otherwise be assessed on the value of the components incorporated into these assembled goods plus southbound international freight and insurance. For apparel products, such U.S. components normally consist of cut-to-shape U.S. fabric parts, finishing and trim (buttons, thread, etc.).

In addition, if the fabric which is cut to create the cut component parts is also knitted, woven or formed in the United States, there is a special program which provides for more liberalized access to the U.S. marketplace. This program is applicable only to certain Caribbean Basin, Central American and northern Latin American countries which have signed special agreements with the United States known as Guaranteed Access Level Agreements ("GALS"). Under these agreements, qualifying products (known in the trade as "807A" or "Super 807" or "Guaranteed Access Level" products), are eligible to enter the United States free of any quota restraints. Accordingly, a country such as the Dominican Republic would have the normal advantages of the "807" process, as well as the advantages of the GALS program if the GALS standards are met. We produce a significant amount of garments that qualify for one or both of these particular programs. In circumstances where garments qualify for both preferences, i.e., "807" (9802.00.80) and "807A," the merchandise is accorded both substantial and significant quota and tariff advantage over Pacific Rim, Middle Eastern or non-qualifying Western hemisphere goods.

We also import finished goods from Mexico and Canada under the North American Free Trade Agreement, commonly known as NAFTA. Under NAFTA, merchandise which qualifies, is accorded reduced or duty-free access, depending upon the type of merchandise involved. For many (if not most) garments, the key requirement for NAFTA qualification is that the yarn, cloth, cut, sew and finish of the garments all take place within North America. This is commonly known as the "yarn-forward rule," which is a general guideline, not a legal rule. Merchandise qualifying under NAFTA enters the United States at a preferential or at a zero rate and is not subject to any quota.

In addition to our imports eligible for entry under the NAFTA program, certain imports made by us are also subject to a tariff preference which was created and enacted as part of the NAFTA-enabling legislation. This tariff provision, subheading 9802.00.90, HTS, provides for immediate duty-free entry into the United States from Mexico of garments made from components which are cut to shape in the United States from U.S. knit, woven or formed cloth. Such articles enter quota-free. This duty-free, quota-free entry would be available for articles produced in Mexico from U.S. components cut from U.S. knitted/woven fabric. This merchandise, therefore, has an even more favorable treatment than merchandise being imported from the Caribbean Basin. We currently import a limited amount of such merchandise from Mexico.

Finally, non-NAFTA qualifying goods may be imported from Mexico. As noted, such merchandise could be imported with reduced duties under the 807 program, as well as under special tariff rate quotas called "TPLs." Otherwise, it is subject to full MFN duty. Such merchandise may also be subject to Mexican quotas which are effective for some products until 2004.

COMPETITION

The apparel industry in the United States is highly competitive and characterized by a relatively small number of multi-line manufacturers and a larger number of specialty manufacturers, including brand name and private label producers. We have the ability to compete with internal product development and sourcing capabilities of retailers. Our products also compete with a substantial number of designer and non-designer product lines. Some of our competitors and potential competitors have greater financial, manufacturing and distribution resources than our resources. We believe that we compete favorably based on the quality and value of our programs and products, price, the production flexibility resulting from of our cutting and sourcing network, and the long-term customer relationships we have developed. See "Risk Factors--We may be Unable to Compete in the Highly Competitive Apparel Industry."

INTELLECTUAL PROPERTY

Although we have applied for a number of registered U.S. trademarks, including our name, such trademarks do not represent a material asset of ours. In addition, we own the software used in our point-of-sale made-to-measure programs. We have the exclusive right to use the Polo trademark on tailored clothing subject to a license agreement. We are not required to pay any royalties under this license agreement, which will expire in June 1999.

PROPERTIES

We own our corporate headquarters, principal manufacturing facility and warehouse facility, all of which are located in Liverpool, New York. Such facilities are the subject of a lease and lease-back transaction with the Onondaga County Industrial Development Authority, pursuant to which we received a Payment In Lieu Of Taxes agreement which significantly reduced real estate taxes on the facility, and fixed the assessment for a period of 18 years. Our Liverpool facility is also subject to mortgages held by NBC and the UDC securing indebtedness owed to such parties. See "Management's Discussion and Analysis of Results of Operations--Liquidity and Capital Resources." During 1998, our Liverpool facility operated at approximately 62.5% of space capacity and 75% of current machine capacity. We also lease one retail store in Syracuse, New York, at which we operate under the name Learbury Clothes. This store has been in continuous operation since 1941. The Learbury lease expires in 2007. Pietrafesa also maintains an office in New York City.
The lease on this space commenced in 1994 and expires in August 2000.

DAG, Global and Components each lease office space in New York City to conduct administrative and sales operations. None of the Acquired Businesses own any real property.

We believe that our existing facilities are adequate to meet our current and foreseeable needs. We also believe our existing facilities are well maintained and in good operating condition.

EMPLOYEES

At March 1, 1999, Pietrafesa and the Acquired Businesses had 524 employees. Of the total, approximately 37 hold executive and administrative positions, approximately five are engaged in design and merchandising, approximately 412 are engaged in production (e.g., marking, cutting and labeling), approximately 31 are engaged in sales, approximately 18 are engaged in distribution and approximately 21 are engaged in quality control. Approximately 70% of our work force is covered under collective bargaining agreements, which expire in 2002. We have not experienced work stoppages in the past and believe that our relations with our employees are satisfactory.

LEGAL PROCEEDINGS

From time to time, we are a party to litigation arising in the ordinary course of our business. We are not currently a party to any litigation that, if determined adversely to The Pietrefesa Corporation, we believe would have a material adverse effect on The Pietrafesa Corporation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information as of December 31, 1998 with respect to the persons who are members of our Board of Directors ("Board"), our executive officers:

                NAME                    AGE                    TITLE
                ----                    ---                    -----
Richard C. Pietrafesa, Jr. (1)...       42     President & Chief Executive Officer, Director
Sterling B. Brinkley, Jr. (1)....       46     Chairman of the Board
Thomas A. Minkstein (1)..........       51     Chief Operating Officer, Director
Eugene R. Sunderhaft.............       51     Vice President - Finance, Chief Financial Officer,
                                               Secretary, Treasurer
David McDonough..................       35     Vice President - Business Development
Mark C. Pickup (2)...............       47     Director
Robert J. Bennett (2)(3).........       57     Director
David J. Hare (2)(3).............       54     Director

------------------
(1)  Member of Executive Committee
(2)  Member of Audit Committee
(3)  Member of Compensation Committee

Richard C. Pietrafesa, Jr. -- has served as our President, Chief Executive Officer and Director since June 1990. Mr. Pietrafesa is also a member of our Executive Committee. Mr. Pietrafesa joined our predecessor in 1979 and became Director of Operations in 1981. Over his 20 years in the men's apparel industry, Mr. Pietrafesa and we have been awarded the U.S. Senate Medal for Productivity in 1984, the Apparel Industry Magazine All Star Award in 1985 and again in 1991, the Bobbin Magazine C.E.O. of the Year Award in 1994, and, along with his brother Joseph J. Pietrafesa II (President of the Pietrafesa Men's Unit), the Sales and Marketing Association Award for Innovation in 1997. Mr. Pietrafesa earned an honors degree in Economics and Government from Harvard College.

STERLING B. BRINKLEY, JR. -- serves as our Chairman of the Board of Directors and as Chairman of our Executive Committee. Mr. Brinkley was a Managing Director of Morgan Schiff & Co., Inc., one of the underwriters of this Offering, from 1986 to 1990. Since 1990, Mr. Brinkley has been a consultant to Morgan Schiff. Prior to 1986, Mr. Brinkley was a Managing Director in the Corporate Finance Department of Shearson Lehman Brothers, Inc. Mr. Brinkley is also Chairman of the Board of Directors of EZCORP, Inc., a publicly-traded pawnshop chain, and Friedman's Inc., a publicly-traded retail jewelry chain, and Chairman of the Executive Committee of the Board of Directors of The Farm Journal Corporation, a publisher of agricultural information. All three companies are affiliates of ours and Morgan Schiff. Mr. Brinkley also serves on the boards of directors of various privately held companies that are affiliates of ours and Morgan Schiff. Mr. Brinkley received a B.A. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

THOMAS A. MINKSTEIN -- joined us in August 1998 as Chief Operating Officer and Director. Prior to joining us, Mr. Minkstein served for 10 years as Chief Operating Officer of Empire Vision, a division of Highmark, Inc., and the thirteenth largest optical retailer in the United States. In this position, Mr. Minkstein was responsible for the operation of over 4,000 distribution points and six manufacturing facilities throughout the United States, and managed that division's rapid growth and earnings expansion through acquisitions and the operations of large managed care programs. From 1973 through 1988, Mr. Minkstein held various management positions with Frank's Nursery & Craft, a division of General Host, a publicly-traded company.

EUGENE R. SUNDERHAFT -- joined us in August 1998 as Vice President - Finance, Chief Financial Officer, Secretary, Treasurer. Prior to joining us, Mr. Sunderhaft served for four years as Senior Vice President-Finance, Chief Financial Officer and Secretary of The Penn Traffic Company, a publicly-traded $3.2 billion retail, wholesale and manufacturing company, where he was responsible for all accounting activities, treasury functions, strategic and tactical planning, SEC compliance, investor relations and information technology. From 1972 through 1993, Mr. Sunderhaft served P&C Foods, a subsidiary of Penn Traffic, in a variety of management positions including controller from 1982 through 1989, and Chief Financial Officer from 1989 through 1993. Prior to joining P&C, Mr. Sunderhaft was employed by Ernst & Ernst, the predecessor of Ernst & Young LLP. Mr. Sunderhaft is a graduate of the University of Dayton.

DAVID McDONOUGH -- currently serves as our Vice President - Business Development. In this position, Mr. McDonough is responsible for financial and structural analysis of all acquisitions, and implementation of consolidation efficiencies and back office integration efforts. Mr. McDonough joined us in January 1995 as Controller, and became Chief Financial Officer in 1996, a position held until August of 1998. Prior to joining Pietrafesa, Mr. McDonough was Vice President-Finance of Ferris Industries, a $14 million equipment manufacturer for two years. Prior to that, Mr. McDonough was Corporate Finance Manager at CIS Corporation, a publicly-traded company, where he worked for six years. Mr. McDonough holds a B.S. in Economics from Cornell University.

MARK C. PICKUP -- serves as a Director and Chairman of our Audit Committee. Mr. Pickup is also a director of EZCORP, Inc., Friedman's Inc. and The Farm Journal Corporation, each an affiliate of ours and Morgan Schiff. Since 1995, he has served as an independent business consultant with a variety of companies. Mr. Pickup served as Vice Chairman of Crescent Jewelers, a privately-held retail jewelry chain which is an affiliate of ours and Morgan Schiff, from December 1994 until February 1995, and served as President and Chief Executive Officer of Crescent Jewelers from August 1993 to December 1994. From October 1992 until August 1993, Mr. Pickup served as the Senior Vice President and Chief Financial Officer for Crescent Jewelers. For more than five years prior to October 1992, Mr. Pickup held various positions with the predecessors of Ernst & Young LLP, leaving as a partner in its San Francisco, California office in October 1992. Mr. Pickup received a B.S. in mathematics from Brigham Young University.

ROBERT J. BENNETT -- serves as a Director and as a member of our Audit Committee and as Chairman of our Compensation Committee. Mr. Bennett is also a director (and where indicated Chairman of the Board) of the following public corporations: M&T Bank Corporation (Chairman), Manufacturers and Traders Trust Company (Vice-Chairman), and Farmers & Traders Mutual Life Insurance Co. He also serves as Director for the Syracuse University School of Management, Crouse Hospital, the Federal Home Loan Bank of New York, the Metropolitan Development Association of Syracuse and Central NY, the Pan African Business Association and the New York Bankers Association. Mr. Bennett was also the Chairman, President and CEO of ONBANCorp, Inc. from 1987 until April 1998 when it merged with M&T Bank Corporation. Mr. Bennett received his B.S. from Babson College and his M.B.A. from the University of Massachusetts, Amherst, and holds a graduate degree from the Harvard Business School Advanced Management Program.

DAVID J. HARE -- serves as a Director and as a member of our Audit Committee and Compensation Committee. Mr. Hare is currently President and Chief Operating Officer of TGL - the parent company of Trafalgar and Ghurka, and the licensee for Tommy Hilfiger men's belts and small leather accessories. From 1993 to 1997, as a joint venture partner with Polo Ralph Lauren Corp., Mr. Hare served as President and Chief Executive Officer of Polo Retail Corp. In April 1997, he sold his interest in Polo Retail Corp. to Polo Ralph Lauren Corp. and became an executive officer of Polo Ralph Lauren Corp. and a Group President in charge of Polo Retail stores. Prior to 1993, Mr. Hare had been President and Chief Executive Officer of Perkins Shearer, Inc. since 1969. Mr. Hare is a graduate of Georgetown University.

Our directors are currently elected annually, 25% by the holders of the Class A Common Stock and 75% by the holders of the Class B Common Stock, to serve during the ensuing year or until their respective successors are duly elected and qualified. Officers serve at the discretion of the Board. For a description of class voting rights see "Description of Capital Stock."

COMMITTEES OF THE BOARD OF DIRECTORS

The Board currently has three committees: (1) an Audit Committee; (2) an Executive Committee; and (3) a Compensation Committee.

The Audit Committee is comprised of Messrs. Pickup, Bennett and Hare, with Mr. Pickup as Chairman. The Audit Committee recommends the independent accountants appointed by the Board to audit our financial statements which includes an inspection of our books and accounts. The Audit Committee reviews with such accountants the scope of their audit and their report thereon, including any questions and recommendations that may arise relating to such audit and report or our internal accounting and auditing procedures.

The Executive Committee is comprised of Messrs. R. Pietrafesa, Minkstein and Brinkley, with Mr. Brinkley as Chairman. The Executive Committee exercises the authority of the Board, to the extent permitted by law, in the management of our business between meetings of the Board. The Executive Committee of the Board also serves as the nominating committee in connection with annual meetings of stockholders.

The Compensation Committee is comprised of Messrs. Bennett and Hare, with Mr. Bennett as Chairman. The function of the Compensation Committee is to review and approve the compensation of executive officers and establish targets and incentive awards under our incentive compensation plans. The Compensation Committee reports to the Board.

COMPENSATION OF THE BOARD OF DIRECTORS

Sterling Brinkley, the Chairman of the Board and Chairman of our Executive Committee, will receive fees of $100,000 per year. All other Directors who are not our current employees will receive an annual retainer of $10,000 paid quarterly, plus an additional fee of $1,500 per meeting, and will be eligible to receive stock option grants under our 1999 Stock Option Plan. See "--Options/Stock Appreciation Rights." Committee Chairman (other than Mr. Brinkley) who are not our current employees will receive an additional fee of $500 for each meeting attended. In addition, our Directors may be eligible to participate in other incentive arrangements from time to time.

We will reimburse directors for travel and other out-of-pocket expenses incurred in connection with their services as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

To date, executive compensation has been determined by our Chief Executive Officer. Upon completion of this Offering, the Compensation Committee will make all compensation decisions. No interlocking relationship exists between the Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

COMPENSATION OF EXECUTIVE OFFICERS

The following table presents certain summary information concerning compensation that we paid or accrued for services rendered in all capacities during the last three years for our Chief Executive Officer, our other most highly compensated executive officer and one additional individual who served as one of our executive officers for a portion of the last completed year (collectively, the "Named Executive Officers"). With respect to the persons and periods covered in the following table, we made no restricted stock awards and had no long-term incentive plan pay-outs.

                           SUMMARY COMPENSATION TABLE

                                                        Annual Compensation
                                                        -------------------
                                                                                                       All Other
Name and Principal Position                       Year           Salary           Bonus(2)          Compensation(3)
----------------------------------------          ----         --------          ---------          ---------------
Richard C. Pietrafesa, Jr...............          1998         $100,000          $255,600              $38,729(4)
  President, Chief Executive Officer              1997         $100,000          $100,000              $33,650(4)
  and Director                                    1996         $100,000           $40,000              $34,602(4)

David McDonough.........................          1998          $91,698           $30,000               $1,698
  Vice President of Business Development          1997          $91,683           $20,000               $1,683
                                                  1996          $65,000            $5,000               $1,050

Ross W. Stefano(1)......................          1998          $51,536          $155,000               $1,689
  Chief Operating Officer and Director            1997         $100,865          $100,000               $1,171
                                                  1996         $101,240          $100,000               $1,546

--------------------------
(1) Mr. Stefano ceased to be an employee and director on June 22, 1998.
(2) Includes for 1998 certain amounts related to prior years' performance.
(3) Includes employer's contributions to our 401(k) Retirement Plan.
(4) Includes cost of life insurance premium paid.

STOCK OPTION PLAN

We have established our 1999 Stock Option Plan (the "Stock Option Plan") for key employees and directors. Under the Stock Option Plan, awards of options ("Options") to purchase shares of Class A Common Stock may be made to our key employees and directors, including employees who are also our officers or directors. A total of ______ shares of Class A Common Stock have been reserved for issuance under the Stock Option Plan. Options awarded under the Stock Option Plan may be either "incentive stock options," as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

The Stock Option Plan will be administered by our Compensation Committee. The Compensation Committee may establish the terms and conditions of the Options in any manner not inconsistent with the terms of the Stock Option Plan, adopt any rules it considers appropriate for the administration of the Stock Option Plan, make interpretations of the Stock Option Plan that it deems consistent with its provisions, and take any other action it considers appropriate in connection with the Stock Option Plan. Each Option granted under the Stock Option Plan will be evidenced by an agreement between The Pietrafesa Corporation and the employee and/or director to whom the Option is granted.

Prior to the adoption of the Stock Option Plan, we had made no provision for the grant of options to purchase equity interests in The Pietrafesa Corporation and no Named Executive Officer holds or has ever exercised any stock appreciation rights.

At the time of the Offering, no Options will have been granted to our executive officers, employees or directors under the Stock Option Plan.

RETIREMENT PLANS

Our 401(k) Retirement Plan, as restated and amended (the "Retirement Plan"), is a qualified retirement plan available to Named Executive Officers and all of our other eligible employees (together, the "Participants").

Annual contributions to employees ("Employee Contributions"), if any, are declared by the Board at the end of each year. Pursuant to the Retirement Plan, employees may also make non-matching contributions. The contribution amounts for the Named Executive Officers are included in the Summary Compensation Table under "Salary."

Contributions to the Retirement Plan are made to a trust where the funds are invested in available investment options selected by the Participant and managed by the trustee. The trust may be invested and reinvested in common or preferred stocks, bonds, mortgages, leases, notes, debentures, mutual funds, guaranteed investment contracts and other contracts and funds of insurance companies, other securities and other real or personal property. The account balances grow until finally distributed. Employee contributions to the Retirement Plan are 100% vested upon contribution, and employer contributions to the Retirement Plan vest over five years. Upon the occurrence of a distributive event, a Participant may elect to receive funds according to the respective plans' provisions. Pursuant to these provisions, a Participant is also entitled to rollover eligible distribution amounts into another eligible retirement plan.

We may amend the Retirement Plan and our associated trusts, retroactively or prospectively, in our sole discretion, except where prohibited by the Internal Revenue Code of 1986, as amended (the "Code"), or the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and so long as such amendment does not exclude a Participant, reduce a Participant's account, reduce a Participant's vested percentage or modify the vesting schedule for a Participant eligible under the Retirement Plan prior to the effective date of the amendment. The Retirement Plan may be merged or consolidated, or its assets and liabilities may be transferred, in whole or in part, to another qualified retirement plan. We also reserve the right to terminate the Retirement Plan and our associated trusts, or to cease or suspend further contributions, upon which occurrence accounts of Participants shall become nonforfeitable. The Retirement Plan is a qualified retirement plan and trust under Section 401 of the Code, ERISA and all regulations issued thereunder.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 1998, the Partnership transferred all of its assets and liabilities to us in exchange for 100 shares of Class B Common Stock. To establish our initial capital structure as a public company, immediately prior to the consummation of the Offering, we will issue an additional shares of Class B Common Stock to the Partnership in exchange for nominal consideration.

We are controlled by Phillip Ean Cohen through his sole ownership of MS Pietrafesa Acquisition Corporation, the General Partner of the Partnership (the "General Partner"). See "Risk Factors-- The Interests of our Controlling Shareholder may Conflict with our Interests; Anti-Takeover Impact of Concentration of Voting Power." Morgan Schiff, which is owned by Mr. Cohen, is one of the managing underwriters of the Offering. Pietrafesa reimbursed the Partnership and the General Partner for out-of-pocket expenses, principally legal and accounting fees, in connection with our formation and will continue to reimburse the Partnership and the General Partner for ongoing administrative expenses, principally legal and accounting services rendered to Pietrafesa. In the future, we may engage Morgan Schiff for business and financial advisory services. Mr. Brinkley, a consultant to Morgan Schiff, is our Chairman of the Board.

Mr. Brinkley, Richard C. Pietrafesa, Jr., Mr. Minkstein and Joseph J. Pietrafesa, II own indirect limited partnership interests in the Partnership through their ownership of limited partnership interests in MSJP, L.P., a limited partner of the Partnership. See "Principal Stockholders." In addition, Messrs. Pietrafesa own indirect limited partnership interests in the Partnership through their ownership of limited partnership interests in RJP Investment Assoc., L.P. ("RJP"), a limited partner of the Partnership. See "Principal Stockholders." In the event that the limited partners of the Partnership receive a specified minimum investment return, RJP, and, as a result Messrs.
Pietrafesa, will be allocated by the Partnership certain shares of Class B Common Stock and/or other property that would otherwise be allocated to the other limited partners. The agreement of limited partnership of the Partnership contains similar provisions in favor of the General Partner, which is owned by Mr. Cohen. None of the foregoing provisions require that we issue additional shares of Class A or Class B Common Stock or other securities of any kind.

We lease a retail store facility in Syracuse, New York from Robert D. Pietrafesa and Richard C. Pietrafesa, uncle and father, respectively, of our President and Chief Executive Officer, under a 10-year lease expiring in 2007 requiring rental payments totaling $145,000 per year. A portion of this retail store facility is subleased to a third party. The sublease will expire in 2000 and provides minimum rental income of $30,000 per year.

We source certain customer orders (including a substantial volume of the aggregate orders for Jos.A.Bank) with an affiliate, SourceOne. SourceOne is owned by the General Partner. SourceOne operates two manufacturing facilities in Baltimore, Maryland of 54,000 and 125,000 square feet. SourceOne leases (directly and through a sublease) these facilities from Jos.A.Bank. All production performed for us by SourceOne is performed on a "cost" basis, without mark-up. None of our employees receive compensation from SourceOne.

Morgan Schiff, an affiliate of the General Partner, provides financial advisory and strategic consulting under an agreement requiring monthly retainer payments of $25,000. The agreement also requires us to pay certain fees to Morgan Schiff when we consummate various acquisition, capital raising and financing transactions. The agreement may be terminated annually by either party upon 30 days notice. Morgan Schiff has waived all retainer payments otherwise payable to it for financial advisory services for 1996, 1997 and 1998, as well as all fees associated with the Acquisitions.

In April 1998, the Partnership made a distribution of $207,000 to its partners in accordance with the Partnership's Agreement of Limited Partnership dated January 1, 1996, for the payment of income taxes incurred by such partners on the portion of Partnership income attributable to their respective interests during 1997. In April 1999, we will make a distribution of $1.5 million to the Partnership in order to cover the tax distribution to be made by the Partnership to its partners in accordance with such partnership agreement for the payment of income taxes incurred by such partners on the portion of Partnership income attributable to their respective interests during the period from January 1, 1998 through September 30, 1998. The distribution described above will not be paid from the proceeds of the Offering.

We reimburse on a per-flight basis certain operating expenses of an aircraft owned by Twins, Inc., a corporation owned by our President and Chief Executive Officer. We use this aircraft on a regularly scheduled, weekly basis to fly staff to production meetings in New York City, as well as for customer and contractor visits. Such reimbursements amounted to $225,000, $223,000 and $454,000 for the years ended December 31, 1996, 1997 and 1998, respectively.


We believe that each of the affiliate transactions described above are on terms no less favorable than would be generally available to us from unaffiliated third parties. After the closing of the Offering, all related party transactions will be approved by our independent, disinterested directors.

See also "Management," "Principal Stockholders" and "Underwriting."

                             PRINCIPAL STOCKHOLDERS

The table below sets forth certain information as of ____________, 1999 regarding the beneficial ownership of Class A Common Stock and Class B Common Stock as well as the percentage ownership of all our capital stock (Class A Common Stock and Class B Common Stock). Information is provided as to each of our Directors, the Named Executive Officers, each person we know to own beneficially more than 5% of the outstanding shares of Class A Common Stock or Class B Common Stock and all of our Directors and executive officers as a group. Except as noted below, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                              Shares of Class A               Shares of Class B       Percentage of Class
                                                Common Stock                   Common Stock(1)              A and
Name and Address                        ---------------------------        ----------------------      Class B Common
of Beneficial Owner                         Number       Percentage        Number      Percentage          Stock(2)
-----------------------------------     ------------  -------------        --------  ------------     -----------------
MS Pietrafesa, L.P.(3)(4) .........                                                      100%
MSJP, L.P..........................
MS Pietrafesa Acquisition
Corporation........................                                                      100%
Phillip Ean Cohen..................                                                      100%
350 Park Avenue, 8th Floor
New York, NY  10022

Richard C. Pietrafesa, Jr.(5)(6)...
Joseph J. Pietrafesa II............
RJP Investments Assoc., L.P........
7400 Morgan Road
Liverpool, NY  13090

Sterling B. Brinkley, Jr. (6) .....
350 Park Avenue, 8th Floor
New York, NY  10022

Mark C. Pickup.....................
6734 Corte Segunda
Martinez, CA  94553

Robert J. Bennett..................
M&T Bank Corp.
101 South Salina Street
Syracuse, NY 13202

David J. Hare, Sr..................
Ghurka International
300 Wilson Avenue
Norwalk, CT 06854

Ross W. Stefano....................
30 The Orchard
Fayetteville, NY 13066

All executive officers and
directors as a group (eight
persons)(7)........................

-------------------------
(1) Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

(2)  Based upon         shares of Class A Common Stock outstanding immediately
     following the Offering and        shares of Class B Common Stock
     outstanding prior to and immediately following the Offering.

(3) MSJP, L.P., a limited partner of the Partnership, indirectly owns shares of Class B Common Stock through its ownership of a limited partnership interest in the Partnership. MSJP, L.P. has no right to vote or to direct the disposition of these shares.

(4) MS Pietrafesa Acquisition Corporation is the general partner of the Partnership and has the sole right to vote the shares of Class B Common Stock and to direct their disposition. Mr. Cohen is the sole stockholder of MS Pietrafesa Acquisition Corporation. See "Risk Factors-- The Interests of our Controlling Shareholder may Conflict with our Interests; Anti-Takeover Impact of Concentration of Voting Power."

(5) RJP Investments Assoc., L.P., a limited partner of the Partnership ("RJP"), indirectly owns shares of Class B Common Stock through its ownership of a limited partnership interest in the Partnership. RJP Investments Assoc., L.P. has no right to vote or to direct the disposition of these shares. Richard C. Pietrafesa, Jr. and Joseph J. Pietrafesa II are the limited partners of RJP Investments Assoc., L.P. Excludes additional shares of Class B Common Stock that RJP is entitled to receive in certain circumstances under the agreement of limited partnership of the Partnership. See "Certain Relationship and Related Transactions."

(6) Shares of Class B Common Stock indicated as beneficially owned by Mr. Brinkley are owned indirectly through his ownership of limited partnership interests in MSJP, L.P. In addition, some of the shares of Class B Common Stock beneficially owned by Richard C. Pietrafesa, Jr., are beneficially owned indirectly through the ownership of limited partnership interests in MSJP, L.P. and RJP investments Assoc., L.P. Such individuals have no right to vote or to direct the disposition of these shares.

(7) Includes shares of Class B Common Stock indicated as beneficially owned by Richard C. Pietrafesa, Jr., Joseph J. Pietrafesa II and Mr. Brinkley and Thomas A. Minkstein through indirect and direct ownership of limited partnership interests in the Partnership and, in the case of Richard C. Pietrafesa, Jr., and Joseph J. Pietrafesa II, also through RJP Investments Assoc., L.P.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

The following summary of certain provisions of our capital stock describes all material provisions, but does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation (the "Certificate of Incorporation") and By-laws (the "By-laws") that are included as exhibits to the Registration Statement of which this prospectus is a part and by the provisions of applicable law.

We have filed our Certificate of Incorporation to (1) authorize 5,000,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock and 5,000,000 shares of Preferred Stock; and (2) set forth the rights and privileges of the Class A Common Stock, Class B Common Stock and Preferred Stock as described below. Upon completion of the Offering, shares of Class A Common Stock, shares of Class B Common Stock and no shares of Preferred Stock will be issued and outstanding. The discussion herein describes our capital stock, the Certificate of Incorporation and the By-laws in effect upon effectiveness of the Registration Statement of which this prospectus is a part.

CLASS A AND CLASS B COMMON STOCK

The holders of shares of Class A Common Stock and Class B Common Stock have identical rights and privileges on a per share basis, except as set forth below. The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interest in or other subscription rights for our other securities. Shares of Common Stock are not redeemable or subject to further calls or assessments. The shares of Common Stock to be outstanding after the Offering, including the shares of Class A Common Stock to be issued hereby, when paid for and issued, will be fully paid and non-assessable. Holders of shares of Common Stock are entitled to share pro rata in dividends, if any, as may be declared by the Board out of funds legally available therefor; provided, however, that any dividend upon the Common Stock that is payable in Common Stock shall be paid only in Class A Common Stock to the holders of Class A Common Stock, but is payable in Class A or Class B Common Stock to the holders of Class B Common Stock. Upon our liquidation, dissolution and winding up, holders of shares of Common Stock are entitled to share ratably in the net assets available for distribution to such holders. The consent of the holder or holders of a majority of the Class B Common Stock is required to authorize the issuance of additional Class B Common Stock.

Limited Voting Rights. The holders of Class A Common Stock have the right as a class to elect that minimum number of directors constituting 25% of the members of the Board (rounding the number of such directors to the next highest whole number if such percentage is not equal to a whole number of directors), which presently represents two of the six directors. Directors elected by the holders of Class A Common Stock will first be elected at the annual meeting of stockholders to be held in 1999.

Except as stated above and as otherwise required by the laws of the State of Delaware, holders of shares of Class A Common Stock have no voting rights; provided, however, that from and after the time that all of the outstanding shares of Class B Common Stock are converted into shares of Class A Common Stock or are otherwise no longer outstanding, the holders of Class A Common Stock will be entitled to vote on all matters submitted to a vote of the stockholders and will be entitled to one vote per share held. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders. The Certificate of Incorporation does not provide for cumulative voting. Because sole voting power has been granted to the Class B Common Stock, except as stated above and as otherwise required by the laws of the State of Delaware, substantially all corporate actions can be taken without any vote by the holders of the Class A Common Stock including, without limitation: amending the Certificate of Incorporation or By-laws (including authorizing the issuance of additional shares of Class A Common Stock); authorizing stock options, restricted stock and other compensation plans for employees, executives and directors; authorizing a merger or disposition or change in control; approving indemnification of our directors, officers and employees (and related parties); and approving conflict of interest transactions involving our affiliates which are approved by our disinterested directors. The holders of the outstanding shares of Class A Common Stock will be entitled, however, to vote as a class upon any proposed amendment to the Certificate of Incorporation which would increase or decrease the par value of the shares of Class A Common Stock, or alter or change the powers, preferences or special rights of the shares of the Class A Common Stock so as to affect them adversely. See "Risk Factors-- The Interests of our Controlling Shareholder may Conflict with our Interests; Anti-Takeover Impact of Concentration of Voting Power."

All of the shares of the Class B Common Stock are owned by the Partnership and can be voted by the General Partner, which is wholly-owned by Mr. Cohen. See "Principal Stockholders" and "Underwriting."

Conversion Rights. At the option of any holder of shares of Class B Common Stock, such holder may, at any time and from time to time, convert all or part of such holder's shares of Class B Common Stock into an equal number of shares of Class A Common Stock. The shares of Class B Common Stock are also subject to mandatory conversion into an equal number of shares of Class A Common Stock, in whole or in part, at any time and from time to time, at the option of the holder or holders of a majority of the outstanding shares of Class B Common Stock. If, and only if, all the outstanding shares of Class B Common Stock converted into Class A Common Stock or are otherwise no longer outstanding, the holders of the Class A Common Stock will have general voting power in the election of all members of the Board and in all other matters upon which our stockholders are entitled to vote. Holders of shares of Class A Common Stock have no right to convert Class A Common Stock into any of our other securities.

PREFERRED STOCK

Our Certificate of Incorporation authorizes 5,000,000 shares of Preferred Stock. Upon the affirmative vote or the written consent of the holders of a majority of the outstanding shares of Class B Common Stock, shares of Preferred Stock may be issued in one or more series. Each such series will have such distinctive designation as stated in resolutions adopted by the Board. Authority is expressly vested in the Board to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series, without further vote or action by the stockholders. The Preferred Stock may be granted voting powers provided, however that (1) so long as any Class B Common Stock is outstanding, the holders of the Class B Common Stock will always have the absolute right to elect a majority of the Board and (2) if voting powers are granted, the holders of shares of Preferred Stock will be entitled to vote together with the holders of the Class A Common Stock as a class on all matters on which holders of Class A Common Stock are entitled to vote. At present, we have no plans to issue any shares of the Preferred Stock.

INDEMNIFICATION AND LIMITATION OF LIABILITY

The Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law as currently or hereafter in effect. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as a director, except for liability (1) for breach of their duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware (the "DGCL"); or (4) for any transaction from which the director derives an improper personal benefit.

The Certificate of Incorporation provides for the mandatory indemnification of, and advancement of expenses to our directors and officers.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

We are subject to Section 203 of the DGCL, which prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions); or (3) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

The disproportionate voting rights between the Class A Common Stock and the Class B Common Stock and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control. See "Risk Factors--The Interests of our Controlling Shareholder may Conflict with our Interests; Anti-Takeover Impact of Concentration of Voting Power."

TRANSFER AGENT

The transfer agent and registrar for the Class A Common Stock is               .

                         SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the Offering, we will have a total of shares of Class A Common Stock and shares of Class B Common Stock outstanding. All shares of Class A Common Stock sold in the Offering will be freely tradable by persons other than our "affiliates" without restriction under the Securities Act. All other shares of Class A Common Stock and all shares of Class B Common Stock, and any shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock, will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least one year, including a person who may be deemed our affiliate, is entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of 1% of the then-outstanding shares of our Class A Common Stock or the average weekly trading volume of the Class A Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate and has not been such at any time during the 90 days preceding a sale, and who has beneficially owned "restricted" shares for at least two years, would be entitled to sell such shares immediately following the Offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the
transfer agent,     , may require an opinion of counsel that a proposed sale of
"restricted" shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares. Such opinion would be provided by and at the cost of the transferor.

Our officers and directors and certain other stockholders have agreed pursuant to the underwriting agreement and other agreements that they will not sell any shares of our capital stock, either publicly or privately, without the prior
consent of the representatives of the underwriters for a period of      days
from the date of this prospectus (the "Lock-Up Period"). See "Underwriting."

The Partnership has offered its limited partners the right to withdraw from the Partnership under the Amended and Restated Agreement of Limited Partnership dated as of January 1, 1996 (the "Limited Partnership Agreement") and receive a distribution of Class A Common Stock (a "Withdrawal Election"). Such Withdrawal Election may be made at any time between the consummation of the Offering and 14 days before the expiration of the Lock-Up Period. The Withdrawal Election will be effective at the end of the month in which the Lock-Up Period expires. The shares acquired through a limited partner's Withdrawal Election will be subject to the resale limitations under Rule 144.

Limited partners making a Withdrawal Election will generally be deemed to have held the shares of Class A Common Stock distributed to them from the date they acquired their partnership interest. Accordingly, original investors in the Partnership will be entitled to sell such shares pursuant to the volume and other limitation of Rule 144 immediately upon distribution of such shares from the Partnership.

Prior to the Offering, there has been no public market for either class of our Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of additional shares of our Common Stock or our other securities, or the development of a public trading market for the Class B Common Stock, will have on the market price of the Class A Common Stock. Nevertheless, sales of substantial amounts of shares of Class A Common Stock in the public market, the perception that such sales could occur, the development of a public trading market for the Class B Common Stock or the issuance of other securities, could adversely affect the market price of the Class A Common Stock and could impair our future ability to raise capital through an offering of our equity securities.

                                  UNDERWRITING

Subject to the terms of an Underwriting Agreement among Janney Montgomery Scott Inc., EVEREN Securities, Inc., First Security Van Kasper, Morgan Schiff & Co., Inc., as representatives of the underwriters (the "Representatives") and us, the underwriters have each severally agreed to purchase from us and we have agreed to sell to the underwriters the number of shares of Class A Common Stock set forth opposite their respective names below. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

Underwriter                                                    Number of Shares
-----------                                                    ----------------
Janney Montgomery Scott Inc. ...............................
EVEREN Securities, Inc. ....................................
First Security Van Kasper ..................................
Morgan Schiff & Co., Inc. ..................................


                                                               ----------------
         Total..............................................
                                                               ================

The Underwriting Agreement provides that obligations of the underwriters to pay for and accept delivery of the Class A Common Stock are subject to the approval of certain conditions. The underwriters are obligated to take and pay for all of the shares of the Class A Common Stock offered by this prospectus (other than shares of Class A Common Stock covered by the over-allotment option described below) if any shares are taken.

The underwriters propose to offer the shares of Class A Common Stock to the public initially at the offering price per share shown on the cover page of this prospectus and to certain dealers at such price, less a concession not in
excess of $         per share. The underwriters may allow, and such dealers may
reallow, a concession not in excess of $         per share to certain other
dealers. After this Offering of the Class A Common Stock, the public offering price and the concessions may be changed by the Representatives.

In addition to the discounts and commissions shown on the cover page of this prospectus, we will pay to Janney Montgomery Scott Inc. a financial advisory fee of $100,000 upon completion of the Offering.

We have granted to the underwriters an option for 30 days after the date of this prospectus to purchase up to additional shares of Class A Common Stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise the option only to cover over-allotments in the sale of the shares of Class A Common Stock offered by this prospectus. To the extent the underwriters exercise this option, each of the underwriters has a firm commitment, subject to certain conditions, to purchase a number of the additional shares of Class A Common Stock proportionate to such underwriter's initial commitment as indicated in the preceding table.

In connection with this Offering and in compliance with applicable securities laws, the underwriters may over-allot (i.e., sell more shares of Class A Common Stock than is shown on the cover page of this prospectus) and may effect transactions on the Nasdaq National Market which stabilize, maintain or otherwise affect the market price of the Class A Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Class A Common Stock or effecting purchases of the Class A Common Stock for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock or for the purpose of reducing a short position created in connection with the Offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases. The underwriters are not required to engage in any of these activities and if the underwriters commence any of these activities, they may discontinue them at any time.

We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transaction described above may have on the price of the Class A Common Stock. In addition, we and the underwriters make no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The underwriters do not intend to confirm sales of the Class A Common Stock to any accounts over which they exercise discretionary authority.

Our directors, executive officers and certain indirect owners of the Class B Common Stock have agreed that they will not, directly or indirectly, sell or otherwise dispose of any Class A Common Stock or Class B Common Stock for a period of days after the completion of this Offering, without Janney Montgomery Scott Inc.'s prior written consent. Together, this group indirectly owns, prior
to the Offering, approximately    % of the outstanding shares of the Class B
Common Stock.

We have agreed to indemnify the underwriters and persons who control the underwriters against, or contribute to losses arising out of, certain liabilities that may be incurred in connection with this Offering, including liabilities under the Securities Act of 1933, as amended.

Morgan Schiff, one of the underwriters, is an affiliate of ours. Therefore, the Offering is being conducted in accordance with the provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720 requires that the initial public offering price of the shares be no higher than the price recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Janney Montgomery Scott Inc. is assuming the responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. The price of the shares will be no higher than the price recommended by Janney Montgomery Scott Inc.

There is no established trading market for the shares. The offering price for the shares has been determined through negotiations between us and the Representatives, based on the following factors:

o  Prevailing market conditions.
o  Our past and present operations.
o Market capitalizations and stages of development of other companies which we and the Representatives believe to be comparable to us.
o  An assessment of our management.
o The history of, and prospects for, our business and the industry in which it competes.
o  Our prospects for future earnings.

                                  LEGAL MATTERS

The validity of the Class A Common Stock offered hereby will be passed upon by Roberts, Sheridan & Kotel, a Professional Corporation, which firm provides legal services from time-to-time for Morgan Schiff and its affiliates. Certain legal matters will be passed upon for the underwriters by Klehr, Harrison, Harvey, Branzburg & Ellers LLP.


                                     EXPERTS

The Consolidated Financial Statements of Pietrafesa at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The Financial Statements of Components at December 31, 1997 and 1998, and for each of the two years in the period ended December 31, 1998 included elsewhere in this prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Lawrence B. Goodman & Co. P.A., independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon such report given upon their authority of such firm as experts in accounting and auditing.

The Financial Statements of Global at December 31, 1997 and 1998, and for each of the two years in the period ended December 31, 1998 included elsewhere in this prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Pasquale & Bowers, LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

We have filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Class A Common Stock being offered in the Offering. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to The Pietrafesa Corporation and the securities offered hereby, reference is made to the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected, without charge, at the Commission's regional office at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. In addition, copies of the Registration Statement may be obtained by mail at prescribed rates, from the Commission's Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Upon completion of the Offering, we will become subject to the informational requirements of the Exchange Act, and in accordance therewith will be required to file periodic reports and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities, regional offices and Web site referred to above.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by independent certified public accountants.

                   THE PIETRAFESA CORPORATION AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                       PAGE
                                                                                                       ----
PRO FORMA COMBINED FINANCIAL STATEMENTS
   Introduction to Pro Forma Combined Financial Statements..........................................    F-2
   Pro Forma Combined Financial Information as of and for the year ended December 31, 1998..........    F-3
   Notes to Pro Forma Combined Financial Statements.................................................    F-11

THE PIETRAFESA CORPORATION
   Report of Independent Auditors...................................................................    F-13
   Consolidated Balance Sheets at December 31, 1997 and 1998........................................    F-14
   Consolidated Statements of Operations for the years ended December 31, 1996, 1997 and 1998.......    F-16
   Consolidated Statements of Changes in Partners' Capital and
       Shareholder's Equity for the years ended December 31, 1996, 1997 and 1998....................    F-18
   Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998.......    F-19
   Notes to Consolidated Financial Statements.......................................................    F-20

COMPONENTS BY JOHN McCOY, INC.
   Report of Independent Auditors...................................................................    F-27
   Balance Sheets at December 31, 1997 and 1998.....................................................    F-28
   Statements of Income and Retained Earnings for the years ended December 31, 1997 and 1998........    F-29
   Statements of Cash Flows for the years ended December 31, 1997 and 1998..........................    F-30
   Notes to Financial Statements....................................................................    F-31

GLOBAL SOURCING NETWORK, LTD.
   Independent Auditors' Report.....................................................................    F-34
   Balance Sheets as of December 31, 1997 and 1998..................................................    F-35
   Statements of Operations and Accumulated Deficit for the years ended December 31, 1997 and 1998..    F-36
   Statements of Cash Flows for the years ended December 31, 1997 and 1998..........................    F-37
   Notes to Financial Statements....................................................................    F-38


INTRODUCTION TO PRO FORMA COMBINED FINANCIAL STATEMENTS

The following pro forma combined financial statements give effect to The Pietrafesa Corporation's acquisition of the Acquired Businesses. The pro forma combined, as adjusted financial statements also give effect to the Offering and application of the net proceeds as described under "Use of Proceeds." The pro forma combined financial statements are based on the historical financial statements of Pietrafesa and the Acquired Businesses and certain assumptions set forth below and in the notes the pro forma combined financial statements. Because the closing of the Offering is conditioned on the simultaneous or prior closing of the acquisition of all of the Acquired Businesses, the pro forma combined financial statements do not include separate pro forma financial statements for the Company and each Acquired Business.

The pro forma combined, as adjusted balance sheets give effect to the combination of Pietrafesa with the Acquired Businesses and the Offering as if they had occurred on December 31, 1998. The pro forma combined, as adjusted statements of operations for the year ended December 31, 1998 give effect to the combination of Pietrafesa with the Acquired Businesses as if all such acquisitions and the Offering had occurred on January 1, 1998.

The pro forma combined financial statements for the year ended December 31, 1998 includes the audited financial information of Pietrafesa, DAG, Global and Components for the year ended December 31, 1998.

Pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data presented herein are not necessarily indicative of the results we would have obtained had such events occurred at the beginning of the period, as assumed, or of our future results. The pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

                     Pro Forma Statement of Operations Data

                          Year Ended December 31, 1998

                                 (In thousands)


                                                                                                                       Total
                                                             Pietrafesa     Components        Global        DAG       Combined
                                                            ------------- --------------- --------------- --------- -------------

STATEMENT OF OPERATIONS DATA:

Total revenues                                                   $ 56,763         $19,993       $18,062     $2,633       $97,451
Cost of sales                                                      47,062          15,007        16,768      1,590        80,427
                                                                 --------         -------       -------     ------       -------
Gross profit                                                        9,701           4,986         1,294      1,043        17,024
                                                                 --------         -------       -------     ------       -------
Operating expenses:
  Selling, general and administrative expenses
                                                                    5,536           3,107         1,390        765        10,798
  Depreciation and amortization expenses                              222               1             4          3           230
                                                                 --------         -------       -------     ------       -------
                                                                    5,758           3,108         1,394        768        11,028
                                                                 --------         -------       -------     ------       -------
Operating income (loss)                                             3,943           1,878          (100)       275         5,996
Interest expense                                                    1,209             293            --          1         1,503
Public offering costs                                                 823              --            --         --           823
                                                                 --------         -------       -------     ------       -------
Income (loss) before income taxes                                   1,911           1,585          (100)       274         3,670

Provision for income taxes                                            514             158           (46)        24           650
                                                                 --------         -------       -------     ------       -------
Net income (loss)                                                 $ 1,397         $ 1,427       $   (54)    $  250       $ 3,020
                                                                  =======         =======       ========    ======       =======

                    PRO FORMA COMBINED FINANCIAL INFORMATION

                     Pro Forma Statement of Operations Data

                          Year Ended December 31, 1998

                                 (In thousands)


                                                      Company Pro      Acquisition                                   Pro Forma
                                                         Forma          Pro Forma     Pro Forma       Offering        Combined,
                                                      Adjustments      Adjustments     Combined     Adjustments     As Adjusted
                                                      -----------      -----------    ---------     -----------     -----------

STATEMENT OF OPERATIONS DATA:
Total revenues                                             $ --          $    --       $97,451        $    --          $97,451
Cost of sales                                                --               --        80,427             --           80,427
                                                           ----          -------       -------        -------          -------
Gross profit                                                  0                0        17,024              0           17,024
Operating expenses:
  Selling, general and administrative expenses
                                                             --           (1,621)A       9,177            331 E          9,508
  Depreciation and amortization expenses                     --              577 B         807             --              807
                                                           ----          -------       -------        -------          -------
                                                              0           (1,044)        9,984            331           10,315
                                                           ----          -------       -------        -------          -------
Operating income (loss)                                       0            1,044         7,040           (331)           6,709
Interest expense                                             --               --         1,503         (1,437)F             66
Public offering costs                                      (823)C             --            --             --               --
                                                           ----          -------       -------        -------          -------
Income (loss) before income taxes                          (823)           1,044         5,537          1,106            6,643

Provision for income taxes                                  580 D            985 D       2,215            442 D          2,657
                                                           ----          -------       -------        -------          -------
Net income (loss)                                          $243          $    59       $ 3,322        $   664          $ 3,986
                                                           ====          =======       =======        =======          =======

                    PRO FORMA COMBINED FINANCIAL INFORMATION

                          Pro Forma Balance Sheet Data

                                December 31, 1998

                                 (In thousands)


                                                                                                                     Total
                                                     Pietrafesa      Components        Global          DAG          Combined
                                                   --------------- ---------------- ------------- -------------- ---------------

Balance Sheet Data:

Assets
     Current assets
       Cash                                                $   14           $   45        $  154         $  211          $  424
       Accounts receivable                                  7,967            4,463            19            252          12,701
       Inventories                                         13,117            2,311           908          1,047          17,383
       Prepaid expenses and other assets                    1,131               --            57            204           1,392
                                                          -------           ------        ------         ------         -------
     Total current assets                                  22,229            6,819         1,138          1,714          31,900

Property, plant and equipment, net                          6,586              181            10             13           6,790
Goodwill                                                       --               --            --             --              --
Other assets                                                  560               28            --              9             597
                                                          -------           ------        ------         ------         -------
Total assets                                               29,375            7,028         1,148          1,736          39,287
                                                          =======           ======        ======         ======         =======

Liabilities and stockholders'
equity
     Current liabilities
       Credit facility                                         --            2,462            --            150           2,612
       Account payable                                      7,893            2,459         1,026          1,049          12,427
       Other current liabilities                            3,054               49           229             71           3,403
       Tax distribution payable to partner                  1,516               --            --             --           1,516
       Current maturities of long-term debt                   527               --            --             --             527
                                                          -------           ------        ------         ------         -------
     Total current liabilities                             12,990            4,970         1,255          1,270          20,485

Deferred tax liability                                      1,441               --            --             --           1,441

Long-term debt, net of current maturities                  12,561               --            --             --          12,561

Stockholders' equity
     Common stock                                              --              300             1             --             301
     Additional paid in capital                             2,941               --            --             --           2,941
     Retained earnings                                       (558)           1,758          (108)           466           1,558
                                                          -------           ------        ------         ------         -------
Total stockholders' equity                                  2,383            2,058          (107)           466           4,800
                                                          -------           ------        ------         ------         -------
Total liabilities and
stockholders equity                                       $29,375           $7,028        $1,148         $1,736         $39,287
                                                          =======           ======        ======         ======         =======

                    PRO FORMA COMBINED FINANCIAL INFORMATION

                          Pro Forma Balance Sheet Data

                                December 31, 1998

                                 (In thousands)

                                                      Company Pro       Acquisition                                    Pro Forma
                                                         Forma           Pro Forma     Pro Forma      Offering         Combined,
                                                      Adjustments       Adjustments     Combined     Adjustments      As Adjusted
                                                      -----------       -----------    ----------    -----------      -----------

Balance Sheet Data:

Assets
     Current assets
       Cash                                                 $ 243G         $  636 G     $ 1,303        $21,835 J         $23,138
       Accounts receivable                                     --              --        12,701             --            12,701
       Inventories                                             --              --        17,383             --            17,383
       Prepaid expenses and other assets                       --              --         1,392             --             1,392
                                                            -----          ------       -------        -------           -------
     Total current assets                                     243              __        32,779         21,835            54,614

Property, plant and equipment, net                             --              --         6,790             --             6,790
Goodwill                                                       --           6,286 H       6,286             --             6,286
Other assets                                                   --              --           597             --               597
                                                            -----          ------       -------        -------           -------
Total assets                                                  243           6,922        46,452         21,835            68,287
                                                            =====          ======       =======        =======           =======

Liabilities and stockholders'
equity
     Current liabilities
       Credit facility                                         --              --         2,612         (2,612)K             --
       Account payable                                         --              --        12,427             --            12,427
       Other current liabilities                               --           1,200 H       4,603         (1,200)K           3,403
       Tax distribution payable to partner                     --              --         1,516             --             1,516
       Current maturities of long-term debt                    --              --           527           (376)K             151
                                                            -----          ------       -------        -------           -------
     Total current liabilities                                  0           1,200        21,685         (4,188)           17,497

Deferred tax liability                                         --              --         1,441             --             1,441

Long-term debt, net of current maturities                      --           7,542 M      20,103        (19,641)K            462

Stockholders' equity
     Common stock                                              --            (301)I          --             --                --
     Additional paid in capital                                --              --         2,941         45,000J           47,941
     Retained earnings                                        243G         (1,519)I         282            664G              946
                                                            -----          ------       -------        -------           -------
Total stockholders' equity                                    243          (1,820)        3,223         45,664            48,887
                                                            -----          ------       -------        -------           -------
Total liabilities and
stockholders equity                                          $243          $6,922       $46,452        $21,835           $68,287
                                                            =====          ======       =======        =======           =======

                    PRO FORMA COMBINED FINANCIAL INFORMATION

                          Statements of Cash Flow Data

                          Year Ended December 31, 1998

                                 (In thousands)

                                                                                                                       Total
                                                            Pietrafesa       Components    Global        DAG         Combined
                                                            ----------       ----------    ------        ---         --------
CASH FLOW Data:

Operating Activities
Net income (loss)                                            $  1,397          $1,428       $(54)      $   250       $  3,021
Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
       Depreciation and amortization                              788               1          4             3            796
       Bad debts                                                   --              --        149            --            149
       Provision for doubtful accounts                             10              --         --            --             10
       Loss on fixed asset disposals                               16              --         --            --             16
       Deferred income taxes                                      503              --        (47)           --            456
       Offset of amounts due shareholder                           --              --        116            --            116
       Changes in operating asset and liabilities
          Accounts receivable                                  (3,911)           (751)       260           139         (4,263)
          Inventories and prepaid expenses                     (4,847)         (1,482)      (902)       (1,258)        (8,489)
          Accounts payable and accrued expenses                 4,649             769        582         1,016          7,016
                                                             --------          ------       ----       -------       --------
Net cash provided by (used in) operating activities            (1,395)            (35)       108           150         (1,172)

Investing activities
Purchases of property, plant and equipment                       (592)           (178)        (4)          (16)          (790)
(Increase) decrease in intangible asset                            --              --         --            --              0
Proceeds from disposal of fixed assets                             29              --         --            --             29
Acquisitions, net of cash acquired                                 --              --         --            --              0
Advances on note receivable                                        --              --        (90)           --            (90)
                                                             --------          ------       ----       -------       --------
Net cash provided by (used in ) investing activities             (563)           (178)       (94)          (16)          (851)

Financing activities
Proceeds under credit facility                                 46,639             392         --           150         47,181
Repayment of credit facility                                  (43,348)             --         --            --        (43,348)
Proceeds of long term debt                                      1,115              --         --            --          1,115
Principal payments on long-term debt                             (596)             --         --            --           (596)
Payment of debt issuance costs                                    (77)             --         --            --            (77)
Principal payments under capital lease obligations                (41)             --         --            --            (41)
Net proceeds from issuance of common stock                         --              --         --            --              0
Proceeds from related party                                        --              --         55            --             55
Payment to related party                                           --            (143)        --            --           (143)
Partners'/Shareholders' tax distributions paid                 (1,723)             --         --           (82)        (1,805)
                                                             --------          ------       ----       -------       --------
Net cash (used in) provided by financing activities             1,969             249         55            68          2,341
                                                             --------          ------       ----       -------       --------
(Decrease) increase in cash                                        11              36         69           202            318

Cash at beginning of period                                         3               9         85             9            106
                                                             ========          ======       ====       =======       ========
Cash at end of period                                        $     14          $   45       $154       $   211       $    424
                                                             ========          ======       ====       =======       ========

                    PRO FORMA COMBINED FINANCIAL INFORMATION

                          Statements of Cash Flow Data

                          Year Ended December 31, 1998

                                                                                                              Acqui-
                                                        Company Pro    Acquisition                            sition     Pro Forma
                                                           Forma        Pro Forma   Pro Forma                 Adjust-     Combined,
                                                         Adjustment    Adjustments  Combined       Offering    ments    As Adjusted
                                                         ----------    -----------  ---------      --------   -------   -----------
                                                                                    (In thousands)
CASH FLOW Data (Cont.):

Operating Activities
Net income (loss)                                            $243        $    59 G  $  3,323        $   664 G $  --        $ 3.987
Adjustments to reconcile net income (loss) to net
    cash provided by operating activities
       Depreciation and amortization                           --            577 B     1,373             --       --          1,373
       Bad debts                                               --             --         149             --       --            149
       Provision for doubtful accounts                         --             --          10             --       --             10
       Loss on fixed asset disposals                           --             --          16             --       --             16
       Deferred income taxes                                   --             --         456             --       --            456
       Offset of amounts due shareholder                       --             --         116             --       --            116
       Changes in operating asset and liabilities
          Accounts receivable                                  --             --      (4,263)            --   (4,453)L       (8,716)
          Inventories and prepaid expenses                     --             --      (8,489)            --     (889)L       (9,378)
          Accounts payable and accrued expenses                --             --       7,016             --     4,591L       11,607
                                                             ----        -------    --------        -------   ------        -------
Net cash provided by (used in) operating activities           243            636        (293)           664     (751)          (380)

Investing activities
Purchases of property, plant and equipment                     --             --        (790)            --       --           (790)
(Increase) decrease in intangible asset                        --             --           --            --      751 L          751
Proceeds from disposal of fixed assets                         --             --          29             --       --             29
Acquisitions, net of cash acquired                             --         (9,082)H    (9,082)            --       --         (9,082)
Advances on note receivable                                    --             --         (90)            --       --            (90)
Repayment on note receivable                                   --             --          --             --       --             --
                                                             ----        -------    --------        -------   ------        -------
Net cash provided by (used in ) investing activities            0         (9,082)     (9,933)             0      751         (9,182)

Financing activities
Proceeds under credit facility                                 --             --      47,181             --       --         47,181
Repayment of credit facility                                   --             --     (43,348)        (2,612)K     --        (45,960)
Proceeds of long term debt                                     --          9,082 H    10,197             --       --         10,197
Principal payments on long-term debt                           --             --        (596)       (21,217)K     --        (21,813)
Payment of debt issuance costs                                 --             --         (77)            --       --            (77)
Principal payments under capital lease obligations             --             --         (41)            --       --            (41)
Net proceeds from issuance of common stock                     --             --          --         45,000J      --         45,000
Proceeds from related party                                    --             --          55             --       --             55
Payment to related party                                       --             --        (143)            --       --           (143)
Partners'/Shareholders' tax distributions paid                 --             --      (1,805)            --       --         (1,805)
                                                             ----        -------    --------        -------   ------        -------
Net cash (used in) provided by financing activities             0          9,082      11,423         21,171       --         32,594
                                                             ----        -------    --------        -------   ------        -------
(Decrease) increase in cash                                   243            636       1,197         21,835        0         23,032

Cash at beginning of period                                     0             --         106             --       --            106
                                                             ----        -------    --------        -------   ------        -------
Cash at end of period                                        $243        $   636    $  1,303        $21,835   $    0        $23,138
                                                             ====        =======    ========        =======   ======        =======

                    PRO FORMA COMBINED FINANCIAL INFORMATION

                          Year Ended December 31, 1998

                                 (In thousands)





                                                                                                                         Total
                                                     Pietrafesa           Components        Global          DAG        Combined
                                                     ----------           ----------        ------          ---        --------

OTHER Data:

EBITDA                                                 $ 4,731               $1,879         $  (96)        $  278         $ 6,792

Capital expenditures                                       592                  178              4            16             790

Cash flow information:
    Operating cash flows                                (1,395)                 (35)           108           150          (1,172)
    Investing cash flows                                  (563)                (178)           (94)          (16)           (851)
    Financial cash flows                                 1,969                  248             55            68           2,341

Balance Sheet Data:

Working capital                                          9,239                1,849           (117)          444          11,415
Total assets                                            29,375                7,028          1,148         1,736          39,287
Total long-term debt, net of current maturities         12,561                   --             --            --          12,561

Current maturities                                         527                2,462             --           150           3,139
                                                       -------               ======         ======        ======         =======
Total debt                                             $13,088               $2,462         $    0        $  150         $15,700
                                                       =======               ======         ======        ======         =======

                    PRO FORMA COMBINED FINANCIAL INFORMATION

                          Year Ended December 31, 1998

                                 (In thousands)





                                    Company Pro     Acquisition                                                     Pro Forma
                                       Forma         Pro Forma         Pro Forma     Offering        Acquisition      Combined,
                                    Adjustments     Adjustments        Combined     Adjustments      Adjustments    As Adjusted
                                   ------------     -----------        ---------    -----------      -----------    -----------
OTHER Data (Cont.):

EBITDA                                  $ --           $1,621           $ 8,413       $   (331)                       $8,082

Capital expenditures                      --               --               790             --             --            790

Cash flow information:
    Operating cash flows                 243              636              (293)           664           (751)          (380)
    Investing cash flows                  --           (9,082)           (9,933)            --            751         (9,182)
    Financial cash flows                  --            9,082            11,423         21,171             --         32,594

Balance Sheet Data:

Working capital                          243             (564)           11,094         26,023                        37,117
Total assets                             243            6,922            46,452         21,835                        68,287
Total long-term debt, net of
  current maturities                      --            7,542            20,103        (19,641)                          462

Current maturities                        --               --             3,139         (2,988)                          151
                                        ----           ------           -------       --------           ----         ------
Total debt                              $  0           $7,542           $23,242       $(22,629)                       $  613
                                        ====           ======           =======       ========           ====         ======

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

A. Reflects (1) the elimination of $1.1 million of royalty and commissions expenses of Global, which expenses will not continue under the terms of the Global acquisition agreement, and (2) the reduction of $0.5 million of excess compensation incurred in 1998 over the maximum amount for the two former owners of DAG and Components under their respective acquisition agreements.

B. Gives effect to the amortization of goodwill that results from the acquisition of Components, Global and DAG as if the acquisitions occurred on January 1, 1998.

C. In 1998 we incurred costs related to a public offering that was delayed due to adverse market conditions. These costs have been charged off due to the extended delay of such offering. The pro forma adjustment assumes that these costs were not charged off.

D. We expect to incur federal and state income taxes at a combined effective rate of 40%. A pro forma adjustment was made to reflect this effective rate as the income of the combining companies was not all taxable in 1998 but would have been taxable had the transaction been consummated on January 1, 1998.

E. Gives effect to additional expenses we will incur as a public company. Also includes a fee for unused availability under our Credit Facility that will result from the repayment of the Credit Facility with the proceeds from the Offering.

F. Reduction of interest expense resulting from repayment of debt with the proceeds from the Offering.

G.       Gives effect to the impact of the pro forma adjustments on net income.

H. Adjustments to reflect the purchase price associated with the Acquisitions are noted below. For purposes of the Pro Forma Statement of Operations, the Acquisitions are assumed to occur as of January 1, 1998. For purposes of the Pro Forma Balance Sheet, the Acquisitions are assumed to occur as of December 31, 1998. The portion of the consideration assigned to goodwill in each transaction represents the excess of the cost over the estimated fair value of the net assets acquired. The Company amortizes goodwill over periods ranging from 10 and 15 years.

                                 (In thousands)

                                                                                               Acquisition
                                                                                                Pro Forma
                                             Components         Global            DAG          Adjustments
                                          ----------------- --------------- ---------------- ----------------
Goodwill for
Statement of Operations:
Cash portion                                  $ 4,695           $ 1,400         $   800          $ 6,895
Sellers' notes                                      0               800             400            1,200
                                              -------           -------         -------          -------
Purchase price                                  4,695             2,200           1,200            8,095
Plus: Liabilities assumed as of
   January 1, 1998                              3,810               673             108            4,591
Less: Fair value of assets as of
   January 1, 1998                              4,585               619             428            5,632
Plus: Acquisition costs                           350               350             350            1,050
Plus: Purchase price adjustments                  (10)              (53)              0              (63)
                                              -------           -------         -------          -------
Goodwill acquired, as of January 1, 1998      $ 4,260           $ 2,551         $ 1,230          $ 8,041
                                              =======           =======         =======          =======

Pro forma amortization expense for 1998
                                              $   284           $   170         $   123          $   577
                                              =======           =======         =======          =======

Goodwill for Balance Sheet:
Cash portion                                  $ 4,695           $ 1,400         $   800          $ 6,895
Sellers' notes                                      0               800             400            1,200
                                              -------           -------         -------          -------
Purchase price                                  4,695             2,200           1,200            8,095
Plus: Liabilities assumed as of
    December 31, 1998                           4,970             1,255           1,270            7,495
Less: Fair value of assets as of
   December 31, 1998                            7,067             1,148           1,736            9,951
Plus: Acquisition costs                           350               350             350            1,050
Plus: Purchase price adjustments                  (85)             (107)           (211)            (403)
                                              =======           =======         =======          =======
Goodwill acquired, as of
   December 31, 1998                          $ 2,863           $ 2,550         $   873          $ 6,286
                                              =======           =======         =======          =======

I.       Reflects the elimination of equity of the Acquired Businesses.

J.       Reflects the assumed net proceeds of approximately $45 million from the
         Offering of approximately         million shares of Class A Common
         Stock at an assumed initial public offering price of $       per share.

K. Reflects our use of the proceeds from the Offering. See "Use of Proceeds" in the Registration Statement.

L. Reflects the balances of assets and liabilities of the Acquired Businesses as of January 1, 1998.

M. Gives effect to long-term debt incurred in order to fund the cash portion of the acquisition costs incurred prior to the consummation of the Offering.

                                                  Report of Independent Auditors


Board of Directors
The Pietrafesa Corporation

We have audited the accompanying consolidated balance sheets of The Pietrafesa Corporation (formerly MS Pietrafesa, L.P.) and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in partners' capital and shareholder's equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Pietrafesa Corporation at December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                 Ernst & Young LLP


Syracuse, New York
February 12, 1999, except as to Note 13
     as to which the date is ____ __, 1999


The foregoing report is in the form that will be signed upon the completion of the acquisition, offering and restatement of capital accounts described in Note 13 to the financial statements.


                                                 /s/  Ernst & Young LLP

Syracuse, New York
February 12, 1999

                           THE PIETRAFESA CORPORATION

                           Consolidated Balance Sheets



                                                                                        December 31
                                                                                -----------------------------
                                                                                     1997           1998
                                                                                -----------------------------
                                                                                       (In thousands)
Assets
Current assets:
    Cash                                                                                 $3             $14
    Accounts receivable, less allowance for doubtful accounts
       of $185 in 1997 and $327 in 1998                                               4,066           7,967
    Inventories:
       Finished goods                                                                 3,510           4,273
       Work-in-process                                                                1,902           3,865
       Raw materials                                                                  3,319           4,979
                                                                                    -------         -------
                                                                                      8,731          13,117
    Prepaid expenses                                                                    143             193
    Deferred Taxes                                                                       --             938
                                                                                    -------         -------
Total current assets                                                                 12,943          22,229

Property, plant, and equipment, at cost:
    Land                                                                                297             297
    Buildings and improvements                                                        3,157           3,215
    Machinery and equipment                                                           6,199           6,485
    Furniture and fixtures                                                              699             708
    Construction in progress                                                             --             290
                                                                                    -------         -------
                                                                                     10,352          10,995
    Accumulated depreciation                                                          3,806           4,409
                                                                                    -------         -------
                                                                                      6,546           6,586
Other assets                                                                            184             560
                                                                                    -------         -------
                                                                                    $19,673         $29,375
                                                                                    =======         =======

                           THE PIETRAFESA CORPORATION

                           Consolidated Balance Sheets



                                                                December 31
                                                           ---------------------
                                                             1997         1998
                                                           -------      --------
                                                               (In thousands)
Liabilities, partners' capital and shareholder's equity
Current liabilities:
    Accounts payable                                       $ 6,610      $ 7,893
    Other current liabilities                                1,204        3,054
    Tax distribution payable to partners                        --        1,516
    Current maturities of long-term debt                       487          527
                                                           -------      -------
Total current liabilities                                    8,301       12,990

Deferred tax liability                                          --        1,441

Long-term debt, net of current maturities                    8,663       12,561

Partners' capital and shareholder's equity:
    Partners' capital:
       General partner                                          27           --
       Limited partners                                      2,682           --
                                                           -------      -------
         Total partners' capital                             2,709           --

Shareholder's equity:
   Preferred stock, $.001 par value:
     Authorized shares -  5,000
     Issued shares - none
   Common stock, $.001 par value:
     Authorized shares - 5,000  Class A
                       - 10,000 Class B
     Issued shares - .1 Class B                                 --           --
   Additional paid-in capital                                   --        2,941
   Retained earnings (accumulated deficit)                      --         (558)
                                                           -------      -------
         Total shareholder's equity                                       2,383
                                                           -------      -------
                                                           $19,673      $29,375
                                                           =======      =======


See notes to consolidated financial statements.

                           THE PIETRAFESA CORPORATION

                      Consolidated Statements of Operations

                                                                                        Year ended December 31
                                                                                 -----------------------------------
                                                                                  1996          1997          1998
                                                                                 -------       -------       -------
                                                                                        (In thousands, except
                                                                                            per share data)

Net revenues                                                                     $44,000       $37,582       $56,763
Cost of sales                                                                     34,769        29,218        47,062
                                                                                 -------       -------       -------
Gross profit                                                                       9,231         8,364         9,701

Operating expenses:
     Selling, general, and administrative expenses                                 7,518         6,118         5,536
     Depreciation and amortization expense                                           165           151           222
                                                                                 -------       -------       -------
                                                                                   7,683         6,269         5,758
                                                                                 -------       -------       -------
Operating income                                                                   1,548         2,095         3,943

Interest expense                                                                   1,720         1,446         1,209
Public offering costs                                                                 --            --           823
                                                                                 -------       -------       -------
Income (loss) from continuing operations before income taxes                        (172)          649         1,911

Provision for income taxes                                                           --             --           514
                                                                                 -------       -------       -------
Income (loss) from continuing operations                                            (172)          649         1,397

Loss on disposal of discontinued operations                                         (321)          (93)            --
                                                                                 -------       -------       -------
Income (loss) before extraordinary item                                             (493)          556         1,397

Extraordinary item                                                                 3,350            --            --
                                                                                 -------       -------       -------
Net income                                                                       $ 2,857       $   556       $ 1,397
                                                                                 =======       =======       =======

Basic and diluted earnings per share:
     Income (loss) from continuing operations                                    $(1,720)      $ 6,490       $13,970
     Loss on discontinued operations                                              (3,210)         (930)           --

     Extraordinary item                                                           33,500            --            --
                                                                                 -------       -------       -------
     Net income                                                                  $28,570       $ 5,560       $13,970
                                                                                 =======       =======       =======

Weighted average number of common shares outstanding                                 0.1           0.1           0.1
                                                                                 =======       =======       =======

See notes to consolidated financial statements.

                           THE PIETRAFESA CORPORATION

                                                                                 Year ended
                                                                              December 31, 1998
                                                                           ------------------------
                                                                               (In thousands,
                                                                           except per share data)
Pro forma net income data (Note 2):
     Income (loss) from continuing operations before income
         taxes, as reported above                                                  $1,911
     Pro forma provision for income taxes                                             801
                                                                                   ------
     Pro forma income (loss) from continuing operations                             1,110

Pro forma loss on disposal of discontinued operations
     (net of income taxes)                                                             --

Pro forma extraordinary item (net of income taxes)                                     --
                                                                                   ------
Pro forma net income                                                               $1,110
                                                                                   ======


Pro forma basic and diluted earnings per share (Notes 2 and 13):
     Continuing operations
     Discontinued operations
     Extraordinary item
                                                                                   ------
Net income
                                                                                   ======


Proforma weighted average number of common shares
     outstanding
                                                                                   ======



See notes to consolidated financial statements.

                           THE PIETRAFESA CORPORATION

             Consolidated Statements of Changes in Partners' Capital
                            and Shareholders' Equity

                  Years ended December 31, 1996, 1997 and 1998



                                                                              Additional
                                              General    Limited     Common    Paid-in     Retained
                                              Partner    Partners    Stock     Capital     Earnings       Total
                                              -----------------------------------------------------------------
                                                                        (In thousands)

Balance at December 31, 1995                    $ (6)   $  (698)                                        $ (704)

Year ended December 31, 1996
Net income                                        28      2,829                                          2,857
                                                ----    -------                                         ------
Balance at December 31, 1996                      22      2,131                                          2,153


Year ended December 31, 1997
Net income                                         5        551                                            556
                                                ----    -------                                         ------
Balance at December 31, 1997                      27      2,682                                          2,709

Year ended December 31, 1998
Net income (loss)                                 19      1,936                             $(558)       1,397

Distributions to partners for income taxes       (17)    (1,706)                                        (1,723)
Incorporation of the Company                     (29)    (2,912)                $2,941                      --
                                                ----    -------      -----      ------      -----      -------
Balance at December 31, 1998                    $ --    $    --      $  --      $2,941      $(558)     $ 2,383
                                                ====    =======      =====      ======      =====      =======


                 See notes to consolidated financial statements.

                           THE PIETRAFESA CORPORATION

                      Consolidated Statements of Cash Flows




                                                                                    Year ended December 31,
                                                                             -----------------------------------
                                                                              1996          1997          1998
                                                                             -------      --------      --------
                                                                                         (In thousands)
Operating activities
   Net income                                                                $ 2,857      $    556      $  1,397
   Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
       Extraordinary item                                                     (3,350)           --            --
       Depreciation and amortization                                             946           802           788
       Provision for doubtful accounts                                            19             -            10
       Loss and impairment on fixed assets                                       194           149            16
       Deferred taxes                                                             --            --           503
       Changes in operating assets and liabilities:
          Accounts receivable                                                   (590)        1,549        (3,911)
          Inventories, prepaid expenses and other assets                       3,267         1,533        (4,847)
          Accounts payable and accrued expenses                                 (898)       (1,533)        4,649
                                                                             -------      --------      --------
   Net cash provided by (used in) operating activities                         2,445         3,056        (1,395)

Investing activities
   Purchases of property, plant, and equipment                                  (105)          (59)         (592)
   Proceeds from disposal of fixed assets                                        524         2,244            29
                                                                             -------      --------      --------
   Net cash provided by (used in) investing activities                           419         2,185          (563)

Financing activities
   Borrowings under credit line                                               51,854        39,981        46,639
   Repayments of credit line                                                 (52,419)     $(42,516)      (43,348)
   Proceeds from long-term debt                                                2,530            --         1,115
   Principal payments on long-term debt                                       (4,581)       (2,666)         (596)
   Payment of debt issuance costs                                               (250)          (41)          (77)
   Principle payments under capital lease obligations                             --            --           (41)
   Distributions payable to partners for income taxes                             --            --        (1,723)
                                                                             -------      --------      --------
   Net cash (used in) provided by financing activities                        (2,866)       (5,242)        1,969
                                                                             -------      --------      --------
   (Decrease) increase in cash                                                    (2)           (1)           11

   Cash at beginning of period                                                     6             4             3
                                                                             -------      --------      --------
   Cash at end of period                                                     $     4      $      3      $     14
                                                                             =======      ========      ========


See notes to consolidated financial statements.

                           THE PIETRAFESA CORPORATION

                   Notes to Consolidated Financial Statements

                       Three years ended December 31, 1998

                                 (In thousands)

1. The Company and Basis of Presentation

The Pietrafesa Corporation (the "Company") was formed on October 1, 1998 through the issuance of .1 shares of Class B common stock in exchange for the net assets of MS Pietrafesa, L.P. (the "Partnership"). The exchange was recorded at the Partnership's historical cost basis as both entities were under common control.

The accompanying financial statements include the financial position and operations of the Partnership for 1996 and 1997 and the Company and the Partnership combined for 1998.

The Company operates principally in one business segment, the sourcing of proprietary brands of men's and women's clothing for major domestic retailers. Sourced products are manufactured by the Company and third parties. Approximately 77% of the Company's work force is represented under collective bargaining agreements. The Company also has one retail outlet whose operations are not significant.


2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions are eliminated.

Revenue Recognition

Revenue is recognized when products are shipped or services have been provided and is net of returns and allowances.

Cash

Cash consists of demand deposits at banks.

Inventories

Inventories are stated at the lower of standard costs (which approximate cost determined on a first in, first out basis) or market.

Property, Plant, and Equipment

Depreciation is provided using the straight line method over the estimated useful lives of the respective assets (buildings and improvements - 25 years; machinery and equipment - 15 years; and furniture and fixtures - 10 years).

Other Assets

Other assets include debt issuance costs which are amortized over the terms of the related debt using the interest method.

                           THE PIETRAFESA CORPORATION

                   Notes to Consolidated Financial Statements

                       Three years ended December 31, 1998

                                 (In thousands)



2. Summary of Significant Accounting Policies (Continued)

Income Taxes and Tax Distributions

Prior to October 1, 1998, the Company operated as a limited partnership and income or loss of the Partnership was included in the taxable income of the individual partners. The Company is required under the Partnership Agreement to distribute cash to the partners which approximates the tax on taxable income reported by the Partnership through September 30, 1998. The Company has accrued a liability of $1,516 related to distributions for taxable income for the nine month period ended September 30, 1998.

As of October 1, 1998, effective with the net asset transfer discussed in Note 1, the Company is subject to federal and state corporate income taxes. The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the tax basis of assets and liabilities and are measured using currently enacted tax laws and rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Pro Forma Net Income and Earnings Per Share

Pro forma net income and earnings per share for 1998 reflect adjustments for federal and state income taxes as if the Company were subject to these taxes for the entire year.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 1998 presentation.

                           THE PIETRAFESA CORPORATION

                   Notes to Consolidated Financial Statements

                       Three years ended December 31, 1998

                                 (In thousands)


3. Borrowing Arrangements

Long-term debt consisted of the following:

                                                                                 December 31,
                                                                              1997         1998
                                                                             ------      -------
    Revolving credit agreements due June 30, 2001                            $6,147      $ 9,439
    Equipment notes with monthly principal and interest payments
        ranging from $7 to $13 through December of 2002                         762          612
    Capital equipment leases with monthly principal and interest
        payments ranging from $1 to $4 through July 2002                        107          234
    Term notes with monthly principal payments of $16 and $10
        through June 2005                                                     2,134        2,803
                                                                             ------      -------
                                                                              9,150       13,088
    Less current maturities                                                     487          527
                                                                             ------      -------
                                                                             $8,663      $12,561
                                                                             ======      =======

Substantially all of the Company's debt bears interest at variable rates which range between prime plus .5% and prime plus 1% (8.25% and 8.75% at December 31, 1998).

Under terms of a credit line with a bank, the Company may borrow up to $12,500, limited by levels of accounts receivable and inventory. The unused credit line totaled approximately $2,311 at December 31, 1998. Interest on the line is based on prime plus .5% or LIBOR plus 2.75% (8.25% at December 31, 1998). The weighted average borrowing rate on the credit lines was 9.91% and 9.26% at December 31, 1997 and 1998, respectively. During the year ended December 31, 1996, 1997 and 1998, the highest outstanding balance on the credit line was $12,283, $10,787 and $11,782, respectively, and the average outstanding balance was $10,344, $8,338 and $8,701, respectively. The credit line is subject to renewal in 2001 and has been classified as long-term.

On June 19, 1998, the Company refinanced certain mortgage, equipment and term loans with principal balances of $2,134 at December 31, 1997. The refinanced loans are payable over 5 and 7 years with interest ranging from prime plus 1% to prime plus .75%.

The Company's borrowing arrangements include certain restrictive covenants which limit, among other things, additional indebtedness, capital expenditures, dividends and require that the Company maintain specified levels of working capital, tangible net worth, debt-to-equity, debt service coverage and net income. Amounts outstanding under these arrangements, including the working capital facility, are secured by substantially all of the Company's assets.

Aggregate principal payments on long-term debt for each of the next five years and thereafter are as follows as of December 31, 1998:

                         1999               $   527
                         2000                   539
                         2001                 9,987
                         2002                   497
                         2003                   660
                         Thereafter             878
                                            =======
                                            $13,088
                                            =======

                           THE PIETRAFESA CORPORATION

                   Notes to Consolidated Financial Statements

                       Three years ended December 31, 1998

                                 (In thousands)

3. Borrowing Arrangements (continued)

As further discussed in Note 10, certain subordinated indebtedness were forgiven in June 1996.

Interest paid for the years ended December 31, 1996, 1997 and 1998 amounted to $1,343, $1,126 and $1,156, respectively.

The Company acquired $109 and $169 in assets under capital lease obligations in 1997 and 1998, respectively.

4. Shareholder's Equity

The Company is authorized to issue two classes of common stock designated Class A and Class B. The Class B elects 75% of the Board of Directors, has voting rights on all corporate matters and is convertible, at any time, at the option of the holder, into an equal number of Class A shares. The shares of Class B common stock are also subject to mandatory conversion into an equal number of Class A common stock at the option of the majority of the holder or holders of Class B common stock. In connection with the incorporation of the Company, .1 Class B shares were issued to the Partnership. Except in limited instances, Class A shares will be non-voting except as to the election of 25% of the Board of Directors. No Class A shares have been issued.

The Company is also authorized to issue up to, in one or more series, 5,000 shares of preferred stock upon the consent of the holders of a majority of the outstanding shares of Class B common stock. The Board is authorized to fix the rights, preferences, privileges and restrictions of each series, without further vote or action by the stockholders. The preferred stock may be granted voting powers provided that the Class B common stock will always have the right to elect a majority of the Board and the preferred stock will be entitled to vote with the Class A common stock as a class on any matters on which holders of Class A common stock are entitled to vote.

5. Retirement Plans

The Company sponsors contributory defined contribution plans for employees not covered by multi-employer plans. Employer contributions to the plans range from no contribution to 50% of each participant's elective deferral for the plan year, subject to certain restrictions as defined in the Plan documents. Contributions for the years ended December 31, 1996, 1997 and 1998 were $97, $125 and $141, respectively. The Company also contributes to two multi-employer pension funds which cover certain union employees under a collective bargaining agreement. Contributions for the years ended December 31, 1996, 1997, and 1998 were approximately $323, $173 and $156, respectively. Provisions of the Multi-Employer Pension Plan Amendments Act of 1980 require participating employers to assume a proportionate share of a multi-employer plan's unfunded vested benefit in the event of withdrawal from or termination of the Plan.

6. Related Party Transactions

The Company leases a retail store facility from a related party under a ten-year lease ending June 30, 2000 requiring rental payments totaling $146 per year. A portion of this facility is subleased and provides minimum rental income of $30 per year.

Beginning in 1998, the Company sources certain customer orders through SourceOne, L.L.C ("SourceOne"), an affiliate of the General Partner of the Partnership. SourceOne has no significant assets or liabilities and neither the Company nor its employees receive any compensation from SourceOne. The Company purchased approximately $10,614 of services from SourceOne during 1998 and has a net payable to SourceOne of $591 at December 31, 1998.

                           THE PIETRAFESA CORPORATION

                   Notes to Consolidated Financial Statements

                       Three years ended December 31, 1998

                                 (In thousands)



6. Related Party Transactions (continued)

An affiliate of the General Partner provides financial advisory and strategic consulting under an agreement requiring monthly payments of $25. The agreement may be terminated annually by either party upon 30 days notice. The affiliate waived all payments due under this agreement for 1996, 1997 and 1998.

The Company reimburses on a per-flight basis certain operating expenses of an aircraft owned by a corporation owned by the Company's President and Chief Executive Officer. Payments amounted to $225, $223 and $454 for the years ended December 31, 1996, 1997 and 1998, respectively.

7. Revenue and Supplier Concentrations

The Company grants credit without collateral to customers and performs periodic credit evaluations of their financial condition. Three branded products comprise approximately 67% and 73% of accounts receivable and revenues, respectively, as of and for the year ended December 31, 1996, approximately 82% and 87% of accounts receivable and revenues, respectively, as of and for the year ended December 31, 1997 and approximately 62% and 88% of accounts receivable and revenues, respectively, as of and for the year ended December 31, 1998.

In April 1998, the Company entered into a five-year sourcing agreement with a domestic clothing retailer and became the retailer's primary source for tailored clothing. The Company's affiliate, SourceOne, manages the retailer's manufacturing operations. The Company will receive an annual management fee for the first three years of the agreement and purchased certain inventory owned by the retailer at market value ($2,140), payable in installments. The agreement requires the retailer to purchase a minimum number of units during the 5-year term of the agreement.

The Company purchases a significant volume of fabric from two suppliers. In 1998, 1997 and 1996, 62%, 54% and 51% of total purchases were purchased from these two suppliers, respectively.

8. Income Taxes

On October 1, 1998, the Company recorded deferred income taxes due to its incorporation. The recording of the deferred tax liability at October 1, 1998 resulted in additional tax expense of $516 in 1998.

The provision for income taxes is as follows:

                                                     Year ended
                                                    December 31,
                                           ----------------------------
                                            1996       1997        1998
                                           ------     ------       ----
             Current
                 Federal                   $   --     $   --       $  8
                 State                         --         --          3
                                           ------     ------       ----
             Total current                     --         --         11

             Deferred:
                 Federal                       --         --        428
                 State                         --         --         75
                                           ------     ------       ----
             Total deferred                    --         --        503
                                           ------     ------       ----
             Total tax expense             $   --     $   --       $514
                                           ======     ======       ====

                           THE PIETRAFESA CORPORATION

                   Notes to Consolidated Financial Statements

                       Three years ended December 31, 1998

                                 (In thousands)



8. Income Taxes (Continued)

The difference between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                                                   Year ended December 31,
                                                                                1996        1997        1998
                                                                              -------------------------------

    U.S. federal statutory rate                                                34.0%       34.0%       34.0%

    Income attributed to period the Company was a partnership that is not
    subject to federal or state corporate income tax                          (34.0%)     (34.0%)     (34.0%)

    Deferred taxes related to the change to a taxable entity                                           27.0%
                                                                              =====        ====        ====
    Effective tax rate                                                          0.0%        0.0%       27.0%
                                                                              =====        ====        ====





Deferred tax assets and liabilities are comprised of the following:

                                                             December 31,
                                                      1996     1997      1998
                                                     ------   ------    ------
    Deferred tax assets:
        Bad debt and chargeback reserves             $   --   $   --    $  131
        Inventory related reserves                       --       --       292
        Employee benefits                                --       --       236
        Other                                            --       --       279
                                                     ------   ------    ------
    Total deferred tax assets                            --       --       938

    Deferred tax liability:
        Depreciation                                     --       --     1,441
                                                     ------   ------    ------
    Net deferred tax liability                       $   --   $   --    $  503
                                                     ======   ======    ======

                           THE PIETRAFESA CORPORATION

                   Notes to Consolidated Financial Statements

                       Three years ended December 31, 1998

                                 (In thousands)




9. Discontinued Operations

In 1995, the Company discontinued its low price point tailored clothing manufacturing business.

All equipment related to this operation was either sold to third parties or transferred to the Company's primary factory during 1996. In April 1997, the Company concluded the sale of the remaining assets at their carrying value.

Interest expense included in the loss on disposal of discontinued operations was $243, $61 and $-0- for 1996, 1997, and 1998, respectively, representing the interest on building and equipment loans attributable to the discontinued operations and a portion of the interest on the working capital facility determined based upon average accounts receivable and average inventory balances.

10. Forgiveness of Debt

In June 1996, the Company completed a transaction under which subordinated notes with an outstanding principal and interest balance of $3,350 were forgiven in exchange for a greater partnership interest in MSJP, L.P., a limited partner of the Partnership.

11. Fair Value of Financial Instruments

The carrying amounts of the Company's short-term borrowings and variable rate long-term debt approximate their fair value. The difference between carrying value and fair value on fixed rate long-term debt is not material.

12. Public Offering Costs

In 1998 the Company incurred costs related to a public offering that was delayed due to adverse market conditions. Costs amounting to $823 related to this offering have been charged off due to the extended delay of the offering.

13. Acquisitions and Public Offering

On ________, 1999, the Company acquired the assets and assumed certain liabilities of Diversified Apparel Group, Ltd. for $ ______ in a transaction to be accounted for as a purchase. On __________, 1999, the Company acquired all of the common stock of Global Sourcing Network, Ltd. for $ _______ in a transaction to be accounted for as purchase. Concurrent with this public offering, the Company will also acquire the assets and assume certain liabilities of Components by John McCoy, Inc. for $_____ in a transaction to be accounted for as a purchase.

In connection with this Offering, the Company's Class B common stock has been adjusted through issuance of _______ additional shares of Class B common stock for the consideration of the stock's par value. Shareholder's equity, earnings per share and other share information has been restated to reflect the additional shares of Class B common stock.

To the Board of Directors of
Components by John McCoy, Inc.
6040 Boulevard East - Apt. 2G
West New York, New Jersey 07093


We have audited the accompanying balance sheets of Components by John McCoy, Inc. (a New Jersey corporation) as of December 31, 1998 and 1997, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Components by John McCoy, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                             /s/ Lawrence B. Goodman & Co., P.A.
                                             Certified Public Accountants

Fair Lawn, New Jersey
March 4, 1999

                         COMPONENTS BY JOHN McCOY, INC.

                                 Balance Sheets

                           December 31, 1998 and 1997


                                     ASSETS

                                                      1998              1997
                                                   ----------        ----------

Current Assets
   Cash                                            $   45,358        $   10,335
   Accounts Receivable - net                        4,462,931         3,711,586
   Inventory                                        2,311,177           829,833
   Employee Loan                                           --             1,600
                                                   ----------        ----------
     Total current assets                           6,819,466         4,553,354
                                                   ----------        ----------

Property & Equipment
   Furniture and fixtures                               3,616             3,616
   Leasehold improvements                             178,167                --
                                                   ----------        ----------
                                                      181,783             3,616
   Less:  Accumulated depreciation                     (1,086)             (362)
                                                   ----------        ----------
     Net property and equipment                       180,697             3,254
                                                   ----------        ----------

Other Assets
   Security deposit                                    28,032            28,032
                                                   ----------        ----------

       Total Assets                                $7,028,195        $4,584,640
                                                   ==========        ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                      1998              1997
                                                   ----------        ----------

Current Liabilities
   Accounts payable and accrued expenses           $2,459,127        $1,671,965
   Loan payable                                     2,462,451         2,070,731
   Taxes payable                                       48,868            66,890
                                                   ----------        ----------
     Total current liabilities                      4,970,446         3,809,586
                                                   ----------        ----------

Stockholders' Equity
   Common Stock, no par value                         300,000           300,000
     (authorized 200 shares, issued
     and outstanding 100 shares)
   Retained earnings                                1,757,749           475,054
                                                   ----------        ----------
     Total stockholders' equity                     2,057,749           775,054
                                                   ----------        ----------

       Total Liabilities and Stockholders' Equity  $7,028,195        $4,584,640
                                                   ==========        ==========

See notes to financial statements and auditor's report.

                         COMPONENTS BY JOHN McCOY, INC.
                   Statements of Income and Retained Earnings
                     Years Ended December 31, 1998 and 1997

                                                              1998             1997
                                                          -----------      -----------
Revenues
   Net Sales                                              $19,993,484      $14,916,695
                                                          -----------      -----------
Cost of Sales
   Beginning inventory                                        829,833          740,408
   Purchases                                               13,854,070        9,733,368
   Freight-in                                                 681,339          505,506
   Customs charges                                          1,953,422        1,606,554
                                                          -----------      -----------
                                                           17,318,664       12,585,836
   Less:  Ending inventory                                  2,311,177          829,833
                                                          -----------      -----------
     Total cost of sales                                   15,007,487       11,756,003
                                                          -----------      -----------
          Gross Profit                                      4,985,997        3,160,692

General and Administrative Expenses
   Advertising                                                177,635           28,740
   Bad debt expense                                           253,565          113,856
   Commissions                                                588,879          675,204
   Insurance                                                   27,881           34,130
   Interest                                                   292,676          241,225
   Professional services                                       66,404           24,729
   Office supplies                                            166,449          155,159
   Outside services                                           212,392          131,951
   Payroll taxes                                               41,983           24,106
   Postage                                                    102,386           95,383
   Profit sharing                                              45,030           38,517
   Rent                                                       166,951          110,792
   Repairs and maintenance                                        521           11,615
   Salaries -- Officer                                        606,154          180,000
   Salaries and wages -- other                                287,532          185,138
   Storage                                                    108,694           64,092
   Telephone and utilities                                     50,674           43,077
   Travel and entertainment                                   134,910          161,884
   Miscellaneous                                               69,865           25,141
                                                          -----------      -----------
     Total general and administrative expenses              3,400,581        2,344,739
                                                          -----------      -----------

   Income from operations                                   1,585,416          815,953

   Other Income and (Expenses)
     State and local income taxes                           (157,711)         (81,595)
                                                          -----------      -----------
   Net income                                               1,427,705          734,358
   Retained earnings -- beginning                             475,054          118,854
   Distributions of undistributed taxable income             (145,010)        (378,158)
                                                          -----------      -----------
   Retained earnings --  ending                            $1,757,749         $475,054
                                                          ===========      ===========

See notes to financial statements and auditor's report.

                         COMPONENTS BY JOHN McCOY, INC.
                            Statements of Cash Flows
                     Years Ended December 31, 1998 and 1997

                                                                 1998               1997
                                                             ------------       -----------
  Cash flows from operating activities:

  Net income                                                 $  1,427,705       $   734,358
                                                             ------------       -----------

  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                                     724               362
  Changes in assets and liabilities:
     Increase in accounts receivable                             (751,345)       (1,264,338)
     Increase in inventory                                     (1,481,344)          (89,425)
     Increase in employee loan                                         --            (1,600)
     Increase in security deposit                                      --           (28,032)
     Increase in accounts payable                                 787,162           179,879
     Increase/(Decrease) in taxes payable                         (18,022)           54,923
                                                             ------------       -----------
       Total adjustments                                       (1,462,825)       (1,148,231)
                                                             ------------       -----------

  Net cash used by operating activities                           (35,120)         (413,873)
                                                             ------------       -----------

  Cash flows from investing activities:
      Purchase of furniture and fixtures                         (178,167)           (3,616)
                                                             ------------       -----------

  Cash flows from financing activities:
      Borrowing on loan payable                                19,494,135        10,120,000
      Repayments on loan payable                              (19,102,415)       (9,359,340)
      Distributions to shareholder                               (143,410)         (382,468)
                                                             ------------       -----------

  Net cash provided by financing activities                       248,310           378,192
                                                             ------------       -----------

  Net increase (decrease) in cash                                  35,023           (39,297)

  Cash -- beginning of year                                        10,335            49,632
                                                             ------------       -----------

  Cash -- end of year                                        $     45,358       $    10,335

                                                             ============       ===========

  Supplemental information
      Interest paid                                          $    292,676       $   241,225
      Taxes paid                                             $    176,133       $    29,889

See notes to financial statements and auditor's report.

                         COMPONENTS BY JOHN McCOY, INC.
                          Notes to Financial Statements
                           December 31, 1998 and 1997
                                 (In thousands)

DESCRIPTION OF BUSINESS

         Components by John McCoy, Inc. is a distributor of men's clothing. The Company was incorporated and commenced business on January 6, 1995. Its principal place of business is located at 20 West 55th Street, New York, New York.

Note 1:  ACCOUNTING POLICIES

         a) Accounts Receivable

         In the normal course of business, the Company discounts or sells trade accounts receivable without recourse to Heller Financial, Inc. At December 31, 1998 and 1997, the amount of such receivables was $3,239,184 and $3,162,716, respectively.

         b) Uncollectible Accounts

         Uncollectible accounts receivable are estimated to be 4% for 1998 and 10% for 1997 of non-factored receivables, based upon management's evaluation of outstanding accounts receivable. At December 31, 1998 and 1997, uncollectible accounts are estimated to be $56,779 and $60,986, respectively.

         c) Inventory

         Inventory is stated at the lower of cost determined by the first-in, first-out method, or market.

         d) Income Taxes

         The shareholders have elected to be treated as a small business corporation (Sub-Chapter "S" of the Internal Revenue Code) for Federal income tax purposes as of January 6, 1995. Similarly, the shareholders have elected to be treated as a small business corporation for New York and New Jersey State income tax purposes. Accordingly, no provision has been made for Federal income taxes, a provision has been made for the State income taxes for New York and for New Jersey at the prevailing rates for 1998. Income will be reported by the shareholder in his individual income tax returns.

         New York City does not recognize Sub-Chapter "S" status, therefore, a tax provision has been made based upon the income tax rates in effect for 1998.

         There are no material differences in the calculation of net income for book and income tax purposes, therefore, deferred income taxes have not been recorded.

         e) Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         COMPONENTS BY JOHN McCOY, INC.
                          Notes to Financial Statements
                           December 31, 1998 and 1997
                                 (In thousands)


Note 2:  LOAN PAYABLE

         Loan payable represents amounts owed to Heller Financial, Inc. as advances upon collections of factored accounts receivable. Interest on these advances is computed daily at a rate of 2% over the current prime rate and is paid monthly using the current prime rate as a base. Rates in effect were as follows:

                      01/01/96 through 03/26/97              10.25%
                      03/27/97 through 01/01/98              10.25%
                      02/02/98 through 09/29/98              10.00%
                      09/30/98 through 10/16/98               9.75%
                      10/17/98 through 11/17/98               9.50%
                      11/18/98 through 12/31/98               9.25%

         Average outstanding loan balances for the years ended December 31, 1998 and 1997 were approximately $2.6 million and $1.9 million, respectively. The high outstanding balances for those years were $4.0 million and $3.2 million, respectively.

Note 3:  STATE AND LOCAL INCOME TAXES

         Taxes consist of the following:

                                                        1998            1997
                                                     ---------        -------
             New York State income taxes             $  15,841        $ 8,183
             New Jersey State income taxes               3,182          2,735
             New York City income taxes                138,688         70,677
                                                      --------        -------
                                                      $157,711        $81,595
                                                      ========        =======


Note 4:  NET SALES

         Net sales consists of the following:

                                                       1998           1997
                                                   -----------    -----------
             Sales                                 $20,340,045    $16,039,672
             Less:  Sales, returns and discounts       346,561      1,122,977
                                                   -----------    -----------
                                                   $19,993,484    $14,916,695
                                                   ===========    ===========

Note 5:  INTEREST

         Interest expense for 1998 and 1997 was $292,676 and $241,225, respectively, all of which was charged to operations.

Note 6:  RENT

         The Company leases office space under a five-year operating lease which expires January 31, 2007. Future minimum rentals are as follows:

                 1999                   $  126,000
                 2000                      126,000
                 2001                      126,000
                 2002                      132,417
                 2003                      133,000
                 Thereafter                410,083
                                        ----------
                                        $1,053,500
                                        ==========


Note 7:  PROFIT SHARING PLAN

         The Company has a defined contribution Profit-Sharing Plan beginning January 1, 1997, covering substantially all of its employees. Employees qualify based on age and hours of service. The amount of the contribution is determined by the Board of Directors. The profit sharing plan contributions for 1998 and 1997 were $45,030 and $38,517, respectively.

                          INDEPENDENT AUDITORS' REPORT


BOARD OF DIRECTORS AND SHAREHOLDER
GLOBAL SOURCING NETWORK, LTD.


We have audited the accompanying balance sheets of GLOBAL SOURCING NETWORK, LTD. as of December 31, 1998 and 1997, and the related statements of operations and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLOBAL SOURCING NETWORK, LTD. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Pasquale & Bowers, LLP

Syracuse, New York
February 2, 1999

                          GLOBAL SOURCING NETWORK, LTD.
                                 Balance Sheets
                           December 31, 1998 and 1997

                                                          1998            1997
                                                       ----------      --------

                                     ASSETS


CURRENT ASSETS
 Cash and cash equivalents                             $  153,598      $ 84,348
 Accounts receivable                                       19,148       338,304
 Note receivable, net of allowance of $90,000                   0             0
 Due from related party (Note 7)                                0        55,000
 Inventories                                              907,500             0
 Deferred taxes (Note 5)                                   57,600             0
                                                       ----------      --------
    TOTAL CURRENT ASSETS                                1,137,846       477,652
                                                       ----------      --------
PROPERTY AND EQUIPMENT-NET (Note 3)                        10,204        10,161
                                                       ----------      --------
OTHER ASSETS
 Due from shareholder (Note 7)                                  0       116,397
 Deferred taxes (Note 5)                                        0        10,700
 Other                                                          0         5,142
                                                       ----------      --------
                                                                0       132,239
                                                       ----------      --------
                                                       $1,148,050      $620,052
                                                       ==========      ========

                     LIABILITIES AND SHAREHOLDER'S DEFICIT


CURRENT LIABILITIES
 Accounts payable                                      $1,026,265      $275,828
 Royalty fees payable (Note 4)                            229,085       397,215
                                                       ----------      --------
    TOTAL CURRENT LIABILITIES                           1,255,350       673,043
                                                        ---------       -------

SHAREHOLDER'S DEFICIT
 Common stock
  No par value
  Authorized - 200 shares
  Issued and outstanding - 50 shares                        1,000         1,000
 Accumulated deficit                                     (108,300)      (53,991)
                                                       ----------      --------
                                                         (107,300)      (52,991)
                                                       ----------      --------
                                                       $1,148,050      $620,052
                                                       ==========      ========

See accompanying notes to the financial statements.

                          GLOBAL SOURCING NETWORK, LTD.
                Statements Of Operations and Accumulated Deficit
                     Years Ended December 31, 1998 and 1997

                                                          1998          1997
                                                      -----------   -----------
SALES                                                 $18,062,322   $19,043,296

COST OF SALES                                          16,767,880    17,781,789
                                                      -----------   -----------

GROSS PROFIT                                            1,294,442     1,261,507

GENERAL AND ADMINISTRATIVE EXPENSES                       298,798       295,385
                                                      -----------   -----------

OPERATING INCOME BEFORE ROYALTIES AND COMMISSIONS         995,644       966,122

ROYALTIES AND COMMISSIONS                               1,095,873       985,975
                                                      -----------   -----------

LOSS FROM OPERTIONS                                      (100,229)      (19,853)

PROVISION FOR INCOME TAXES (Note 5)                       (45,920)       (8,019)
                                                      -----------   -----------

NET LOSS                                                  (54,309)      (11,834)

ACCUMULATED DEFICIT - BEGINNING OF YEAR                   (53,991)      (42,157)
                                                      -----------   -----------

ACCUMULATED DEFICIT - END OF YEAR                     $  (108,300)  $   (53,991)
                                                      ===========   ===========



See accompanying notes to the financial statements.

                          GLOBAL SOURCING NETWORK, LTD.
                             Statement Of Cash Flows
                     Years Ended December 31, 1998 and 1997
                Increase (Decrease) in Cash and Cash Equivalents

                                                        1998             1997
                                                      ---------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                             $ (54,309)      $ (11,834)
                                                      ---------       ---------
 Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
    Depreciation                                          4,421           3,574
    Bad debts                                           149,017         102,000
    Deferred tax benefit                                (46,900)        (10,700)
    Offsets of amounts due from shareholder             116,397               0
    Changes in assets and liabilities affecting
     cash flows from operating activities:
       Accounts receivable                              260,139        (225,022)
       Inventories                                     (907,500)              0
       Other assets                                       5,142           2,134
       Accounts payable                                 750,437         267,909
       Royalty fees payable                            (168,130)          5,772
       Accrued expenses                                       0          (7,474)
                                                      ---------       ---------
         Total adjustments                              163,023         138,193
                                                      ---------       ---------
         Net cash provided by operating activities      108,714         126,359
                                                      ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of property and equipment                     (4,464)         (6,004)
 Advances on notes receivable                           (90,000)              0
 Repayments on notes receivable                               0         144,000
                                                      ---------       ---------
         Net cash provided by (used in)
          investing activities                          (94,464)        137,996
                                                      ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from related party                             55,000               0
 Payments to related party                                    0        (313,200)
                                                      ---------       ---------
         Net cash provided by (used in)
          financing activities                           55,000        (313,200)
                                                      ---------       ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     69,250         (48,845)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR            84,348         133,193
                                                      ---------       ---------

CASH AND CASH EQUIVALENTS - END OF YEAR               $ 153,598       $  84,348
                                                      =========       =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
 Cash paid during the period for:
   Income taxes:                                      $     680       $   2,957
                                                      =========       =========


See accompanying notes to the financial statements.

                          GLOBAL SOURCING NETWORK, LTD.
                          Notes to Financial Statements
                      Year Ended December 31, 1998 and 1997
                                 (In thousands)

1.    Organization

      Global Sourcing Network, Ltd. (the "Company") imports men's apparel for distribution to retail apparel companies located principally throughout the United States.

2.    Summary of Significant Accounting Policies

      Revenue Recognition

      Revenue is recognized when products are received by the customer. The Company estimates accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

      Inventories

      Inventories are valued at the lower of cost, determined on the specific identification method, or market.

      Property and Equipment

      Property and equipment is recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets.

      Income Taxes

      Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets are the result primarily of net operating loss carryforwards the Company has available to offset future taxable income and reserves for bad debts.

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash Equivalents

      The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

      Business Concentrations

      The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. At times, balances may be in excess of the FDIC insurance limit. Substantially all of the Company's sales are to one customer. Essentially all accounts receivable at December 31, 1998 and 1997 are from this customer.

                          GLOBAL SOURCING NETWORK, LTD.
                          Notes to Financial Statements
                      Year Ended December 31, 1998 and 1997
                                 (In thousands)

3.    Property and Equipment

      Property and equipment, net of accumulated depreciation as of December 31, 1998 and 1997, consists of the following:

                                                        1998            1997
                                                       -------        -------

      Office equipment                                 $19,347        $16,641
      Furniture and fixtures                             7,496          5,738
                                                       -------        -------
                                                        26,843         22,379
      Less: Accumulated depreciation                   (16,639)       (12,218)
                                                       -------        -------

                                                       $10,204        $10,161
                                                       =======        =======

4.     Royalty Fees Payable

      The Company has a license agreement with Emerald Rise Trading, Ltd. (ERT), for technical knowledge and expertise in association with the sourcing, production and delivery of apparel. The Company pays royalties equal to 3% of gross sales. Royalty fees, included in general and administrative expenses, for the years ended December 31, 1998 and 1997, were approximately $542,000 and $571,000, respectively.

5.    Provision For Income Taxes

      Income taxes for the years ended December 31, 1998 and 1997 are summarized as follows:

                                                        1998           1997
                                                      -------        --------
      Current:
         State and city                               $   980        $ 2,681
                                                      -------        -------

      Deferred:
         Federal                                      (39,900)        (7,400)
         State                                         (7,000)        (3,300)
                                                      -------        -------
                                                      (46,900)       (10,700)
                                                      -------        -------

                                                      $(45,920)      $(8,019)
                                                      ========       =======

      The Company has unused net operating loss carryforwards available to offset against future taxable income of approximately $54,000 at December 31, 1998, which expire from 2010 through 2018.

      The components of the deferred tax asset as of December 31, 1998 and 1997 are as follows:

                                                        1998           1997
                                                      -------        -------
      Current deferred tax asset:
         Net operating losses                         $21,600        $     0
        Allowance for bad debts                        36,000              0
                                                      -------        -------

                                                      $57,600        $     0
                                                      =======        =======

      Noncurrent deferred tax asset:
         Net operating losses                         $     0        $10,700
                                                      =======        =======

                          GLOBAL SOURCING NETWORK, LTD.
                          Notes to Financial Statements
                      Year Ended December 31, 1998 and 1997
                                 (In thousands)

5.    Provision For Income Taxes (continued)

      The reconciliation of the effective income tax rate is as follows:

                                                        1998           1997
                                                      -------        -------

            Federal income tax rate                     (34)           (34)
            State taxes, net of federal
             income tax benefit                          (6)            (6)
            Adjustment to deferred tax rate              (6)            (0)
                                                      -------        -------

                                                        (46)           (40)
                                                      =======        =======
6.    Commitments

      The Company leases office space under an agreement accounted for as an operating lease expiring July 31, 1999. The Company sublet a portion of its office to a related entity. Rent expense for the years ended December 31, 1998 and 1997, net of sublease income was approximately $22,000 and $38,000, respectively.

7.    Related Parties

      Due from Related Party

      The Company provides management services and subleases office space to Global Sourcing International (GSI), which is related through family attribution. Management fees, sublease income and amounts due to and from GSI are summarized as follows:

                                                        1998           1997
                                                      -------        -------

      Management fees                                  $36,000       $24,000
      Sublease income                                  $26,700       $ 4,700
      Due from related party                           $     0       $55,000


      Due from Shareholder

      The Company periodically makes advances to its president and sole shareholder. Approximately $116,000 in advances outstanding at December 31, 1997 has been written off as commission expense in 1998. No interest has been imputed on outstanding advances.

8.    Financial Statement Presentation

      Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

                                [Back Cover Logo]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemization of all estimated expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

Item                                                                    Amount

SEC registration fee.................................................  $13,900
NASD filing fee......................................................    5,500
Nasdaq National Market listing fee...................................    *
Blue sky fees and expenses...........................................    *
Printing and engraving costs.........................................    *
Transfer agent fees..................................................    *
Legal fees and expenses..............................................    *
Accounting fees and expenses.........................................    *
Miscellaneous........................................................    *
                                                                        ------

Total................................................................   $*
                                                                        ======

*To be filed by amendment.

All amounts are estimated except for the SEC registration fee and the NASD filing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Our Certificate of Incorporation provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145. In that regard, our Certificate of Incorporation provides that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

In addition, our By-laws provide that we shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was our director, officer, employee or agent or is or was serving, at our request, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

We have purchased an insurance policy effective upon consummation of the Offering covering indemnification of directors and officers of the Registrant against certain liabilities arising under the Securities Act that might be incurred by them in such capacities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

We have issued the following securities:


  PURCHASER                    NO.                DATE              CLASS/TYPE                PAR VALUE
  ---------                    ---                ----              ----------                ---------
MS Pietrafesa, L.P.        100 Shares       September 21, 1998       Class B              $.001 per share
                                                                   Common Stock

Thomas M. Minkstein        2.5 Units        January 27, 1999    Partnership Units of      not applicable
                                                                MSJP, L.P.,
                                                                representing an
                                                                indirect 2.9%
                                                                beneficial interest
                                                                in the shares of
                                                                Class B Common Stock
                                                                owned by MS
                                                                Pietrafesa, L.P.

Each of the issuances cited above were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits.

NUMBER                                         DESCRIPTION
------                                         -----------
*1       Form of Underwriting Agreement
3.1      Certificate of Incorporation of Registrant
3.2      By-Laws of Registrant
*4       Form of Common Stock Certificate
*5       Opinion of Roberts, Sheridan & Kotel, a Professional Corporation
10.1 Asset Purchase Agreement, among Registrant, John McCoy and Components by John McCoy, Inc.
10.2 Asset Purchase Agreement, among Registrant, Jarrod Nadel and Diversified Apparel Group, Ltd.
10.3 Stock Purchase Agreement, among Registrant, Peter Lister and Global Sourcing Network, Ltd.
10.4 Credit Agreement dated June 19, 1998, between National Bank of Canada and MS Pietrafesa, L.P.
10.5 Lease Agreement dated April 28, 1994, between MS Pietrafesa, L.P. and Onondaga County Industrial Development Agency
10.6 Payment in Lieu of Tax Agreement dated as of October, 1, 1994 between Onondaga County Industrial Development Agency and MS Pietrafesa, L.P.
10.7 Loan Agreement dated May 19, 1994, with New York State Urban Development Corporation and MS Pietrafesa, L.P.
10.8 Transfer of Assets and Assignment and Assumption of Contracts and Leases dated as of October 1, 1998, between MS Pietrafesa, L.P. and The Pietrafesa Corporation.
*11      Statement regarding computation of per share earnings
21       List of Subsidiaries of Registrant
23.1     Consent of Ernst & Young LLP
23.2     Consent of Lawrence B. Goodman & Co., P.A.
23.3     Consent of Pasquale & Bowers, LLP
*23.4 Consent of Roberts, Sheridan & Kotel, a Professional Corporation (included in its opinion filed as Exhibit 5 hereto)
24       Power of Attorney (included on signature pages hereto)
27       Financial Data Schedule

*To be filed by amendment.

   (b) Financial Statement Schedules.

   Schedule II--Valuation and Qualifying Accounts

   All other schedules have been omitted as they are inapplicable, or the other information is included in the financial statements.

ITEM 17. UNDERTAKINGS

   (a) The undersigned registrant hereby undertakes to provide the Underwriters at the Closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Syracuse, New York on this 15 day of March, 1999.


                                          THE PIETRAFESA CORPORATION


                                          By: /s/  Richard C. Pietrafesa, Jr.
                                             --------------------------------
                                             Name:  Richard C. Pietrafesa, Jr.
                                             Title: Chief Executive Officer


                                POWER OF ATTORNEY


KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard C. Pietrafesa, Jr. and Thomas A. Minkstein and each or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, which amendments may make such changes in this Registration Statement as such agent deems appropriate, and to file any new registration statement (and any post-effective amendment thereto) which registers additional securities of the same class and for the same offering as this Registration Statement in accordance with Rule 462(b) under the Securities Act (each, a "462(b) Registration Statement"), and the Registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to this registration statement and any such 462(b) Registration Statements, and other documents in connection therewith, with the Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                               TITLE                                         DATE
           ---------                               -----                                         ----

/s/  Richard C. Pietrafesa, Jr.                 President and Chief Executive Officer            March 15, 1999
--------------------------------------------     and Director
     Richard C. Pietrafesa, Jr.                 (Principal Executive Officer)

/s/  Thomas A. Minkstein                        Chief Operating Officer                          March 15, 1999
--------------------------------------------     and Director
     Thomas A. Minkstein

/s/  Eugene R. Sunderhaft                       Vice President - Finance, Chief Financial        March 15, 1999
--------------------------------------------      Officer, Secretary, Treasurer
     Eugene R. Sunderhaft                       (Principal Financial and Accounting Officer)

/s/  Sterling B. Brinkley, Jr.                  Chairman of the Board                            March 15, 1999
--------------------------------------------
     Sterling B. Brinkley, Jr.

/s/  Mark C. Pickup                             Director                                         March 15, 1999
--------------------------------------------
     Mark C. Pickup

/s/  Robert J. Bennett                          Director                                         March 15, 1999
--------------------------------------------
     Robert J. Bennett

                                                Director                                         March 15, 1999
--------------------------------------------
     David J. Hare


We have audited the Consolidated Financial Statements of Pietrafesa as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated February 12, 1999
(except for Note 13 as to which the date is      __, 1999); (included elsewhere
in this Registration Statement). Our audits also included the financial statement schedule pertaining to Pietrafesa listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of Pietrafesa's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Syracuse, New York                                Ernst & Young LLP

The foregoing report is in the form that will be signed upon the completion of the acquisition, public offering and restatement of capital accounts described in Note 13 to the financial statements.


                                              /s/ Ernst & Young LLP
                                              ---------------------

Syracuse, New York
February 12, 1999

                                   SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS

                           The Pietrafesa Corporation

                  Years Ended December 31, 1996, 1997 and 1998

                                 (in thousands)


                                                    Col. B            Col. C                              Col. E
                  Col. A                          Balance at          Charged           Col. D          Balance at
                Description                   Beginning of Year     to Expense        Deductions       End of Year
                -----------                   -----------------     ----------        ----------       -----------

Year Ended December 31, 1996:

Reserve for bad debts....................     $        474        $        770       $    1,057(1)     $        187
Inventory reserve........................              385                 --                --                 385


Year Ended December 31, 1997:

Reserve for bad debts....................     $        187        $        22        $       19(1)     $        190
Inventory reserve........................              385                 --               100(2)              285


Year Ended December 31, 1998:

Reserve for bad debts....................     $        190        $        --        $        5(1)     $        185
Inventory reserve........................              285                 --                --                 285

------------------------
(1)  Write-off of accounts receivable.
(2)  Reduction of reserve based on analysis of related assets.

We have audited the Financial Statements of Components by John McCoy, Inc. ("Components") as of December 31, 1997 and 1998, and for the years then ended, and have issued our report thereon dated March 4, 1999 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule pertaining to Components listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of Components management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                               /s/  Lawrence B. Goodman & Co., P.A.
                               ------------------------------------
                               Certified Public Accountants


Fair Lawn, New Jersey
March 7, 1999

                                   SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS

                         COMPONENTS BY JOHN McCOY, INC.

                     Years Ended December 31, 1997 and 1998

                                 (in thousands)


                                                    Col. B            Col. C                              Col. E
  Col. A                                          Balance at          Charged          Col. D           Balance at
Description                                   Beginning of Year     to Expense      Deductions(1)      End of Year
-----------                                   -----------------     ----------      -------------      -----------
Year Ended December 31, 1997:

Reserve for bad debts....................     $        62         $       114       $        115     $        61

Year Ended December 31, 1998:

Reserve for bad debts....................     $        61         $       254       $        258     $        57


----------------
(1)  Represents write-offs of account receivables.

We have audited the Financial Statements of Global Sourcing Network, Ltd. ("GSN") as of December 31, 1997 and 1998 and for the years then ended, and have issued our report thereon dated February 2, 1999 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule pertaining to Global listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of GSN's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                              /s/  Pasquale & Bowers, LLP
                                              ----------------------------
                                              Certified Public Accountants


Syracuse, New York
March 11, 1999

                                   SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS

                          GLOBAL SOURCING NETWORK, LTD.

                           December 31, 1997 and 1998

                                 (in thousands)



                                                    Col. B            Col. C                              Col. E
                  Col. A                          Balance at          Charged            Col. D          Balance at
                Description                    Beginning of Year     to Expense        Deductions       End of Year
--------------------------------------------- ------------------- ---------------- ----------------- -----------------

Year Ended December 31, 1997:

Reserve for bad debts....................         $        0         $ 102,000     $ (102,000)(1)     $       0

Year Ended December 31, 1998:

Reserve for bad debts....................         $        0         $ 149,017      $ (59,017)(1)     $  90,000


-------------
(1)  Represents write-off of accounts receivable.

EXHIBIT INDEX

NUMBER                             DESCRIPTION
                                   -----------

*1       Form of Underwriting Agreement
3.1      Certificate of Incorporation of Registrant
3.2      By-Laws of Registrant
*4       Form of Common Stock Certificate
*5       Opinion of Roberts, Sheridan & Kotel, a Professional Corporation
10.1 Asset Purchase Agreement, among Registrant, John McCoy and Components by John McCoy, Inc.
10.2 Asset Purchase Agreement, among Registrant, Jarrod Nadel and Diversified Apparel Group, Ltd.
10.3 Stock Purchase Agreement, among Registrant, Peter Lister and Global Sourcing Network, Ltd.
10.4 Credit Agreement dated June 19, 1998, between National Bank of Canada and MS Pietrafesa, L.P.
10.5 Lease Agreement dated April 28, 1994, between MS Pietrafesa, L.P. and Onondaga County Industrial Development Agency
10.6 Payment in Lieu of Tax Agreement dated as of October, 1, 1994 between Onondaga County Industrial Development Agency and MS Pietrafesa, L.P.
10.7 Loan Agreement dated May 19, 1994, with New York State Urban Development Corporation and MS Pietrafesa, L.P.
10.8 Transfer of Assets and Assignment and Assumption of Contracts and Leases dated as of October 1, 1998, between MS Pietrafesa, L.P. and The Pietrafesa Corporation.
*11      Statement regarding computation of per share earnings
21       List of Subsidiaries of Registrant
23.1     Consent of Ernst & Young LLP
23.2     Consent of Lawrence B. Goodman & Co., P.A.
23.3     Consent of Pasquale & Bowers, LLP
*23.4 Consent of Roberts, Sheridan & Kotel, a Professional Corporation (included in its opinion filed as Exhibit 5 hereto)
24       Power of Attorney (included on signature pages hereto)
27       Financial Data Schedule

*To be filed by amendment.

   (b) Financial Statement Schedules.

   Schedule II--Valuation and Qualifying Accounts

   All other schedules have been omitted as they are inapplicable, or the other information is included in the financial statements.